Form 10-K, Exhibit 13
ARABIAN SHIELD DEVELOPMENT CO
filed 1995-03-30
CIK 7039

                                ARABIAN   SHIELD
                             Development   Company

                         Annual Report to Stockholders
                      For The Year Ended December 31, 1994

TO OUR STOCKHOLDERS:

The Company obtained the mining lease to the Al Masane area in Saudi Arabia on May 22, 1993, and thereafter commissioned Watts, Griffis & McOuat of Toronto, Canada ("WGM") to update the feasibility study for that area. The mining lease has an initial thirty (30) year term, with the Company having the option to renew or extend the term of the lease for additional periods not to exceed twenty (20) years. Under the terms of the mining lease agreement, the Company will pay rental to the Ministry of Petroleum and Mineral Resources of 10,000 Saudi Riyals (approximately $2,667 at current exchange rate) per square kilometer per year during the period of the lease for the total lease area of 44 square kilometers. The Company will also pay the Saudi government income taxes in accordance with the income tax law then in force, in accordance with Article 45 of the Mining Code (the current tax is now 45% of net income). However, in accordance with Article 46 of the Mining Code, such income tax will not be due in respect to mining operations during the period of five years starting from the date of the first sale of products or five years from the beginning of the fourth year after the issue of the mining lease, whichever occurs first.

Pursuant to the terms of the mining lease agreement, the Company undertakes to repay the $11 million loan provided to the Company and National Mining Company in 1979 by the Ministry of Finance and National Economy, in accordance with the terms of an agreement to be reached between the Company and the Ministry of Finance and National Economy. In a memorandum to His Majesty the King in 1986, the Minister of Petroleum and Mineral Resources and the Minister of Finance and National Economy recommended that the $11 million loan be rescheduled with the terms of rescheduling to be agreed upon after the mining lease is granted. The Company will instigate negotiations on that basis with the Ministry of Finance and National Economy.

The mining lease agreement also provides that, after the profitability of the project is established, as determined by the Saudi Arabian government, the Company will form a Saudi public stock company with the Petroleum and Mineral Organization ("Petromin"), a company wholly-owned by the Saudi government. The Company will own 50% of the shares of the Saudi public stock company and Petromin no more than 25% of the shares. The remaining shares will be offered for sale in Saudi Arabia pursuant to a public subscription. In consideration for its receiving shares in the Saudi public stock company, the Company will transfer title to the mining lease to the Saudi public stock company, including responsibility for the repayment of the $11 million loan from the Saudi Arabian government and the other obligations under the mining lease. In December 1994, the Company received instructions from the office of the Minister of Petroleum and Mineral Resources stating that it is possible for the Company to form the Saudi public stock company without Petromin but that the sale of stock to the Saudi public should occur only after assured profits from commercial operations of the mine. The instructions added that Petromin will still have the right to purchase shares in the Saudi public stock company any time it desires.

Following the granting of the mining lease to the Al Masane area, the Company commissioned WGM to prepare a new fully bankable feasibility study for presentation to financial institutions in connection with obtaining financing for the project. The feasibility study includes more metallurgical work incorporating advances in grinding of the ore; incorporation of the latest advances in technology and reagents developed during the past ten years; incorporation of new mill designs and the latest water recycling methods; investigation into the shipping and marketing of zinc and copper concentrates; and an economic analysis of the project. The feasibility study contains specific recommendations to insure that the construction of the project is accomplished as expeditiously and economically as possible. Engineering design and costing of the project was done by Davy International of Toronto, Canada. The feasibility study cost the Company approximately $1 million and was presented to the Company on July 22, 1994.

The Al Masane ore is located in three mineralized zones known as Saadah, Al Houra and Moyeath. The diluted minable, proven and probable ore reserves at the Al Masane project were estimated to be 7.2 million tonnes, including mining dilution. Mining dilution is the amount of wallrock adjacent to the ore body which is included in the ore extraction process. The average grade of the proven and probable diluted ore reserves was estimated to be 1.42% copper, 5.31% zinc,
1.19 grams of gold per tonne and

40.20 grams of silver per tonne. For purposes of calculating the proven and probable reserves, a dilution of 5% at zero grade on the Saadah zone and 15% at zero grade on the Al Houra and Moyeath zones was assumed. A mining recovery of 80% has been used for the Saadah zone and 88% for the Al Houra and Moyeath zones.

Proven reserves are those mineral deposits for which quantity is computed from dimensions revealed in outcrops, trenches, workings or drillholes, and grade is computed from results of detailed sampling. For ore deposits to be proven, the sites for inspection, sampling and measurement must be spaced so closely and the geologic character must be so well defined that the size, shape, depth and mineral content of reserves are well established. Probable reserves are those for which quantity and grade are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. However, the degree of assurance, although lower than that for proven reserves, must be high enough to assume continuity between points of observation.

A review by WGM of the equipment and process flowsheet contained in the 1982 feasibility study prepared by WGM indicated that new technology developed during the past ten years could be used to reduce the capital cost and improve the metallurgical recoveries. In particular, the use of semi-autogenous grinding to reduce the capital cost of the grinding section and developments in reagents were believed to hold the greatest potential for improving the economies of the project. A detailed metallurgical testwork program was undertaken by Lakefield Research in 1994 to address potential improvements and provide detailed design criteria for the concentrator design. Results from this testwork program showed that copper recovery could be improved by 5.7% and zinc recoveries improved by 13% compared to the 1982 results.

The metallurgical studies conducted on the ore samples taken from the zones indicated that 87.7% of the copper and 82.6% of the zinc could be recovered in copper and zinc concentrates. Overall, gold and silver recovery from the ore was estimated to be 77.3% and 81.3%, respectively, partly into copper concentrate and partly as bullion through cyanide processing of zinc concentrates and mine tailings.

A test program to evaluate the economies of the cyanidation of the zinc concentrate and tailings in order to improve gold and silver recoveries found gold and silver recoveries to range from 50% to 77%. To recover gold and silver from the zinc concentrate and tailings, WGM recommended that a cyanidation plant be included in process flowsheet. Dore bullion would be produced. WGM concluded that the inclusion of a cyanidation plant would make a positive contribution to the economies of the project under the base conditions.

The mining and milling operation recommended by WGM for Al Masane would involve the production of 2,800 tonnes of ore per day (700,000 tonnes per year), with a mine life of over ten years. Annual production is estimated to be 34,900 tonnes of copper concentrate (25% copper per tonne) containing precious metal and 58,000 tonnes of zinc concentrate (54% zinc per tonne). The construction of mining, milling and infrastructure facilities is estimated to take 18 months to complete. The total capital cost to bring the Al Masane project into production is estimated to be $81.3 million. This cost includes the pre-production development of the mine, the construction of a 2,000 tonne per day concentrator, infrastructure with a 300 man camp facility and the installation of a cyanidation plant to increase the recovery of precious metals from the deposit. Project power requirements will be met by diesel generated power.

WGM recommended that the Al Masane reserves be mined by trackless mining equipment using either cut-and-fill or open-stoping methods depending on the shape and location of each orebody. Once the raw ore is mined, it would be subjected to grinding and treating process resulting in three products to be delivered to smelters for further refining. These products are zinc concentrate, copper concentrate and dore bullion. The copper concentrate will contain valuable amounts of gold and silver. Total output per year is estimated to be 22,000 ounces of gold and 800,000 ounces of silver. After smelter refining process, the metals could be sold by the Company or the smelter for the Company's account in the open market.

WGM prepared an economic analysis of the project utilizing cash flow projections. The cash flow projection for a base case was made by WGM based on the assumption that 50% of the financing of the project will come from the Saudi Industrial Development Fund, which charges 2.5% service charge, 25% from commercial loans at an interest rate of 5% and 25% from equity financing. The cash flow projection includes the repayment of the $11 million loan outstanding to the Saudi government in one payment at the end of the mine life. Based on these assumptions, and assuming the average prices of metal over the life of the mine to be $1.00 per pound for copper, $0.60 per pound for zinc, $400 per ounce of gold and $6.00 per ounce of silver, WGM's economic analysis of the base case shows the project will realize an internal rate of return of 14% to the project, a rate of return of 11.9% and net cash flow of $26.6 million to the equity investors in the new Saudi public stock company, and a net cash flow of $37 million to the Company. Other cash flow scenarios calculated to show the effect of various opportunities and risks associated with the project were also prepared. Assuming the mine begins commercial production in mid-1996, as contemplated in the feasibility study, the Company would not pay any income tax to the Saudi government for the first five years or until after mid-2001. In the feasibility study WGM recommends that the Company make a decision to bring the Al Masane mine into production.

In the feasibility study, WGM states that there is potential to find more reserves within the lease area, as the ore zones are all open at depth. Further diamond drilling, which will be undertaken by the Company, is required to quantify the additional mineralization associated with these zones. A significant feature of the Al Masane ore zones is that they tend to have a much greater vertical plunge than strike length; relatively small surface exposures such as the Moyeath zone are being developed into sizeable ore tonnages by thorough and systematic exploration. Similarly, systematic prospecting of the small gossans in the area could yield significant tonnages of new ore.

On March 27, 1995 the Company's Board of Directors approved a Letter of Agreement between the Company and Carlyle SEAG ("Carlyle"), of Washington, D.C. and Saudi Arabia, whereby Carlyle has been retained as the Company's financial advisor in connection with the Al Masane mining project. Carlyle's services will include, but not be limited to, (1) advising on the capitalization structure of the proposed Saudi company to be established for the project; (2) the raising of capital funds for the project implementation; and (3) assisting the Company in the filing of all licenses and necessary documents for regulatory purposes. In addition to compensation for their services, including the grant of a five (5) year option allowing Carlyle to purchase 2,000,000 shares of the Company's Common Stock at $1.00 per share, the agreement provides that Carlyle is entitled to nominate one person for election to the Company's Board of Directors. As a result, at the next meeting of the Board of Directors the directors will appoint the Carlyle nominee to the Board of Directors to serve until the next annual meeting of the stockholders. Carlyle is also entitled to nominate another person for election to the Company's Board of Directors upon the closing of the financing for the Al Masane project.

The Company owns, through a wholly-owned subsidiary, South Hampton Refining Company, of Silsbee, Texas ("South Hampton"), which owns and operates a petrochemical plant which produces pure pentanes and hexanes and other specialty chemicals for the plastics industry. Total revenues for 1994 for the refinery were $17.7 million and the cash flow realized was approximately $2.4 million. It is significant that the plant sells about 40% of all pentanes consumed in the United States.

In May 1994, a lawsuit against South Hampton Refining Company relating to the manufacture and sale of allegedly defective gasoline went to trial and judgment was entered against South Hampton. In consideration of the judgment, another lawsuit involving the same parties and identical issues was dismissed. At the trial, South Hampton consented to a settlement agreement whereby the plaintiffs took a judgment against South Hampton for the amounts claimed and the plaintiffs signed a "non-execution agreement" agreeing not to execute upon the judgment in return for the assignment by South Hampton of certain claims against its insurance carrier. This concludes the claims and actions against South Hampton in these matters.

The Company has had discussions with Chevron Chemical Company regarding the Company's proposal to purchase 5,000 barrels per day of mixed pentanes from an Aromax petrochemical project to be built in

Jubail, Saudi Arabia by Chevron Chemical in joint venture with Saudi Venture Capital Group (SVCS). The Company and some Saudi joint venture partners, all of whom are directors and/or stockholders of the Company, contemplate building a processing plant located next to the Aromax plant in Saudi Arabia. As proposed, the Company would have a 25% interest in the joint venture. Chevron Chemical advised the Company by letter that Chevron Chemical and SVCS have jointly agreed to commit to supply the joint venture's proposed pentane project with up to 5,000 barrels per day of mixed pentane feedstock. Engineering and marketing studies of the project have been made by outside consultants which reflect positive results. Planning has begun toward the construction and operation of the Aromax plant and the joint venture's processing plant. Construction is estimated to be completed in late 1996. The Company will begin applying to the Saudi government for a license for the project when the Aromax project receives final approval from the Saudi government.

The Company directly owns approximately 46% and beneficially owns approximately 55% of the outstanding capital stock of Pioche-Ely Valley Mines, Inc. ("Pioche-Ely Valley"), an inactive mining company. Pioche-Ely Valley's principal assets are a 300 ton per day mill, and 48 patented and 84 unpatented federal lode mining claims in the Pioche Mining District in southeastern Nevada, on which is located the Ely Valley Mine which, between 1941 and 1952, produced 675,207 tons of ore with an average grade of 9.09% zinc.

Based on geophysical work of the mining claims of Pioche-Ely Valley in 1989 by a major mining company, the Company planned to drill a 1,500 foot test hole in 1994 in search of zinc deposits. Drilling was conducted in September 1994. The drill hole encountered formation problems at 700 feet and further drilling had to be abandoned. A new site will be selected and a second hole is expected to be drilled in 1995. One of the mine properties has been leased to a group of investors who plan to begin development operations in 1995. A significant core hole is planned to be drilled on the Wide Awake claim in mid-1995.

                                             Respectfully submitted,

                                             John A. Crichton
                                             Chairman of the Board

                                             Hatem El-Khalidi
                                             President and Chief
                                             Executive Officer

                                             March 27, 1995

THE COMPANY.

Arabian Shield Development Company (the "Company") was organized as a Delaware corporation in 1967 and is principally engaged in the business of developing its undeveloped mineral properties. None of the undeveloped mineral properties are currently producing and significant capital expenditures will be necessary before any commercial operations are commenced. The Company has operations in both the United States and Saudi Arabia. The Company is primarily engaged in the exploration and development of minerals in Saudi Arabia.

SAUDI ARABIAN ACTIVITIES. The Company holds a mining lease covering a 44 square kilometer area in the Al Masane area in southwestern Saudi Arabia. The lease was granted to the Company by Royal Decree in May 1993. The lease has an initial thirty (30)-year term and is renewable for additional periods not to exceed twenty (20) years. The Al Masane area has proven and probable ore reserves of copper, zinc, gold and silver (7.2 million tonnes of ore containing 1.42% copper, 5.31% zinc, 1.19 grams per tonne of gold and 40.20 grams per tonne of silver). The results of a bankable feasibility study conducted by an independent mineral consulting firm in 1994 indicate that the proposed Al Masane mining operation is economically viable and has the potential to provide a satisfactory return on investment.

The Company jointly holds with National Mining Company, a private Saudi company, exploration licenses for the Wadi Qatan and Jebel Harr areas in Saudi Arabia. The exploration licenses by their terms have expired. The Company has been orally advised by Saudi Arabian government officials that the licenses will be extended as long as mineral exploration is being conducted on the areas which they cover, although there can be no assurance that the Company's license rights will be honored. The Company is planning to apply for formal extensions of these licenses in 1995.

The Company has had discussions with Chevron Chemical Company regarding the Company's proposal to purchase 5,000 barrels per day of mixed pentanes from an Aromax petrochemical project to be built in Jubail, Saudi Arabia by Chevron Chemical in joint venture with Saudi Venture Capital Group (SVCS). The Company and some Saudi joint venture partners, all of whom are directors and/or stockholders of the Company, contemplate building a processing plant located next to the Aromax plant in Saudi Arabia. Chevron Chemical advised the Company by letter that Chevron Chemical and SVCS have jointly agreed to commit to supply the Joint Venture's proposed pentane project with up to 5,000 barrels per day of mixed pentane feedstock. As proposed, the Company would have a 25% interest in the joint venture. Engineering and marketing studies of the project have been made by outside consultants which reflect positive results. Planning has begun toward the construction and operation of the Aromax plant and the joint venture's processing plant. Construction is estimated to be completed in late 1996. The Company will begin applying to the Saudi government for a license for the project when the Aromax project receives final approval from the Saudi government.

In December 1993, the Company commissioned Sherritt Ltd. of Fort Saskatchawan, Canada, to prepare a conceptual engineering design for a proposed zinc refinery based on Sherritt's two stage pressure leach process, to be built by the Company and Saudi partners at the Red Sea port of Yanbu, Saudi Arabia. The refinery would have the capacity to produce 100,000 tonnes of slab zinc per year, with elemental sulfur as a by-product. Sherritt Ltd. completed the study in May 1994 which contains a proposed flow sheet that has been commercialized and designs for a state of the art zinc refinery. Sherritt's zinc pressure leach technology provides significant advantages over the other existing zinc production processes, including having the reputation as the most favored technology for environmental considerations. In the study Sherritt concludes, after considering all of the presently identifiable elements, that these elements offer a strong potential for the project and enhance the concept. Sherritt encourages the Company to carry out further studies toward the implementation of the project.

UNITED STATES ACTIVITIES. The Company's United States operations include the ownership and operation of a petroleum refinery and the leasing of mineral properties.

An indirect wholly-owned subsidiary of the Company owns and operates a petroleum refinery near Silsbee, Texas. The refinery is presently devoted to specialized processing activities. Another indirect wholly-owned subsidiary owns and operates three pipelines connected to the refinery.

The Company owns all of the capital stock of a coal company which does not own or hold any mineral interests and is presently inactive. The coal company has a tax loss carry-forwards of $14.8 million and is currently negotiating with a company toward the possible use of this amount, although there can be no assurance that any agreement relating thereto will be reached.

The Company beneficially owns approximately 55% and directly owns approximately 46% of the outstanding capital stock of a company which leases mineral properties containing 132 inactive mining claims totalling approximately 3,700 acres in southeastern Nevada. There are prospects and mines on these claims which formerly produced silver, gold, lead, zinc and copper.

The Company leases office space in Jeddah, Saudi Arabia and in Dallas, Texas. It also has a base camp with a capacity to accommodate 60 people in its Al Masane mining lease area. The Company owns heavy mining equipment at the lease area, which will be used for future mining operations. The Company also has an exploration and drilling camp in the Wadi Qatan area in Saudi Arabia.

MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS.

The Company's Common Stock traded on The NASDAQ Stock Market under the symbol:
ARSD. The following table sets forth the high and low closing sale prices for each quarter of 1994 and 1993, respectively, as reported by NASDAQ.

                                                  1994                        1993
                                        ------------------------    ------------------------
                                        1st    2nd    3rd    4th    1st    2nd    3rd    4th
                                        ---    ---    ---    ---    ---    ---    ---    ---
        High                            2 3/4  2 3/8  2 1/2  2 1/4  2 7/8  5 3/8  4 1/8  2 7/8
        Low                               2    1 3/4  1 1/4  1 1/2  2 1/4  2 1/8  2 1/4  2 1/8

At March 20, 1995, there were 979 record holders of the Company's Common Stock. The Company has not paid a dividend since its inception.

SELECTED FINANCIAL DATA.

The following is a five-year summary of selected financial data of the Company (in thousands, except per share amounts):

                                            1994         1993         1992         1991         1990
                                          --------     --------     --------     --------     --------
Revenues................................  $ 17,765     $ 15,267     $ 13,468     $ 18,707     $ 19,173
Net Income (Loss).......................  $  2,852     $ (1,338)    $ (2,196)    $    452     $ (2,880)
Net Income (Loss) Per Share.............  $    .14     $   (.08)    $   (.14)    $    .03     $   (.19)
Total Assets (At December 31)...........  $ 41,057     $ 41,090     $ 38,729     $ 27,603     $ 28,224
Total Long-Term Obligations>
  (At December 31)......................  $  1,148     $    908     $    889     $  1,841     $  1,427

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

With the exception of revenues generated by the operations of American Shield Refining Company, a wholly-owned subsidiary of the Company (the "Refining Company"), the Company has been without any significant operating revenues since 1972. Accordingly, it has financed its development activities and its general and administrative costs through the sale of shares of its Common Stock and loans. The Company experienced serious difficulties during prior years in obtaining additional financing, and is currently in need of additional funds to meet its obligations and continue development activities. The Company is exploring various alternatives for obtaining additional operating funds, including additional debt or equity financing, but there is no assurance that sufficient funds can be obtained. It is also possible that the terms of any additional financing that the Company is able to obtain will be unfavorable to the Company and its existing stockholders. For example, additional equity financing could result in a significant dilution of the interests of existing stockholders. Management of the Company expects to be devoting a significant amount of its attention in the near future to addressing the Company's immediate and longer term needs for the funds that are required in order to continue its business and maintain and develop its properties.

During 1994, the Company took certain actions designed to generate additional equity capital and improve its financial condition, including: (1) the negotiation by South Hampton Refining Company, an indirect wholly-owned subsidiary of the Company ("South Hampton"), of an extension until June 30, 1995 of the maturity of the Amended and Restated Credit Agreement with Den norske Bank AS, (2) issued 14,000 shares of its Common Stock at $1.00 per share pursuant to an option exercise by the Company's Chairman of the Board in exchange for the cancellation of certain indebtedness, (3) consolidated two notes payable by the Company's President and Chief Executive Officer, in the amounts of $99,000 and $27,000, which matured on December 31, 1993 and January 31, 1994, respectively, into one note for $126,000 having a December 31, 1995 maturity date and bearing interest at the rate of six percent per annum, (4) received $50,000 from a 1993 sale of shares of its Common Stock to a private Saudi company controlled by a director of the Company pursuant to a partial option exercise and (5) offset $30,000 in unpaid compensation due to the Company's Chairman of the Board against amounts owed to the Company by four companies owned by the Chairman of the Board.

The exploration licenses jointly held by the Company and National Mining Company for the Wadi Qatan and Jebel Harr areas in Saudi Arabia, by their terms, have expired, although officials of the Saudi government have provided verbal assurance to the Company that the licenses will be extended as long as exploratory work is being carried out on the areas which they cover. None of the related projects at Al Masane or the other interests in Saudi Arabia were being developed at December 31, 1994 and significant additional expenditures will be necessary before commercial operations are commenced. A substantial portion of the Company's total assets is comprised of the mineral acquisition, exploration and development costs in Saudi Arabia. The ultimate recoverability of these deferred costs cannot be determined at the present time. The Company holds the mining lease for the Al Masane area exclusively.

The feasibility study shows the estimated total capital cost to bring the Al Masane project into production to be $81.3 million. The Company does not have sufficient funds to bring the project into production. Pursuant to the mining lease agreement, after the profitability of the project is established, as determined by the Saudi Arabian government, the Company will form a Saudi public stock company with the Petroleum and Mineral Organization ("Petromin"), the official mining and petroleum company of the Saudi Arabian government. The Company will own 50% of the shares of the Saudi public stock company and Petromin no more than 25% of the shares. The remaining shares will be offered for sale in Saudi Arabia pursuant to a public subscription. In consideration for its receiving shares in the Saudi public stock company, the Company intends to transfer title to the mining lease to the Saudi public stock company, including responsibility for the repayment of the $11 million loan from the Saudi Arabian government and the other obligations specified in the mining lease. In December, 1994, the Company received instructions from the office of the Minister of Petroleum and Mineral Resources stating that it is possible for the Company to form the Saudi public stock company without Petromin but that the sale of stock to the Saudi public should occur only after assured profits from commercial operations of the mine. The instructions added that Petromin will still have the right to purchase shares in the Saudi public stock company any time it desires.

Pursuant to these instructions, the Company retained Carlyle SEAG ("Carlyle") as the Company's financial advisor in connection with the Al Masane mining project. Carlyle's services will include, but not be limited to, (i) advising on the capitalization structure of the proposed Saudi company to be established for the project; (2) the raising of capital funds for the project implementation; and
(3) assisting the Company in the filing of all licenses and necessary documents for regulatory purposes.

While the Company agreed in the mining lease not to request a loan which would fund 50% of the capital cost of the project from the Saudi Public Development Fund, the Company intends to apply for a similar loan from the Saudi Industrial Development Fund. The Saudi Industrial Development Fund makes interest-free loans to industrial projects in Saudi Arabia and charges a 2.5% service fee. The Company believes that it may be able to finance the cost of the project through arrangements with suppliers and equipment manufacturers, custom smelters and additional debt or equity financing secured by the Company, however, there can be no assurances to that effect.

On December 31, 1994, the outstanding principal amount under the Amended and Restated Credit Agreement with Den norske Bank AS was $2,916,951. The entire balance under the Amended and Restated Credit Agreement facility, including amounts drawn under the letter of credit facility, was due on December 15, 1994. The amounts due to Den norske Bank AS were not paid in full on the December 15, 1994 maturity date. The maturity date under the Amended and Restated Credit Agreement has been extended to June 30, 1995. In connection with the latest extension of the Den norske Bank AS loan, South Hampton has agreed to make quarterly principal payments of $200,000, and the Company committed to use its best efforts to raise and contribute new equity to South Hampton of at least $1,500,000 by June 30, 1995, such funds to be used by South Hampton to pay amounts outstanding under the Amended and Restated Credit Agreement.

The Amended and Restated Credit Agreement is secured by all of the assets of South Hampton and all of the issued and outstanding shares of Texas Oil and Chemical Co. II, Inc. ("TOCCO"), South Hampton and Gulf States Pipe Company, Inc. ("Gulf States"), all of which are indirect wholly-owned subsidiaries of the Company. In addition to requiring that a substantial part of South Hampton's cash flow be applied to reduce the amount outstanding, the Amended and Restated Credit Agreement prohibits the payment of dividends by South Hampton. South Hampton is also required to collect all receivables through a cash collateral account at a local bank. Only the amount of funds required to operate South Hampton's business may be used and weekly reports of cash receipts and disbursements in the cash collateral account must be provided to Den norske Bank AS. If South Hampton defaults on the credit agreement, Den norske Bank AS has the right to freeze the funds in the cash collateral account. South Hampton met all of the loan covenants throughout 1994. The Refining Company agreed to subordinate all intercompany notes to the Amended and Restated Credit Agreement. The letter of credit facility was guaranteed by a stockholder of the Company. When this guarantee was not renewed, Den norske Bank AS drew down on the $1,500,000 letter of credit provided by the stockholder as its guarantee. As a consequence, South Hampton is now indebted to the stockholder for such amount.

The outstanding loan balance exceeded the amount available under the borrowing base ratio, as defined in the Amended and Restated Credit Agreement, until May 1994. South Hampton expects that its outstanding loan balance will be in excess of the amount allowed by the borrowing base ratio from time to time during 1995. South Hampton does not have adequate resources to pay the full amount outstanding under the Amended and Restated Credit Agreement at maturity on June 30, 1995 (or earlier if accelerated due to default). Management believes that South Hampton will continue to make interest payments and monthly reductions on the outstanding principal of this loan as required under the Amended and Restated Credit Agreement.

The advances totalling $1,363,000 made by the Company through the Refining Company to South Hampton for various refinery upgrading and expansion projects are evidenced by a promissory note bearing interest at a varying rate equal to the interest rate under the Amended and Restated Credit

Agreement with Den norske Bank AS for as long as any indebtedness remains outstanding thereunder and thereafter at the rate of 2% above the prime commercial rate of NationsBank of Texas, National Association as announced from time to time. The promissory note is secured by a lien on all the physical assets of South Hampton and Gulf States which is subordinate to the lien of Den norske Bank AS under the Amended and Restated Credit Agreement. The note is payable in monthly installments in an amount equal to the monthly cash flow of South Hampton in excess of $125,000, not to exceed $25,000 per month, and was due in full on July 28, 1994. An extension of the note is expected to be made in 1995. Repayments of these advances is prohibited under the Amended and Restated Credit Agreement since South Hampton is in default in its loan repayments thereunder.

Although the refinery had net income during 1994, the refinery's historical operations do not demonstrate adequate cash flow to repay the current portion of its debt obligations. The refinery had cash flow from operations in 1994 of approximately $2.4 million. Den norske Bank AS has indicated that, if certain conditions are met by June 30, 1995, the bank may consider converting a large portion of the indebtedness to a long-term liability, although there are no assurances that any such conversion will occur. Assuming South Hampton is able to renegotiate an extension of the Amended and Restated Credit Agreement with Den norske Bank AS, management believes that the remaining debt obligations can be repaid from increased cash flows from the refinery, but acknowledges that there can be no assurance that such increased cash flows will occur.

If South Hampton is unable to meet its cash needs for debt service from internally generated funds, it may be necessary for management of the Company to re-extend or negotiate its debt obligations or attempt to obtain funds to repay such obligations from the sale of additional Common Stock or through the sale of all or a portion of its interest in South Hampton. There are no assurances that such an extension or renegotiation could be obtained, that such sales could be arranged or that sufficient additional equity financing could be obtained.

The Clean Air Act Amendments of 1990 have had a positive effect on South Hampton's business as plastics manufacturers are searching for ways to use more environmentally acceptable solvents in their processes. Plastics manufacturers have historically used C6 hydrocarbons (hexanes) as coolants and catalyst carrying agents. There is a current trend among plastics manufacturers toward the use of lighter and more recoverable C5 hydrocarbons (pentanes) which are a large part of South Hampton's product line. Management believes that South Hampton's ability to manufacture high quality solvents in the C5 hydrocarbon market will provide the basis for growth over the next few years; however, there can be no assurance that such growth will occur. While South Hampton continues to manufacture C6 solvents, its manufacturing of these solvents is being phased out. The AROMAX unit, which was jointly developed by South Hampton and Chevron Research, has the ability to convert C6 hydrocarbons into benzene and other more valuable aromatic compounds, which was part of the reason South Hampton participated in the AROMAX development project initially.

The Company's financial statements have been prepared assuming that the Company will continue as a going concern. The Company's current primary source of cash flow attributable to its indirect wholly-owned subsidiary, South Hampton, is fully dedicated to the repayment of debt and the funding of refinery operations. The Company is not presently generating any cash flow from any of its other activities. Management plans to fund future operations primarily through sales of its Common Stock and loans, but there is no assurance that sufficient funds can be obtained. The Company currently has in its treasury approximately $250,000 from which funds are being used for the implementation plan for the Al Masane project and for meeting all of the Company's current expenditures in the United States and Saudi Arabia. This amount should be sufficient until mid-1995 when additional financing will be necessary. In the event that the Company is unable to complete these sales of its Common Stock, obtain additional financing or reach a final agreement on the repayment of the $11,000,000 loan from the Saudi Arabian government, there is substantial doubt about the Company's ability to continue as a going concern past mid-1995. The Company's financial statements do not include any adjustments that might result from the outcome of these uncertainties.

The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109") in 1993. SFAS No. 109 requires the Company to compute deferred income taxes based on the amount of taxes payable in future years, after considering changes in tax rates and other statutory provisions that will be in effect in those years. The provision for income taxes includes taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The adoption had no significant impact on current period earnings or cash flow.

RESULTS OF OPERATIONS

  COMPARISON OF THE YEARS 1994 TO 1993

During the fiscal year ended December 31, 1994, the Company had net income of $2,852,306 compared to a net loss of $1,338,321 for the fiscal year ended December 31, 1993.

The gross refined product sales in 1994 of $17,564,226 was an increase of $2,460,804 from 1993 while the cost of sales in 1994 of $13,750,750 was an increase of $436,323 from 1993, resulting in a net margin increase in 1994 of $2,024,481. There is no assurance that the Refining Company can achieve the same results in 1995. After processing fee income, general and administrative expenses and depreciation and amortization, the operating income of the Company in 1994 of $2,305,626 was $3,240,193 more than the operating loss in 1993 of $934,567. The net income for the refining operations in 1994 of $3,271,625 was $3,627,740 more than the net loss in 1993 of $356,115. Operating income for 1994 included $975,000 relating to the reversal of a charge in 1992 for potential expenses relating to litigation that was settled in 1994. The extraordinary item of $578,150 in 1994 was attributed to the settlement of indebtedness owed to a vendor.

The Refining Company's net profit in 1994 reflected the growth in the U.S. economy which began to effect the plastics industry in the last half of 1993. During mid-year 1993, product sales volumes began to strengthen due to increased activity in the industries served by the Refining Company. The number of customers served by the Refining Company grew slightly during 1994, however the total volume of products sold increased by 15% from 18.6 million gallons in 1993 to 21.4 million gallons in 1994. This was in addition to the 22% increase during 1993. The Refining Company continued the past trend of placing the majority of its production into the higher priced premium petroleum solvent markets. During the last six years the Refining Company has raised the percentage sold into these markets from 53% in 1989 to over 70% for the last four years. The ability to produce products of the quality sufficient for these higher priced markets has enabled the Refining Company to remain competitive even during the down periods in the industry.

The weak economy in 1992 and early 1993 contributed to a lack of toll processing opportunities. 1994 toll processing revenues were $297,757, an increase of $133,779, or 82%, over 1993 toll processing revenues. Many in the industry have turned their focus toward complying with federal and state regulations and are not actively searching for new opportunities which would require toll processing services. This is typical of the industry during difficult times and will improve as the economy improves, although there can be no assurance to that effect. The Refining Company has experienced an increase in the number of inquiries relating to toll processing opportunities.

Margins were not good for much of the year 1992 and the early part of 1993. The Clean Air Act has upset the traditional price and supply relationships of many materials in the petroleum world. The spot price of natural gasoline, the primary feedstock for the refinery has in the past normally fluctuated in a range of $.08 to $.18 per gallon below the spot price of regular unleaded gasoline. Price fluctuations in the past have depended upon the season of the year and the demand from other parts of the petrochemical industry which also might use natural gasoline for feedstock to various operations. In 1992, the demand from other segments of the petrochemical industry kept the price near the low end of the range much of the year. Demand was strong because more traditional alternative feedstocks for the industry were more scarce and higher priced due to changes brought about in the nationwide gasoline blending pool by the Clean Air Act. It is anticipated that the price relationships in the petroleum products markets will continue to find their economic levels, although there can be no assurance to that effect. During the last half of 1993, due to the oversupply of crude oil and a stable demand, the prices of all petroleum prices dropped by as much as 25% from their 1992 levels. The price of natural gasoline also dropped and the Refining Company enjoyed margins which are greater than those experienced during the previous 18 months. The favorable feedstock prices continued throughout most of 1994 and began rising slightly toward the end of the year.

General and administrative expenses decreased by $172,122 to $2,036,470 in 1994 from $2,208,592 in 1993. 1993 expenses included the recording of $478,500 for the value of stock options granted. Without this 1993 expense, the general and administrative expenses in 1994 would have reflected an increase of $306,378. This increase was incurred primarily at the refinery and was mostly attributable to higher payroll, insurance and regulatory expenses. The expenses of regulatory compliance and reporting continue to increase. Interest expense, which is practically all attributable to the debt of the refinery, decreased by $228,974 from $576,338 in 1993 to $347,364 in 1994. This decrease in interest expense was attributable to the reversal of an adjustment made in 1993 for accrued interest of $155,525 on a note which was settled in 1994. Under the terms of the settlement, all accrued interest was forgiven. In 1994, there was a reduced amount of debt. The income tax expense of $39,973 reflects the federal income tax provision on the Company's net income after the utilization of net operating loss carry-forwards of $679,536.

The equity in losses of an affiliate in 1994 of $144,460 was applicable to the cost of maintaining the Nevada mining properties of Pioche-Ely Valley Mines, Inc. ("Pioche-Ely Valley"). The 1994 loss was higher than usual due to an increased loss experienced by Pioche-Ely Valley on the write-off of several unpatented claims that were considered to have no future value. There was no activity in 1994 and 1993 on the Pioche-Ely Valley properties primarily due to the lack of financing for claims to be explored and developed. Interest income in 1994 and 1993 was from the investment of excess cash in Saudi Arabia and time deposits of the refinery operations. In 1994 and 1993 there was no operating activity in any of the Saudi Arabia mining properties. Assuming financing can be obtained, the results of the updated feasibility study contemplate that construction of an ore treatment plant and all infrastructure for a mining facility will commence in 1995 and be completed in 1996. The feasibility study estimates the cost of the mining facility to be $81.3 million.

With one exception, other income represents various items of miscellaneous income which individually are not significant enough to warrant being separately disclosed. Other income in 1994 includes $172,737 relating to the write-off of a contingent liability established in 1992 to provide for possible future expenses relating to certain indebtedness of the coal company which were completely paid in 1994. Other items included in other income are tank rentals, building rentals, cancellation of debt income, commission income and occasional small asset sale proceeds. In 1994, the refinery collected $101,640 from leasing an office building, a $11,012 increase from 1993. Tank rentals increased from $4,600 in 1993 to $97,000 in 1994 since a new lease began in March 1994.

Primarily as a result of the Company's write-off of its total investment in the coal leases, the Company had net operating loss carry-forwards of approximately $27.3 million at December 31, 1994, of which approximately $14.8 million is limited to the net income of the coal company and approximately $1.1 million of this amount is limited to the net income of TOCCO. These carry-forwards expire during the years 1994 through 2008. The Company is currently negotiating with a company toward the possible use of the coal company's amount, although there can be no assurances that any agreement relating thereto will be reached.

At December 31, 1994, a total of approximately $1,237,000 in accrued salaries and termination benefits was due to Company employees in Saudi Arabia, which includes approximately $586,000 due to Hatem El-Khalidi, the Company's President and Chief Executive Officer. Accrued unpaid salaries and termination benefits to Company employees in Saudi Arabia and to Mr. El-Khalidi at December 31, 1993 were approximately $676,000 and $507,000, respectively. These unpaid amounts have been deferred until the Company's working capital position improves.

  COMPARISON OF THE YEARS 1993 TO 1992

During the fiscal year ended December 31, 1993, the Company had a net loss of $1,338,321 compared to a net loss of $2,195,861 for the fiscal year ended December 31, 1992.

The gross refined product sales in 1993 of $15,103,422 was an increase of $1,783,477 from 1992 while the cost of sales in 1993 of $13,314,427 was an increase of $1,463,843 from 1992, resulting in a net margin increase in 1993 of $319,634. After processing fee income, general and administrative expenses and depreciation and amortization, the operating loss of the Company in 1993 of $934,567 was $992,246 less than the operating loss in 1992 of $1,926,813. The net loss for the refining operations in 1993 of $356,115 was $1,410,000 less than the net loss in 1992 of $1,661,000 (after a charge of $975,000 for possible litigation expenses). The last five months of 1993 reflected a net profit for the refining operations.

The reduction in the size of the Refining Company's net loss in 1993 reflected the improvement in the U.S. economy, primarily over the last half of the year. Product sales volumes began to strengthen in mid-1993 due to increased activity in the industries served by the Company. The number of customers served by the Refining Company increased by 7% during 1993, and the total volume of products sold increased by 22% from 15.5 million gallons in 1992 to 18.6 million gallons in 1993. The Refining Company continued the past trend of placing the majority of its production into the higher priced premium petroleum solvent markets. During the last five years, the Refining Company has increased the percentage sold into these markets from 53% in 1989 to over 70% for each of the last three years. The ability to produce products of the quality sufficient for these higher priced markets has enabled the Refining Company to remain competitive even during down periods in the industry.

The weak economy in 1992 and early 1993 contributed to a lack of toll processing opportunities. In 1992, the Refining Company generated just over $147,879 in toll processing revenues while 1993 toll processing revenues were $163,977. Many in the industry have turned their focus toward complying with federal and state regulations and are not actively searching for new opportunities which would require toll processing services. This is typical of the industry during difficult times and will improve as the economy improves, although there can be no assurance to that effect.

Margins were not good for much of the year 1992 and the early part of 1993. The Clean Air Act has upset the traditional price and supply relationships of many materials in the petroleum industry. The spot price of natural gasoline, the primary feedstock for the refinery, has in the past normally fluctuated in a range of $.08 to $.18 per gallon below the spot price of regular unleaded gasoline. Price fluctuations in the past have depended upon the season of the year and the demand from other parts of the petrochemical industry which also might use natural gasoline for feedstock to various operations. In 1992, the demand from other segments of the petrochemical industry kept the price near the low end of the range much of the year. Demand was strong because more traditional alternative feedstocks for the industry were more scarce and higher priced due to changes brought about in the nationwide gasoline blending pool by the Clean Air Act. It is anticipated that the price relationships in the petroleum products markets will continue to find their economic levels, although there can be no assurance to that effect. During the last half of 1993, due to the oversupply of crude oil and stable demand, the prices of all petroleum products, including natural gasoline, dropped by as much as 25% from their 1992 levels. As a result, the Refining Company's margins during the last half of 1993 were greater than those experienced during the previous 18 months.

General and administrative expenses increased by $323,176 to $2,208,592 in 1993 from $1,885,416 in 1992. This increase was attributable to the recording of $478,500 for the value of stock options granted in 1993. Without this expense amount, the general and administrative expenses would have reflected a decrease of $155,324 due to the continued cost saving measures initiated at the refinery. The expenses of regulatory compliance and reporting continue to increase. Interest expense, which is practically all attributable to the debt of the refinery, increased by $108,017 from $468,321 in 1992 to $576,338 in 1993. This increase in interest expense was attributable to accrued interest of $155,525 in 1993 on a note for which a settlement had been expected in 1992, which settlement would have provided for no interest. This settlement had not yet occurred. Without this adjustment, interest expense in 1993 would have deceased by $47,508 as debt was being retired in 1993.

The equity in losses of an affiliate in 1993 of $59,812 was applicable to the cost of maintaining the Nevada mining properties of Pioche-Ely Valley. There was no activity in 1993 and 1992 on these properties primarily due to the lack of financing for claims to be explored and developed. Interest income in 1993 and 1992 was from the investment of excess cash in Saudi Arabia and time deposits of the refinery operations. In 1993 and 1992 there was no operating activity on any of the Saudi Arabia mining properties. Assuming financing can be obtained, the preliminary results of the updated feasibility study contemplate that construction of an ore treatment plant and all infrastructure for a mining facility commence in 1994 and be completed in 1996. The preliminary results show the estimated cost of the mining facility to be $70 million.

Other income represents various items of miscellaneous income which individually are not significant enough to warrant being separately disclosed. Such items include tank rentals, building rentals, cancellation of debt income, commission income and occasional small asset sale proceeds. In 1993 the refinery began leasing an office building and collected $90,628. Tank rentals decreased from $61,200 in 1992 to $4,600 in 1993 since the lessee discontinued leasing the tanks in early 1993.

Primarily as a result of the Company's write-off of its total investment in the coal leases, the Company had a tax loss carry-forward of approximately $27.5 million at December 31, 1993, of which approximately $14.8 million is limited to the net income of the coal company during the years 1994 through 2008. Additionally, approximately $3 million of this amount is limited to the net income of TOCCO. The Company will be actively seeking a method of utilizing this tax loss carry-forward.

At December 31, 1993, a total of approximately $1,183,000 in accrued unpaid salaries and termination benefits was due to Company employees in Saudi Arabia, which includes approximately $507,000 due to Hatem El-Khalidi, the Company's President and Chief Executive Officer. Accrued unpaid salaries and termination benefits to Company employees in Saudi Arabia and to Mr. El-Khalidi at December 31, 1992 were approximately $625,000 and $455,000, respectively. These unpaid amounts have been deferred until the Company's working capital position improves.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To The Stockholders and Board of Directors of Arabian Shield Development Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Arabian Shield Development Company and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company's primary source of cash flow is fully dedicated to repayment of debt and funding of refinery operations. Additionally, the Company is not generating cash flow from any of its other activities. These matters raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

As described in Notes 4 and 6 to the financial statements, a substantial portion of the Company's total assets is comprised of mineral acquisition, exploration and development costs relating to its interests in Saudi Arabia which have been deferred at December 31, 1994. None of the related projects have been developed for commercial operation as of December 31, 1994, and significant expenditures, for which the Company must obtain financing, will be necessary before commercial operations, if any, are commenced.

As described in Note 6 to the financial statements, the Company is in default on repayment of an $11 million loan from the Saudi Arabian government which was made to the Al Masane Project. The Company is attempting to negotiate a restructuring of the loan.

As described in Notes 4 and 9 to the financial statements, the Company's refining subsidiary, South Hampton Refining Company ("South Hampton"), has short-term notes payable and current portions of long-term obligations totalling $4.5 million. South Hampton does not have the ability to repay these current obligations from internally generated funds. Arabian Shield Development Company has not guaranteed the debt obligations of South Hampton. The Company's financial statements do not include any adjustments that might be necessary should South Hampton be unable to satisfy its current obligations in an orderly manner.

As described in Note 13, in 1993 the Company changed its method of accounting for income taxes.




PRICE WATERHOUSE LLP

Dallas, Texas
March 27, 1995

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

                                                                                    December 31,
                                                                        ------------------------------------
                                                                             1994                  1993
                                                                        ---------------       --------------
ASSETS

Current assets:
   Cash and cash equivalents in United States                           $      1,326,119    $        118,828
   Accounts receivable (net of allowance for doubtful
    accounts of $129,617 in 1994 and $117,066 in 1993)                         1,402,982           1,504,116
   Inventories                                                                   471,074             647,039
                                                                        ----------------    ----------------


Total current assets                                                           3,200,175           2,269,983

Cash in Saudi Arabia                                                             430,976           1,688,018

Refinery plant, pipeline and equipment at cost                                 5,440,208           5,161,086
Less accumulated depreciation                                                 (2,187,256)         (1,872,386)
                                                                        ----------------    ----------------


Refinery plant, pipeline and equipment, net                                    3,252,952           3,288,700

Al Masane Project and surrounding properties                                  30,112,132          29,368,423

Other interests in Saudi Arabia                                                2,431,248           2,431,248

Investment in and advances to Pioche-Ely Valley
 Mines, Inc.                                                                     247,052             351,397

Goodwill                                                                         678,206             958,510

Other assets (net of allowance for doubtful
 accounts of $114,537 in 1994 and 1993)                                          704,035             734,087
                                                                        ----------------    ----------------


Total assets                                                            $     41,056,776    $     41,090,366
                                                                        ================    ================





                See notes to consolidated financial statements.

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

                                                                                    December 31,
                                                                        ------------------------------------
                                                                             1994                  1993
                                                                        ---------------       --------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable                                                     $        944,007    $        668,300
   Accrued liabilities                                                           616,459           1,869,025
   Accrued liabilities in Saudi Arabia                                           785,743             969,940
   Notes payable                                                              15,945,393          18,044,099
   Current portion of long-term debt                                              67,968              -
   Current portion of long-term obligations                                       18,805              17,278
                                                                        ----------------    ----------------


Total current liabilities                                                     18,378,375          21,568,642

Long-term debt                                                                   195,386              -

Long-term obligations                                                            206,013             224,445

Accrued liabilities in Saudi Arabia                                              585,918             506,997

Deferred revenue                                                                 160,693             176,197

Commitments and contingencies

Stockholders' equity:
   Common stock, authorized 40,000,000 shares
    of $.10 par value; issued and outstanding,
    20,028,494 shares in 1994 and 20,014,494 shares
    in 1993                                                                    2,002,849           2,001,449
   Additional paid-in capital                                                 32,899,119          32,886,519
   Receivables from stockholders                                                (276,000)           (326,000)
   Accumulated deficit                                                       (13,095,577)        (15,947,883)
                                                                        ----------------    ----------------


                                                                              21,530,391          18,614,085
                                                                        ----------------    ----------------


Total liabilities and stockholders' equity                              $     41,056,776    $     41,090,366
                                                                        ================    ================





                See notes to consolidated financial statements.

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THREE YEARS ENDED DECEMBER 31, 1994

                                                       1994                   1993                 1992
                                                 ----------------        ---------------      --------------
Revenues:
   Refined product sales                         $     17,564,226       $     15,103,422    $     13,319,945
   Processing fees                                        200,757                163,977             147,879
                                                 ----------------       ----------------    ----------------


     Total                                             17,764,983             15,267,399          13,467,824

Operating costs and expenses:
   Cost of refined product sales and
    processing                                         13,750,750             13,314,427          11,850,584
   General and administrative                           2,036,470              2,208,592           1,885,416
   Depreciation and amortization                          647,137                678,947             683,637
   Litigation                                            (975,000)                -                  975,000
                                                 ----------------       ----------------    ----------------


     Total                                             15,459,357             16,201,966          15,394,637
                                                 ----------------       ----------------    ----------------


Operating income (loss)                                 2,305,626               (934,567)         (1,926,813)

Other income (expenses):
   Interest income                                         56,491                 46,433               8,085
   Interest expense                                      (347,364)              (576,338)           (468,321)
   Equity in losses of affiliate                         (144,460)               (59,812)            (10,275)
   Other income                                           443,836                185,963             206,588
                                                 ----------------       ----------------    ----------------

Income (loss) before income taxes
 and extraordinary item                                 2,314,129             (1,338,321)         (2,190,736)
Income tax expense                                        (39,973)                -                   (5,125)
                                                 ----------------       ----------------    ----------------


Income (loss) before extraordinary  item                2,274,156             (1,338,321)         (2,195,861)
Extraordinary item                                        578,150                 -                   -
                                                 ----------------       ----------------    ----------------


Net income (loss)                                $      2,852,306       $     (1,338,321)   $     (2,195,861)
                                                 ================       ================    ================


Per common share:
   Income (loss) before extraordinary
    item                                         $            .11       $           (.08)   $           (.14)
   Extraordinary item                                         .03                 -                   -
                                                 ----------------       ----------------    ----------------


   Net income (loss)                             $            .14       $           (.08)   $           (.14)
                                                 ================       ================    ================


Weighted average number of common
 shares outstanding                                    20,027,881             17,532,335          15,660,893
                                                 ================       ================    ================





                See notes to consolidated financial statements.

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY



                                            Common Stock        Additional      Receivables
                                     -------------------------   Paid-in           From       Accumulated
                                        Shares       Amount      Capital       Stockholders     Deficit         Total
                                     -----------  -----------  ------------    ------------   ------------   ------------
January 1, 1992                      15,595,240   $  1,559,524 $ 28,223,794    $   (181,000)  $(12,413,701)  $ 17,188,617
   Common stock and common
    stock subscriptions                 605,000         60,500      544,500                                       605,000
   Stock options issued                                             189,900                                       189,900
   Offset of stockholder receivables
    with unpaid salaries                                                             55,000                        55,000
   Other                                (16,996)        (1,700)                1,700
   Net loss                                                                                     (2,195,861)    (2,195,861)
                                     -----------  ------------ ------------    ------------   ------------   ------------


December 31, 1992                    16,183,244      1,618,324   28,959,894        (126,000)   (14,609,562)    15,842,656
   Common stock and common
    stock subscriptions               3,831,250        383,125    3,448,125        (200,000)                    3,631,250
   Stock options issued                                             478,500                                       478,500
   Net loss                                                                                     (1,338,321)    (1,338,321)
                                     -----------  ------------ ------------    ------------   ------------   ------------


December 31, 1993                    20,014,494      2,001,449   32,886,519        (326,000)   (15,947,883)    18,614,085
   Common stock and common
    stock subscriptions                  14,000          1,400       12,600                                        14,000
   Payment on stockholder
    receivables                                                                      50,000                        50,000
   Net income                                                                                    2,852,306      2,852,306
                                     -----------  ------------ ------------    ------------   ------------   ------------

December 31, 1994                    20,028,494   $  2,002,849 $ 32,899,119    $   (276,000)  $(13,095,577)  $ 21,530,391
                                     ===========  ============ ============    ============   ============   ============




                See notes to consolidated financial statements.

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE YEARS ENDED DECEMBER 31, 1994

                                                       1994                   1993                 1992
                                                 ----------------        ---------------      --------------
Operating activities:
   Net income (loss)                             $      2,852,306       $     (1,338,321)   $     (2,195,861)
   Adjustments for non-cash transactions:
     Depreciation and amortization                        647,137                678,947             683,637
     Equity in loss of affiliates                         144,460                 59,812              10,275
     Stock options issued                                  -                     478,500             189,900
     Extraordinary item                                  (578,150)                -                   -

   Effects of changes in:
        Decrease (increase) in accounts
         receivable                                       101,134               (430,924)            672,836
        Decrease (increase) in inventories                175,965               (124,395)             52,117
        Decrease (increase) in other assets                30,052                222,466              (8,947)
        (Decrease) increase in accounts
         payable and accrued liabilities                 (821,334)                46,659             787,701
        (Decrease) increase in deferred
          revenue                                         (15,504)               (15,504)             21,658
   Other                                                   21,922                 (4,282)             79,383
                                                 ----------------       ----------------    ----------------


        Net cash provided by (used for)
         operating activities                           2,557,988               (427,042)            292,699

Investing activities:
   Additions to Al Masane Project and
    surrounding properties                               (743,709)              (965,162)           (661,202)
   Additions to other interests in
    Saudi Arabia                                          -                      (41,144)            (69,333)
   Additions to refinery plant, pipeline and
    equipment                                            (279,122)                (2,818)           (120,860)
   (Increase) decrease in cash in Saudi Arabia          1,257,042             (1,674,078)             (4,457)
   Increase (decrease) in accrued liabilities in
    Saudi Arabia                                         (105,276)               104,947             372,108
                                                 ----------------       ----------------    ----------------

     Net cash provided by (used for)
      investing activities                                128,935             (2,578,255)           (483,744)
                                                 ----------------       ----------------    ----------------

Financing activities:
   Common stock issued for cash                            -                   3,131,250             105,000
   Decrease in receivables from stockholders              (50,000)              -                     -
   Additions to notes payable and long-term
    obligations                                            -                      70,748             495,076
   Reduction of notes payable and long-term
    obligations                                        (1,429,632)              (174,342)           (411,077)
                                                 ----------------       ----------------    ----------------

     Net cash provided by financing
      activities                                       (1,479,632)             3,027,656             188,999
                                                 ----------------       ----------------    ----------------

     Net increase (decrease) in cash                    1,207,291                 22,359              (2,046)
Cash and cash equivalents at beginning
 of year                                                  118,828                 96,469              98,515
                                                 ----------------       ----------------    ----------------

Cash and cash equivalents at end of year         $      1,326,119       $        118,828    $         96,469
                                                 ================       ================    ================


                See notes to consolidated financial statements.

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    BUSINESS AND OPERATIONS OF THE COMPANY

      Since its organization on May 4, 1967, the principal interest of Arabian Shield Development Company (the "Company" or "ASDC") has been the exploration and development of mineral deposits in Saudi Arabia (Note 6). In February 1986, the Company purchased all of the issued and outstanding capital stock of Dorchester Coal Company, which was subsequently renamed American Shield Coal Company ("ASCC") and is currently dormant. The Company, through its wholly-owned subsidiary American Shield Refining Company ("ASRC"), owns all of the outstanding common stock of Texas Oil and Chemical Company II, Inc. ("TOCCO"), and its subsidiaries, South Hampton Refining Company ("South Hampton") and Gulf States Pipeline Company, Inc. ("Gulf States"). The principal assets of TOCCO and its subsidiaries are a special products refinery located outside of Beaumont, Texas, which currently processes light naphtha feedstock, and 45 miles of natural gas and product pipelines which connect the refinery to supplies and a marine terminal on the Gulf of Mexico (Note 7). The Company also has an equity interest in Pioche-Ely Valley Mines, Inc. ("Pioche") which owns mineral deposits in Nevada (Note 8).

      Prior to 1988, the Company was considered a development stage company. Although the Company has not yet commenced the principal operations for which it was formed, the significance of the refining operations led management to conclude that the Company ceased to be a development stage company effective January 1, 1988.

2.    GOING CONCERN

      The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company's sources of cash flow in 1994 were the operations of South Hampton and the proceeds from issuance of the Company's stock. The Company is not currently generating cash flow from any other activities. As described in Notes 4 and 9, the cash flow attributable to South Hampton is fully dedicated to repayment of debt and funding of refinery operations. The cash flow attributable to South Hampton currently is not adequate for these purposes. As described in Note 9, the Company is liable to the Saudi Arabian government for an $11,000,000 loan. The Company does not currently have the financial resources to pay this obligation.

      Management plans to fund future operations initially through sales of its common stock and borrowings (Note 16). Subsequent to the start up of operations of the Al Masane mine, anticipated in 1996, it is expected that the operations and obligations of the Company will be funded from these operations. In the event that the Company is unable to complete sales of its common stock, obtain suitable financing, and reach an agreement on the repayment of the loan to the Saudi Arabian government, there is substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of these uncertainties.

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      PRINCIPLES OF CONSOLIDATION - All majority-owned subsidiaries are consolidated and all material intercompany accounts and transactions are eliminated. Investments in 20 to 50% owned subsidiaries and investments in subsidiaries for which greater than 50% ownership is deemed temporary are accounted for on the equity method. Investments in other companies that are less than 20% owned are accounted for on the basis of the Company's cost. In 1992, the Company began to fully consolidate the Al Masane Project (Note 6). Previously, the Company accounted for the Al Masane Project by the equity method.

      CASH AND CASH EQUIVALENTS - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

      INVENTORIES - Refined products and feedstock are carried at the lower of cost, determined on the last-in, first-out method (LIFO), or market.

      MINERAL EXPLORATION AND DEVELOPMENT COSTS - All costs related to the acquisition, exploration, and development of mineral deposits are capitalized until such time as (1) the Company commences commercial exploitation of the related mineral deposits at which time the costs will be amortized, (2) the related project is abandoned and the capitalized costs are charged to operations, or (3) when any or all deferred costs are permanently impaired. At December 31, 1994, none of the projects described in Notes 6 and 8 had reached the commercial exploitation stage. No indirect overhead or general and administrative costs have been allocated to any of the projects.

      REFINERY PLANT, PIPELINE AND EQUIPMENT - Beginning in 1994, all additions to refinery plant, pipeline, buildings and equipment are being depreciated on the straight-line method over useful lives of five to seven years (5 to 15 years prior to January 1, 1994). Maintenance and repairs are charged to expense. Renewals and betterments are capitalized.

      OTHER ASSETS - Other assets include notes receivable from related parties, prepaid expenses, certain refinery assets which are being leased to a third party and a certificate of deposit collateralizing reclamation work on formerly owned coal leases.

      DEFERRED REVENUE - Deferred revenue represents funds advanced by a supplier and customer for equipment purchases and is being amortized over a 15 year period.

      STATEMENT OF CASH FLOWS - On the statement of cash flows, cash includes cash held in the United States. Significant noncash changes in financial position in 1994 include the issuance of 14,000 shares of common stock in exchange for the cancellation of $14,000 of indebtedness and the forgiveness of debt and accrued interest (Note 12). Transactions of this type in 1993 include the issuance of 200,000 shares of common stock in exchange for the cancellation of $142,099 of notes payable and $57,901 of accrued interest, and the issuance of 300,000 shares of common stock in exchange for the cancellation of $300,000 of indebtedness (Notes 9 and 11). Transactions of this type in 1992 include the issuance of 500,000 shares of common stock in exchange for cancellation of $500,000 in indebtedness.

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      HEDGING PROGRAM - In July 1994, South Hampton established a hedging program to help decrease the volatility of the price of fuel gas to the refinery. South Hampton purchased several commodity based derivative futures contracts during 1994. Gains and losses related to these contracts are recognized when the contracts expire. The natural gas market suffered severe price declines in the third quarter of 1994 which resulted in a net recognized loss of $117,000 during 1994. This loss is included as a cost of refined product sales and processing in the consolidated statement of operations. As of December 31, 1994, South Hampton has incurred $65,000 of unrecognized losses related to its open contracts. These contracts expire within the next twelve months.

      PER SHARE DATA - Net income (loss) per share has been computed on the basis of the weighted average number of shares of common stock outstanding during the year.

      FOREIGN CURRENCY - Assets and liabilities denominated in foreign currencies, principally Saudi Riyals, are translated at rates in effect at the time the transaction occurred. There has been no change in the exchange rate for Saudi Riyals to the United States dollar during the period covered by these financial statements.

      INCOME TAXES - In the first quarter of 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires the Company to compute deferred income taxes based on the amount of taxes payable in future years, after considering changes in tax rates and other statutory provisions that will be in effect in those years. The provision for income taxes includes taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The adoption had no significant impact on 1993 earnings or cash flow.

      Deferred income taxes in 1992 were provided in accordance with Accounting Principles Board Opinion No. 11 ("APB Opinion No. 11"). Timing differences resulted principally from depreciation of property and equipment.

      GOODWILL - Goodwill acquired in connection with the acquisition of TOCCO is being amortized over ten years. The amounts reflected in the balance sheet are net of accumulated amortization of $2,104,809 and $1,824,505 at December 31, 1994 and 1993, respectively. The Company periodically reviews goodwill for any permanent impairment in value or life.

      MANAGEMENT ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      RECLASSIFICATIONS - Certain prior year amounts have been restated to conform to the current year presentation.

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.    CONTINGENCIES

      The operations of the Company in Saudi Arabia have been, and may in the future be, affected from time to time in varying degree by political developments and laws and regulations, such as forced divestiture of assets; restrictions on production, imports and exports; price controls; tax increases and retroactive tax claims; expropriation of property, cancellation of contract rights and environmental regulations.

      A major component of the Company's activities relates to the acquisition, exploration and development of mineral deposits. There can be no assurance that the Company will successfully develop any of the properties described in Notes 6 and 8, and, if developed, whether the mineral acquisition, exploration and development costs incurred will ultimately be recovered. The recovery of such costs is dependent upon a number of future events, some of which are beyond the control of the Company. The ability of the Company to develop any of these properties is dependent upon obtaining additional financing as may be required and, ultimately, its financial success depends on its ability to attain successful operations from one or more of its projects.

      On November 14, 1990, Cajun Energy, Inc. ("Cajun Energy"), a distributor of refined gasoline to retail stations, filed a lawsuit alleging South Hampton manufactured and sold defective gasoline and/or failed to properly test its product prior to sale to Cajun Energy. Prior to initiation of this lawsuit by Cajun, claims in excess of $906,000 were paid by South Hampton's insurance carrier under a $1 million liability policy.

      E-Z Mart Stores filed a lawsuit on May 22, 1991 against Cajun Energy and South Hampton related to the aforementioned manufacture and sale of alleged defective gasoline. E-Z Mart Stores claimed that defective gasoline was distributed to its stores in late April and May 1990 resulting in customers suffering damage to their automobiles.

      South Hampton filed suit on August 18, 1992 in the 58th Judicial District Court, in Jefferson County, Texas against National Union Fire Insurance Company, ("National Union") as the insurance carrier for a second named party in the Cajun Energy litigation, for failing and refusing to defend South Hampton in the two causes of action described above. South Hampton had asserted that it was an additional named insured on the insurance policy provided to this second named party in the litigation described above and that the insurer should have provided defense to the claims asserted.

      In May 1994, the E-Z Mart Stores lawsuit went to trial and a judgement was entered against South Hampton. In consideration of the judgement and, since the issues were identical to the claims asserted in the Cajun Energy lawsuit, there has been a dismissal by Cajun Energy of its lawsuit against South Hampton. At the trial, South Hampton consented to a settlement agreement whereby E-Z Mart Stores and Cajun were awarded a judgement against South Hampton for approximately $6 million. E-Z Mart Stores and Cajun signed a "nonexecution agreement" not to execute the judgement in return for the assignment by South Hampton of its claims against National Union. South Hampton has also agreed not to pursue its 1992 lawsuit against National Union. This concluded the claims and actions against South Hampton in these matters.

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      South Hampton is involved as a defendant in other litigation incident to its activities. The outcome of these matters is not expected to have a material impact on the Company's financial position or results of operations.

      South Hampton has short-term notes payable and current portions of long-term obligations totalling $4.5 million, of which $2.9 million relate to bank financing which has historically been renewed in six-month intervals and is not guaranteed by the Company. South Hampton does not currently have the ability to repay these current obligations from the level of internally generated funds. Any cash flow generated by the refinery is fully dedicated to the repayment of debt and funding of refining operations. In order to satisfy these obligations in an orderly manner, management of South Hampton must: (1) obtain a renewal of the bank debt (see Note 9) and have continued forbearance by the bank with respect to debt covenants and provisions, and (2) generate increased cash flows from refinery operations to service debt obligations and fund other working capital needs of the refinery.

      Should South Hampton not meet its cash flow requirements during 1995, management believes that it will be able to obtain modifications of the repayment terms of the debt obligations. Management believes that additional funds may be obtained from the proceeds of future common stock sales or the sale of all or a partial interest in South Hampton. On March 16, 1992, the Company received an offer from a Saudi Arabian company, also a related party, to purchase all of the issued and outstanding shares of TOCCO for $2,230,000, which was rejected due to its unfavorable terms. The Company's financial statements do not include any adjustments that might be necessary should South Hampton be unable to satisfy its obligations in an orderly manner.

      ASCC has been a responsible party for certain reclamation work on coal properties which it previously leased. ASCC had provided a letter of credit secured by a $36,000 certificate of deposit to the Mined Land Reclamation Division of Colorado in connection with this liability. In March 1994, the Mined Land Reclamation Division exercised its rights under the letter of credit and ASCC paid the $36,000. This concluded ASCC's involvement in the reclamation project.

      South Hampton has been spending an increased amount of time and expense on environmental and regulatory functions and compliance. In mid-1993, while remediating a small spill area, the Texas Natural Resources Conservation Commission ("TNRCC") requested the refinery to drill a well to check the groundwater under the refinery property to ensure that contamination had not taken place. The well disclosed a pool of hydrocarbons on top of the groundwater under the loading rack area. An analysis of the material indicated that the hydrocarbons were produced over ten years ago when the refinery processed crude oil. Consulting engineers were hired to determine the size of the pool. Three recovery wells were utilized and the hydrocarbons are being pumped out and treated in treatment ponds. The TNRCC has been cooperating in the investigation and cleanup. Due to the apparent age of the material, no fine or enforcement action is expected. A site assessment plan is being developed to determine the extent of the hydrocarbon pool. The costs through 1994 for this problem totaled approximately $35,000. Future costs for recovery and remediation should be small as it is primarily a matter of operating the recovery wells.

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      In August 1994, the TNRCC's Air Permit Section proposed a fine of approximately $46,000 to settle various alleged permit violations identified in their 1991, 1992 and 1993 inspections. South Hampton agreed to the proposed settlement with the stipulation that payments be spread over a twelve month period. The Commission has not yet formally adopted the agreement. In October 1994, the TNRCC formally adopted an agreement with South Hampton to settle alleged water violations regarding monitoring water wells with a fine of $9,600 to be paid over four months and a deferred fine of $9,600 to be dependent upon the future operation of a bioremediation site.

      In addition to the various Environmental Protection Agency and TNRCC air, water and solid waste regulations, South Hampton is also subject to the regulations of the U.S. Department of Transportation, the Occupational, Health and Safety Administration and the Texas General Land Office, among others. In response to various regulations from these and other agencies, South Hampton has developed OPA-90 Emergency Response Plans for the pipeline and the refinery, and is in the process of meeting the requirements of the OSHA Process Safety Management rules. By the time these various agency requirements are met, it is expected that South Hampton will spend in excess of $100,000 over the eighteen month period ending May 1995 to develop the procedures and documentation required.

5.    INVENTORIES

      Inventories include the following:

                                                             December 31,
                                                  ------------------------------------
                                                      1994                 1993
                                                  ----------------    ----------------
      Refinery feedstock                          $        226,265    $        298,928
      Refined products                                     244,809             348,111
                                                  ----------------    ----------------

        Total inventories                         $        471,074    $        647,039
                                                  ================    ================



      In 1994, a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years decreased cost of goods sold and increased net income by approximately $57,000. At December 31, 1994, market value exceeded LIFO value by approximately $193,000. At December 31, 1993, LIFO value approximated market value.

6.    MINERAL EXPLORATION AND DEVELOPMENT COSTS IN SAUDI ARABIA

      In the accompanying consolidated financial statements, the deferred development costs have been presented based on the related projects' geographic location within Saudi Arabia. "Al Masane Project and surrounding properties" primarily pertains to the Al Masane Project (the "Project"), but also includes costs attributable to the interests in the Greater Al Masane areas. "Other interests in Saudi Arabia" primarily pertains to the costs of rentals, field offices and camps, core drilling and labor incurred at the Wadi Qatan and Jebel Harr properties.

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      In 1971, the Saudi Arabian government awarded exploration licenses to the Company and National Mining Company ("NMC"), a Saudi Arabian company, for the Al Masane Project, Wadi Qatan and Jebel Harr areas. Until April 1992, the Company and NMC each held a 50% interest in the exploration licenses. The Company and NMC also obtained written authority to explore an area of 1,100 square kilometers surrounding Al Masane ("Greater Al Masane"). The Saudi Arabian government has verbally indicated that an exploration license for Greater Al Masane will be granted (unaudited).

      Prior to 1979, the Company funded all costs related to these properties. In 1979, the Company formed a joint venture with NMC related to the Al Masane Project in which each company held a 50% interest in the exploration license. The joint venture obtained an $11 million interest-free loan from the Saudi Arabian government which was scheduled to be repaid in ten equal annual installments beginning December 1984. None of the scheduled payments have been made. The proceeds from this loan were used to fund the costs of the Project. Other than the use of the proceeds from the loan, subsequent to the formation of the joint venture with NMC, 100% of the exploration costs of the Project as well as all exploration costs for the other interests continued to be funded by the Company.

      In 1992, NMC relinquished its rights to the exploration license and the mining lease in the Al Masane area, and assigned them to the Company.
      The Company accepted the conditions set by the Saudi Arabian government in a letter dated March 30, 1992. In connection with NMC's assignment of its interest to the Company, the Company agreed to provide for public subscription in Saudi Arabia of 50% of the capital of the Project at such time as the Project proves to be commercial. On April 13, 1992, the Company and NMC signed an agreement dissolving the joint venture and NMC assigned its rights and obligations to the exploration license and the mining lease in the Al Masane area to the Company. Subsequently, a formal Mining Lease Agreement assigning the lease solely to the Company was initialled by the Company and the Ministry on October 4, 1992.

      Prior to April 13, 1992, the Company had accounted for its interest in the Al Masane Project on an equity basis and its investment in the joint venture was recorded at the amount of the owners' capital of the joint venture. When the joint venture was dissolved, the Company consolidated the Al Masane Project by eliminating the related investment balance against the owners' capital account of the Project, and by recording the assets and liabilities of the Project (including the $11 million loan) in the consolidated balance sheet.

      Since NMC assigned its 50% interest in the exploration license and any resulting mining lease to the Company, the Company is solely responsible for the repayment of the $11 million loan. Pursuant to Article 15 of the Mining Lease Agreement which was initialled on October 4, 1992, the loan is to be rescheduled to be repaid from the profits of the mining operations after the mining lease is issued to the Company. A rescheduling of the loan payments has not yet been negotiated. All of the Company's assets in Saudi Arabia are pledged as collateral for the loan.

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      If exploration licenses for Wadi Qatan, Jebel Harr or Greater Al Masane (which includes Jabal Guyan) are converted to mining leases, NMC will reimburse the Company for its share of costs (as defined in an agreement between the parties). The Company has had positive results from its exploration work at these sites; however, it has directed limited amounts of time and resources on these sites in recent years while it has negotiated with the Saudi government for the Al Masane lease. The Company intends to negotiate agreements for these sites in the near future, does not intend to abandon these sites, and considers the costs deferred at December 31, 1994 to be recoverable.

      The Company had filed in 1984 with the Council of Ministers of the Saudi Arabian government for a mining lease for the Al Masane Project based on the presumption that commercial productibility had been proven. On April 26, 1993, the Council of Ministers passed the resolution granting the Company the mining lease, and on May 22, 1993, a Royal Decree was issued by the King. The initial period of the mining lease is 30 years, which can be renewed for another period or periods, not to exceed 20 years.
      The lease area is 44 square kilometers in size. An amendment was made in the lease agreement which stipulates that, when the profitability of the project is demonstrated, a Saudi public stock company will be formed and the Company will contribute its investment in the Al Masane Project in return for 50% of the stock of the Saudi company. The Petroleum and Mineral Organization ("PETROMIN"), a company wholly-owned by the Saudi government, has an option to acquire up to 25% of the stock in the Saudi company and the remaining interests not owned by the Company or acquired by PETROMIN are to be put out for public subscription to Saudi citizens.

      Phase I of the work on the Project (sinking shaft, tunneling and drilling) was completed in April 1981. Since that time, there have been a series of project feasibility studies in 1982, 1984, 1989, 1992, and 1994, conducted by Watts, Griffis and McOuat Limited, consulting geologist, indicating the commercial viability of the Project. The 1994 report estimates proven and probable reserves of copper, zinc, silver and gold of 7.2 million tons in the Al Masane area with the potential to increase these reserves with further exploration. The report projects production of the proven and probable reserves over a twelve-year period commencing in 1996. The cash flow projection was made based on the assumption that 50% of the financing of the project will come from loans from the Saudi Industrial Development Fund, 25% from bank loans, and 25% from equity financing in connection with the public subscription in Saudi Arabia. Revenues were estimated utilizing projected mineral prices from a third party pricing expert. The report projects positive net cash flows to the Company of $37 million over the life of the Project. It is not anticipated that taxes will be paid to the Saudi government in the first five years of production of the Project. (unaudited)

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Deferred development costs of the Al Masane Project and surrounding areas at December 31, 1994, 1993 and 1992, and the changes in these amounts for each of the three years then ended are detailed below:

                                  Balance at    Activity     Balance at    Activity    Balance at     Activity
                                  December 31,    for       December 31,     for      December 31,      for
                                     1994        1994          1993         1993         1992          1992
                                -------------  ---------  -------------  ----------  -------------  ---------
      Property and equipment:
          Mining equipment      $   2,160,206             $   2,160,206              $   2,160,206
          Construction costs        3,140,493                 3,140,493                  3,140,493
                                -------------  ---------  -------------  ----------  -------------  ---------

              Total                 5,300,699                 5,300,699                  5,300,699
                                -------------  ---------  -------------  ----------  -------------  ---------

      Other costs:
          Labor and project
           administration
           costs                   16,023,275  $ 237,908     15,785,367  $  653,930     15,131,437  $ 564,407
          Materials and
           maintenance              6,161,684        683      6,161,001       1,232      6,159,769     71,801
          Feasibility study         2,626,474    505,118      2,121,356     310,000      1,811,356     24,994
                                -------------  ---------  -------------  ----------  -------------  ---------

              Total                24,811,433    743,709     24,067,724     965,162     23,102,562    661,202
                                -------------  ---------  -------------  ----------  -------------  ---------

                                $  30,112,132  $ 743,709  $  29,368,423  $  965,162  $  28,403,261  $ 661,202
                                =============  =========  =============  ==========  =============  =========



      The Company has not made all of the surface rental payments due to the government of Saudi Arabia under the terms of the Al Masane Project lease. At December 31, 1994, the past due amount of these rent payments is approximately $74,000. In addition, the Company has not complied with certain statutory reporting requirements in Saudi Arabia. Management of the Company believes that the lack of compliance with these license requirements will not have any effect on the Company's planned operations in Saudi Arabia.

      Since cash in Saudi Arabia is generally intended for the support and development of the Saudi Arabian projects, a long-term asset, such cash and certain associated liabilities relating to the Saudi Arabian projects have been classified as noncurrent.

7.    REFINERY OPERATIONS

      South Hampton, the Company's only revenue producing asset, sells its products primarily to companies in the petroleum industry. Downturns in the petroleum industry could negatively impact refinery operations in the future. South Hampton does not require collateral on its outstanding accounts receivable balances. South Hampton's largest customer accounted for 13%, 16% and 11% of total sales in 1994, 1993 and 1992, respectively.

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.    INVESTMENT IN PIOCHE-ELY VALLEY MINES, INC.

      The Company effectively controls approximately 55% and directly owns approximately 46% of the outstanding common stock of Pioche. During 1988, approximately 634,000 shares of Pioche stock were deemed acquired through in-substance foreclosure on a $114,000 note due from the issuer's estate. The note balance was reclassified to Other Assets and was fully reserved in 1989. This note is due in 1995; however, management of the Company intends to postpone the due date indefinitely if the issuer's estate is unable to repay the note in 1995. At this point, it is not possible to determine whether the issuer's estate will repay the note and claim these shares. If it is determined that the note will not be repaid, the Company will consolidate Pioche as a majority-owned subsidiary. The principal assets of Pioche are an undivided interest in 48 patented and 84 unpatented mining claims and a 300 ton-per-day mill located on the aforementioned properties in the Pioche Mining District in southeastern Nevada. The properties held by Pioche have not been commercially operated for approximately 35 years. During 1994, Pioche attempted to drill a core hole on this property. The core hole was intended to go down to 1,500 feet but encountered formation problems at 700 feet and further drilling had to be abandoned. A new site will be selected and management expects a second core hole to be drilled in 1995.

      In 1991 and 1992, the Company leased its Wide Awake Mine property to a joint venture under an agreement which called for annual rental payments of $5,000 and a 7% royalty on net smelter returns. The annual advance rental was received for 1992 and 1991 but the joint venture did not commence any operations on the property. In December 1992, the agreement was terminated. In August 1993, Pioche entered into a new lease of the Wide Awake mine property with the same joint venture to which it had previously leased the property. This agreement stipulates a 6% royalty on net smelter returns with no annual rental required. The lease commenced on October 1, 1993, for a primary term of twenty-seven months, and will continue as long as minerals are produced in commercial quantities or unless terminated by the parties. No royalties were earned in 1994.

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.    NOTES PAYABLE, LONG-TERM DEBT AND LONG-TERM OBLIGATIONS

      Notes payable, long-term debt and long-term obligations at December 31 are summarized as follows:

                                                                             1994                 1993
                                                                         ---------------    ---------------
      Notes payable:
           Revolving bank note.  See (A)                                $      2,927,113    $      3,934,036
           Secured note to Saudi Arabian government.  See (B)                 11,000,000          11,000,000
           Unsecured note to a Saudi company.  See (C)                         1,500,000           1,500,000
           Unsecured note to a Saudi investor.  See (D)                          168,280             168,280
           Unsecured note to a Saudi investor.  See (E)                          350,000             350,000
           Unsecured installment note.  See (F)                                   -                  597,625
           Bank note payable.  See (G)                                            -                  360,702
           Other                                                                  -                  133,456
                                                                        ----------------    ----------------

           Total                                                        $     15,945,393    $     18,044,099
                                                                        ================    ================


      Long-term debt:
           Bank note.  See (H)                                          $        263,354
           Less current portion                                                   67,968
                                                                        ----------------

           Long-term debt                                               $        195,386
                                                                        ================

      Long-term obligations:
           Noninterest-bearing note to a supplier and
            customer for capital improvements.  See (I)                 $        128,683    $        128,683

      Other financing obligations:
           Deferred compensation contracts.  See (J)                              96,135             113,040
                                                                        ----------------    ----------------

             Total long-term obligations                                         224,818             241,723

             Less current portion                                                 18,805              17,278
                                                                        ----------------    ----------------

             Long-term obligations                                      $        206,013    $        224,445
                                                                        ================    ================



      (A) In 1990, South Hampton and a bank entered into an Amended and Restated Credit Agreement ("the Agreement") in order to modify certain provisions and embody all amendments of the previous agreement in one document. Funding under the Agreement was provided in two facilities: Facility A in the principal amount of $4,400,000, funded in a lump-sum and used to refinance the previous note, and Facility B in the principal amount of up to $1,500,000, to be used by South Hampton for working capital purposes and support of feedstock purchases. Facility B was fully drawn down in the form of letters of credit. In 1992, the bank drew on the letters of credit provided by a related party of the Company (see (C) below.)

           The note is collateralized by all of the assets of TOCCO and its subsidiaries and a pledge of TOCCO stock by ASRC. In addition, the Company and ASRC have subordinated intercompany accounts receivable of approximately $1,363,355 at December 31, 1994 to

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           the bank debt, and no other funds are to be advanced to the Company or ASRC by TOCCO or its subsidiaries. In the event of an enforcement by the bank of the security interests on the collateral under the Agreement, the proceeds from the security interests in the cash, accounts receivable and inventory of South Hampton will first be used to repay 60% of the outstanding principal and interest under the Agreement with any remaining proceeds used to repay any amounts owed by South Hampton to the related party due to the draw down by the bank of the letters of credit for Facility B. Any amounts recovered through other forms of collateral are to be used first to repay any remaining amounts due to the bank for principal and interest, and remaining amounts, if any, are to be used to repay any amounts still owed to the related party. South Hampton was not in compliance with the borrowing base ratio and was in default in its loan repayments at various times in 1993 and 1992.

           Facility A was to be repaid under the initial agreement by June 30, 1992. South Hampton did not have adequate resources to pay the full amount outstanding during 1992. The maturity date has been extended at various times subsequent to default and has currently been extended to June 30, 1995. In connection with the latest extension, South Hampton has agreed to make quarterly principal payments of $200,000, and Arabian Shield Development Company has committed to use its best efforts to obtain new equity financing of at least $1,500,000 by June 30, 1995, to be remitted to the bank. Additionally, South Hampton has agreed to collect all receivables through a cash collateral account at a local bank. Only the amount of funds required to operate South Hampton's business may be used and weekly reports of cash receipts and disbursements in the cash collateral account must be provided to the creditor. If South Hampton defaults on the credit agreement, the creditor has the right to freeze the funds in the cash collateral account. The note is subject to interest at the London Interbank Eurocurrency Market (LIBOR) rate 6.0% and 3.21875% at December 31, 1994 and 1993, respectively,  plus 2%.

      (B) On January 24, 1979, the Company and NMC jointly obtained an interest-free loan of $11,000,000 from the Saudi Arabia Ministry of Finance and National Economy to finance the development phase of the Al Masane Project. The loan was repayable in ten equal annual installments of $1,100,000, with the initial installment payable on December 31, 1984. None of the ten scheduled payments have been made. On April 13, 1992, NMC agreed to assign all its rights and obligations in the Al Masane Project (including its 50% obligation for the $11,000,000 loan) to the Company. The Company is now solely responsible for the repayment of the loan. Pursuant to the mining lease agreement, the loan will be rescheduled to be repaid from the profits of the mining operations when they commence. An agreement has not yet been reached regarding the rescheduling of these payments. The loan is secured by all of the Company's assets in Saudi Arabia.

      (C) In 1990, Saudi Fal, a Saudi company owned by a shareholder of the Company, agreed to issue a guarantee of $1,500,000 securing a letter of credit facility to enable South Hampton to buy feedstock. In return for the guarantee, Saudi Fal was given an option to purchase all of the outstanding stock of TOCCO. The option was not exercised and has expired. On March 31, 1992, the $1,500,000 guarantee was not renewed by Saudi Fal. As a result, the bank drew on the letter of credit provided by Saudi Fal for its guarantee and applied the $1,500,000 to reduce the principal amount of the bank note. The $1,500,000 is now owed by South Hampton to Saudi Fal. This note is collateralized as discussed in (A) above.

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      (D)  Represent noninterest demand loans payable to a Saudi investor.

      (E) Represents an advance made by a Saudi investor in 1984 to the Al Masane Project on behalf of NMC. Prior to 1992, since NMC had no liability for exploration costs unless the exploration license was converted to a mining lease, the advance was classified as a deferred capital contribution on the separate Al Masane balance sheet. Due to the relinquishment of NMC's rights and obligations in the license and the mining lease in March of 1992, the advance is now classified as an unsecured noninterest demand debt.

      (F) In 1991, South Hampton issued a note payable to a vendor to establish payment terms for past-due trade accounts payable. The note was payable in monthly installments with all amounts owed due by February 25, 1993. In May 1994 the principal balance and $156,000 accrued interest payable under the terms of this note was settled by a $175,000 cash payment. Accordingly, the Company recorded an extraordinary gain of $578,150 in 1994, for which there is no tax effect after application of operating loss carryforwards, which represents the amount of trade payables forgiven.

      (G) All unpaid principal and interest related to this bank loan was due and payable in December 1994. TOCCO was in arrears with its payments in the prior and current year. Effective December 31, 1994, all unpaid principal and interest was refinanced by another bank and the Company's obligation under this note was satisfied. See (H) below.

      (H) This note payable is collateralized by land, an office building, and all equipment and furniture and fixtures of TOCCO. As described in
           Note 10, the building collateralized by this note has been leased to a third party. The original balance of the note was due and payable on December 31, 1994. This note was refinanced effective December 31, 1994 with principal and interest payments starting in March 1995 and each month thereafter until February 1, 1998. The note bears interest of 10% from the date of the agreement to February 1, 1996 and at prime rate + 1 1/2% thereafter.

      (I) Balance represents amount due under a note payable to an unrelated refining company that provided loans to the refinery to fund certain refining processes. Repayment is to be made when certain feed rate criteria and number of days of operations have been reached.

      (J) In connection with the acquisition of TOCCO, deferred compensation contracts between TOCCO and certain former employees and one current employee were restructured, reducing the gross payments due under the existing contracts. Default on payments due under the restructured agreements would invalidate the negotiated settlement amounts resulting in TOCCO being liable for the amounts due under the original contracts. Currently, all contracts have been fully satisfied except for the contracts of one current and one former employee. TOCCO has complied with the terms of these contracts through 1994. If TOCCO were to default on these contracts, it would be liable for an additional amount of $458,000. The recorded liability has been determined utilizing a discount rate of 8.0%.

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Scheduled maturities of long-term debt and long-term obligations, which exclude current notes payable balances aggregating $15,945,393, for the next five years and thereafter are as follows:

           1995                                  $         86,773
           1996                                           234,008
           1997                                           115,912
           1998                                            30,274
           1999                                                 0
         Thereafter                                        21,205
                                                 ----------------


        Total                                    $        488,172
                                                 ================



      Interest of $275,561, $472,131 and $343,058 was paid in 1994, 1993 and
      1992, respectively.

10.   COMMITMENTS

      South Hampton entered into an arrangement in July 1991 with a partnership, in which Silsbee Trading and Transportation Corp. ("STTC", a company owned by the president and vice president of TOCCO) and M.A. Bomer (the former owner of the refinery) each owned a 50% interest, to facilitate the future purchase of feedstock. Feedstock was purchased by South Hampton from the partnership at a price equal to the cost of the feedstock to the partnership plus two cents per gallon. Approximately 4,977,000 gallons of feedstock were purchased in 1992 under the terms of this agreement at a cost of approximately $2,320,000. In June 1992, Mr. Bomer withdrew from the partnership and it was terminated. On July 1, 1992, South Hampton entered into a new agreement with STTC whereby STTC financed the feedstock in the pipeline. As a result, South Hampton has a liability to STTC for the cost of the 453,600 gallons of capacity of the pipeline. This amount is $215,460 and $217,048 at December 31, 1994 and 1993, respectively. Also in connection with this agreement, South Hampton pays a one-half cent per gallon fee to STTC on each gallon of feedstock transported through the pipeline. The agreement is currently operating on a month to month basis. The fees paid by South Hampton to STTC pursuant to this agreement were $103,212, $88,974 and $21,525 in 1994, 1993 and 1992, respectively.

      South Hampton leases vehicles and equipment for use in operations for $24,140 per month plus certain reimbursed costs from STTC under a lease agreement. The lease agreement expired in September 1994 and is currently continuing on a month-to-month basis. South Hampton incurred costs (most of which are billed to customers) related to this agreement of approximately $341,000, $320,000 and $291,000 in 1994, 1993 and 1992,
      respectively. Accounts payable to STTC under the leasing arrangement were $16,917 and $2,431 at December 31, 1994 and 1993, respectively.

      The Company incurred rental expenses for office space, one automobile and other vehicles and equipment of approximately $302,000 in 1994 and 1993, and $305,000 in 1992.

      In February 1993, South Hampton entered into an agreement to lease to a third party a building with a net book value at December 31, 1994 of $324,591 which South Hampton does not use in its operations. The lease provides for an option to the lessee to purchase the building after three or five years. The lease is being recorded as an operating lease and the building is

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      included in other assets. As described in Note 9, the leased building is pledged as collateral for a note payable. Other income for 1994 and 1993 includes $102,000 and $87,000, respectively, of rental income pursuant to this lease.

      A provision of the purchase agreement related to the acquisition of TOCCO by ASRC requires TOCCO to reserve up to 10% of its common stock to be available for sale to the employees of TOCCO on such terms and conditions and at such times as determined by TOCCO.

      South Hampton has guaranteed a note for $160,000 for a limited partnership in which South Hampton has a 19% interest.

11.   COMMON STOCK AND STOCK OPTIONS

      At December 31, 1994, Saudi Arabian investors owned approximately 62% of the Company's outstanding common stock.

      COMMON STOCK - The proceeds from common stock sales are used to finance mineral exploration and development activities in Saudi Arabia and general and administrative expenses in the United States. Proceeds from certain common stock sales were used to finance the acquisitions of ASRC and to finance the expansion of the refinery. Agreements relating to certain stock sold to investors provide that shares may not be traded in United States markets unless registered under the United States Securities Act of 1933 or unless they are sold pursuant to an available exemption from registration. Estimates of fair values of the Company's unregistered common stock are made by management.

      Notes receivable from stockholders for the purchase of common stock of $276,000 in 1994 represent a note from a director and officer for $126,000 which matures on December 31, 1995 and a note from an entity controlled by a stockholder for $200,000 with a balance of $150,000 at December 31, 1994. The note for $200,000 was issued in March 1993 and was due in October 1994. Payments of $50,000 were received on this note in 1994 and management of the Company expects to collect the remaining balance in 1995. Notes receivable from stockholders are classified as a debit in stockholders' equity.

      STOCK OPTIONS - Under the terms of the Company's Employee Stock Option Plan (the "Employee Plan"), incentive options are granted at the market price of the stock on the date of grant and nonincentive options are granted at a price not less than 85% of the market price of the stock on the date of grant. The Employee Plan was adopted on May 16, 1983 for a term of ten years. At the Company's annual stockholders meeting on December 29, 1992, the stockholders approved an extension of the term of the Employee Plan for another ten years to May 16, 2003 and also approved an increase in the number of shares reserved for issuance thereunder from 250,000 to 500,000.

      To enhance the Company's ability to obtain and retain qualified directors, it instituted the 1987 Non-Employee Director Stock Option Plan (the "Non-Employee Director Plan") which provides for each non-employee director to receive an option for 10,000 shares of common stock upon election to the board of directors with the exercise price equal to the fair market value of the stock at the date of grant. The Non-Employee Director Plan was instituted in 1987 and has

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      a duration of ten years. Options granted under this plan become exercisable in 20% increments each year and are granted for a ten year period. The number of shares reserved for issuance under this plan is 100,000.

      On March 20, 1992, the Compensation Committee of the board of directors approved an option replacement program which permitted holders of outstanding options under the Employee Plan to surrender and cancel the options held by them and to receive in exchange new options covering an equal number of shares having an exercise price equal to the market price of the Company's common stock on March 20, 1992. Under the option replacement program, two officers and directors surrendered for cancellation the outstanding options held by them and in exchange received new options covering 70,000 shares having an option exercise price of $1.38 per share, the market price on the date of grant. On the same date, another officer was granted an option covering 10,000 shares in exchange for the surrender and cancellation of an existing option covering 5,000 shares. On the same date, an officer of TOCCO surrendered for cancellation an outstanding option and in exchange received a new option covering 10,000 shares. On the same date, another officer of TOCCO was granted a new option covering 10,000 shares. These options also have an exercise price of $1.38 per share, the market price on the date of the grants.

      In 1993, four new directors were elected to the Company's board of directors. Pursuant to the Company's Non-Employee Director Plan, each director received on election an option for 10,000 shares of common stock at an exercise price equal to the fair market value of the stock at the date of grant. In December 1993, one of the new directors did not stand for reelection at the Company's annual stockholders' meeting and, by the terms of the Non-Employee Director Plan, his option expired in July 1994. In January 1994, another of the new directors resigned from the board and his option expired in August 1994.

      On September 26, 1994, the Compensation Committee of the board of directors approved the granting of options to purchase a total of 75,000 shares of common stock for $1.75 per share, the market value on the date of the grant, to four employees of the Company. These options expire in 2004.

      A summary of stock option transactions under the Employee Plan and Non-Employee Director Plan is as follows:


      Outstanding December 31, 1991                                   105,000
           Granted ($1.38 per share)                                  100,000
           Expired                                                    (85,000)
                                                                      -------

      Outstanding December 31, 1992                                   120,000
           Granted ($2.88 to $3.75 per share)                          40,000
                                                                      -------

      Outstanding December 31, 1993                                   160,000
           Granted ($1.75 per share)                                   75,000
           Expired                                                    (20,000)
                                                                      -------

      Outstanding at December 31, 1994                                215,000
                                                                      =======


ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      At December 31, 1994, 161,500 options were exercisable at prices ranging from $1.38 to $3.75 per share. Under these plans, 385,000 shares are available for grant. The options for the Employee Plan vest at such times and in such amounts as is determined by the Compensation Committee of the board of directors at the date of grant. The options for the Non-Employee Director Plan vest in cumulative annual installments of 20% beginning one year from the date of grant. The options for both plans are exercisable for a period of ten years.

      The Company granted a creditor (a company owned by the wife and other relatives of the Company's president) two, three-year options, which expired December 31, 1991, to purchase an aggregate of 1,000,000 shares at $1.00 per share. In January 1992, these options were extended to March 1992. They were not exercised and the options expired. In March 1992, the Company granted the creditor an option to purchase 200,000 shares of common stock at $1.00 per share to expire in December 1995. In July 1993, the creditor exercised the option and the shares were issued in exchange for the cancellation of $200,000 of an outstanding debt.

      On May 1, 1992, in consideration for a personal loan of $200,000 from a Saudi investor who is the president of two Saudi Arabian government charitable organizations, the Board granted to the organizations an option to purchase 1,500,000 shares at $1.00 per share by August 8, 1992 provided that these organizations accepted a previous Company offer for them to purchase 1,500,000 shares at $1.00 per share by May 8, 1992. On September 17, 1992, in consideration for an additional loan of $50,000 from the investor, the Board of Directors extended both the offer to sell the shares and the exercise period of the option to December 15, 1992.
      In consideration for an additional loan from the investor of $50,000 in January 1993, the board of directors extended both the sell offer and the option offer to March 29, 1993. On March 23, 1993, the offers were further extended without an expiration date. On May 13, 1993, the organizations elected not to exercise these options and the options were cancelled. Concurrent with this decision, the board of directors approved a sale of 3,000,000 shares at $1 per share to the Saudi investor. The shares were purchased by the payment of $2.7 million in cash and the cancellation of the $300,000 of indebtedness to the investor by the Company.

      On January 21, 1992, a director and officer of the Company was granted a two-year option to purchase 14,000 shares at $1.00 per share. In January 1994, the option was exercised and the shares were issued in exchange for the cancellation of $14,000 of unpaid compensation. In May 1992, a Saudi investor purchased 35,000 shares of stock at $1.00 per share and was granted an option until December 31, 1992 to purchase an additional 35,000 shares at $1.00 per share. The option was not exercised and has expired. On December 29, 1992, the Board approved an extension of an option to a U.S. investor to buy 46,250 shares at $1.00 per share from December 31, 1992 to June 30, 1993. In June 1993, the option was exercised.

      In March 1993, the board of directors approved the sale of 75,000 shares of common stock at $1.00 per share to a company controlled by a director of the Company, and the grant of an option to such company to purchase 300,000 shares of common stock at $1.00 per share, which was exercisable on or before September 10, 1993. The option for the 300,000 shares was exercised in September 1993. For the issuance of the 300,000 shares, the Company received $100,000 in cash and a receivable from this related party of $200,000 which has been recorded as a debit in the stockholders' equity section of the consolidated balance sheet. This receivable balance is $150,000 at December 31, 1994.

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      A summary of stock option transactions with individuals is as follows:

      Outstanding December 31, 1991                                  1,746,250
          Granted ($1.00 per share)                                  1,899,000
          Expired                                                   (1,735,000)
                                                                    ----------

      Outstanding December 31, 1992                                  1,910,250
          Granted ($1.00 per share)                                    300,000
          Exercised ($1.00 per share)                                 (546,250)
          Expired or forfeited                                      (1,650,000)
                                                                    ----------

      Outstanding December 31, 1993                                     14,000
          Exercised                                                    (14,000)
                                                                    ----------

      Outstanding at December 31, 1994                                     -0-
                                                                    ==========



      All stock sold to individuals in connection with these options includes a restriction that it cannot be traded for a three year period.

      For stock options granted to employees and directors at an exercise price below market price on the date of grant, the Company records an expense equal to the difference between the exercise and market prices. An expense is also recorded for the difference between sales price and market price for stock sold to employees and directors not pursuant to options at below market prices.

12.   EXTRAORDINARY ITEM

      In May 1994, South Hampton settled its note payable and accrued interest payable to a vendor for $175,000 cash. An extraordinary gain of $578,150, for which there is no tax effect after application of operating loss carryforwards, was recorded, representing the amount of trade accounts payable and accrued interest forgiven. See Note 9 (F).

13.   INCOME TAXES

      INCOME TAXES - In January 1993, the Company adopted SFAS No. 109. The adoption had no significant impact on earnings or cash flow.

      The income (loss) before income taxes and extraordinary item was $2,314,129, ($1,338,321) and ($2,190,736) for the years ended December 31,
      1994, 1993 and 1992, respectively.

      The Company's provision for income taxes was comprised of the following:

                                                       1994                  1993                1992
                                                  ---------------       ---------------     ---------------
      Federal
          Current                                $        522,938       $           -       $          5,125
          Deferred                                           -                      -                   -
          Utilization of operating
             loss carryforward                           (482,965)                  -                   -
                                                 ----------------       ----------------    ----------------

      Provision for income taxes                 $         39,973       $            -0-    $          5,125
                                                 ================       ================    ================

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      In years prior to 1993, the Company accounted for income taxes in accordance with APB Opinion No. 11. In 1992, the Company had significant net operating loss carryforwards to fully offset the effects of the timing differences (attributable principally to depreciation of property and equipment) which existed between financial and regular income tax reporting. However, the Company was required to provide alternative minimum tax.

      Income tax expense (benefit) for the years ended December 31, 1994 and 1993 differs from the amount computed by applying the applicable U.S. corporate income tax rate of 34% to net income (loss) before income taxes (excluding the cumulative effect of the change in accounting for income taxes). The reasons for this difference are as follows:

                                                                              1994                 1993
                                                                        ---------------      ---------------
      Income taxes at U.S. statutory rate                               $        786,804    $       (455,029)
      Goodwill                                                                    95,303              95,303
      Liability reserves                                                        (392,700)             -
      Net operating losses                                                      (482,965)            359,726
      Alternative minimum tax                                                     39,973              -
      Other items                                                                 (6,442)             -
                                                                        ----------------    ----------------

          Total tax expense                                             $         39,973    $            -0-
                                                                        ================    ================


      In 1992, income taxes differed from the statutory tax rate due to goodwill amortization, equity investment loss and unutilized tax loss carryforwards.

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities for 1994 and 1993 were as follows:

                                                     December 31,       December 31,        January 1,
                                                       1994                 1993                  1993
                                                  ---------------       ---------------     ---------------
      Deferred tax liabilities:
         Refinery plant, pipeline and
          equipment                              $       (379,668)      $       (434,700)   $       (407,754)
                                                 ----------------       ----------------    ----------------

      Gross deferred tax liability                       (379,668)              (434,700)           (407,754)
                                                 ----------------       ----------------    ----------------

      Deferred tax assets:
         Accounts receivable                               44,070                 40,973              33,888
         Mineral interests                                196,446                202,224             202,224
         Net operating loss carryforwards               9,277,552              9,791,240           9,400,963
         Tax credit carryforwards                         650,907              1,640,037           1,640,037
                                                 ----------------       ----------------    ----------------

          Gross deferred tax assets                    10,168,975             11,674,474          11,277,112
      Valuation allowance                              (9,789,307)           (11,239,774)        (10,869,358)
                                                 ----------------       ----------------    ----------------

      Net deferred tax assets                             379,668                434,700             407,754
                                                 ----------------       ----------------    ----------------

      Net deferred taxes                         $            -0-       $            -0-    $            -0-
                                                 ================       ================    ================

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      As a result of current year operations, the Company's net deferred tax asset decreased by $55,032 to $379,668 at December 31, 1994. However, there was no change in judgment about the Company's ability to realize its net deferred tax asset; therefore, the valuation allowance was decreased by a corresponding amount.

      At December 31, 1994, the Company had approximately $27,287,000 of net operating loss carryforwards and approximately $610,000 of general business credit carryforwards. These carryforwards expire in 1995 through 2008. In addition, the Company has minimum tax credit carryforwards of approximately $40,000 that may be carried forward indefinitely. Approximately $1,100,000 of the net operating loss carryforwards and $610,000 of the general business credit carryforwards are limited to the net income of TOCCO. Approximately $14.8 million of the net operating loss carryforwards are limited to the net income of ASCC.

      The Company has no Saudi Arabian tax liability for its activities there.

14.   SEGMENT INFORMATION

      The Company has operations in two industry segments and geographic regions. Its refinery operations represent the significant portion of its current operating results and are exclusively in the United States, whereas its mining operations, conducted mainly in Saudi Arabia, mostly relate to costs which have been deferred during the development phase of these operations. The only mining operations conducted in the United States relate to the Company's investment in Pioche-Ely Valley Mines, Inc. for which the related investment and equity income and losses are shown separately on the balance sheet and statement of operations, respectively. The Company has no significant corporate activities.

      For 1994, 1993 and 1992, essentially all activity on the Company's consolidated statement of operations relates to the refinery operations except for equity income and losses from Pioche. The 1994 results include $74,580 of unallocated costs recorded in general and administrative expenses related to the Saudi Arabian operations. The 1992 results include immaterial amounts of interest expense related to the Saudi Arabian mining operations. All items included in the Company's consolidated balance sheet related to the Saudi Arabian operations are specifically identified on the face of the consolidated balance sheet with the exception of notes payable which have been identified in Note 9.

15.   RELATED PARTY TRANSACTIONS

      The Company shares office facilities and certain expenses with companies owned by the chairman of the Company. At December 31, 1994, these companies did not owe any amounts to the Company. Accounts receivable from these companies aggregated approximately $16,200 at December 31, 1993.

      Noncurrent accrued liabilities in Saudi Arabia in the consolidated balance sheet represent amounts payable to the Company's president.

      Other significant related party transactions have been addressed in the related notes to the consolidated financial statements. In particular, see Note 10 for additional information.

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.   SUBSEQUENT EVENT

      On March 27, 1995, the board of directors approved a Letter of Agreement between the Company and Carlyle SEAG ("Carlyle"), whereby Carlyle has been retained as the Company's financial advisor in connection with the Al Masane mining project. Carlyle's services will include, but not be limited to, (1) advising on the capitalization structure of the proposed Saudi company to be established for the project; (2) the raising of capital funds for the project implementation; and (3) assisting the Company in the filing of all licenses and necessary documents for regulatory purposes. In addition to compensation for their services, including the grant of an option allowing Carlyle to purchase 2,000,000 shares of the Company's common stock at $1 per share, Carlyle will nominate one member to the board of directors at the Company's next board meeting and will nominate a second board member upon the closing of the financing for the Al Masane project.

DIRECTORS

         John A. Crichton
         Chairman of the Board
         Arabian Shield Development Company
         Dallas, Texas

         Hatem El-Khalidi
         President and Chief Executive Officer
         Arabian Shield Development Company
         Jeddah, Saudi Arabia

         Oliver W. Hammonds
         Attorney-at-Law
         Dallas, Texas

         Harb S. Al Zuhair
         Chairman and Chief Executive Officer
         TETRAD Development Co. Ltd.
         Riyadh, Saudi Arabia
         (Investments)

         Mohammed O. Al-Omair
         Executive Vice President
         Saudi Fal Group of Companies
         Riyadh, Saudi Arabia
         (Investments)

         Ghazi Sultan
         Chairman
         Sultan Group of Companies
         Jeddah, Saudi Arabia
         (Investments and marble mining)

EXECUTIVE OFFICERS

         John A. Crichton
         Chairman of the Board

         Hatem El-Khalidi
         President and Chief Executive Officer

         Drew Wilson
         Secretary/Treasurer

         Nicholas N. Carter
         President of Texas Oil and
         Chemical Co. II, Inc.

TRANSFER AGENT AND REGISTRAR

         KeyCorp Shareholder Services, Inc.

STOCK LISTING

         NASDAQ National Market System
         Symbol ARSD

         FORM 10-K

         Single copies of the Annual Report on Form 10-K which the Company has filed with the Securities and Exchange Commission can be obtained by stockholders without charge by writing to Arabian Shield Development Company, Suite 175, 10830 North Central Expressway, Dallas, Texas 75231.