Form 10-K, Exhibit 13
period 1995-12-31
ARABIAN SHIELD DEVELOPMENT CO
filed 1996-04-01
CIK 7039

                                ARABIAN   SHIELD
                             DEVELOPMENT   COMPANY

                         ANNUAL REPORT TO STOCKHOLDERS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

TO OUR STOCKHOLDERS:

The Company obtained the mining lease to the Al Masane area in Saudi Arabia on May 22, 1993, and thereafter commissioned Watts, Griffis & McOuat of Toronto, Canada ("WGM") to update the feasibility study for that area. The mining lease has an initial thirty (30) year term, with the Company having the option to renew or extend the term of the lease for additional periods not to exceed twenty (20) years. The Company will pay the Saudi government income taxes in accordance with the income tax law then in force, in accordance with Article 45 of the Mining Code (the current tax is now 45% of net income). However, in accordance with Article 46 of the Mining Code, such income tax will not be due in respect to mining operations during the period of five years starting from the date of the first sale of products or five years from the beginning of the fourth year after the issue of the mining lease, whichever occurs first.

Until the profitability of the project is established, the Company plans to form a joint venture with a Saudi limited liability company owned by Saudi Arabian investors to initially own and operate the project when approval is received for a loan from the Saudi Industrial Development Fund which was applied for on September 30, 1995. As contemplated, the mining lease would be transferred so that the Company and the Saudi limited liability company would each own a 50% interest therein. The mining lease agreement provides that, when the profitability of the project is established, the Company is obligated to form a Saudi public stock company with the Petroleum and Mineral Organization ("Petromin"), a company wholly-owned by the Saudi government. The Company will own 50% of the shares of the Saudi public stock company and Petromin no more than 25% of the shares. The remaining shares will be offered for sale in Saudi Arabia pursuant to a public subscription. In consideration for its receiving shares in the Saudi public stock company, the Company will transfer title to the mining lease to the Saudi public stock company, including responsibility for the repayment of the $11 million loan from the Saudi Arabian government and the other obligations under the mining lease. In December 1994, the Company received instructions from the office of the Minister of Petroleum and Mineral Resources stating that it is possible for the Company to form the Saudi public stock company without Petromin but that the sale of stock to the Saudi public could occur only after two years of profits from commercial operations of the mine. The instructions added that Petromin will have the right to purchase shares in the Saudi public stock company any time it desires.

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

Under the terms of the mining lease agreement, the Company agreed to pay in advance rental to the Ministry of Petroleum and Mineral Resources of 10,000 Saudi Riyals (approximately $2,667 at current exchange rate) per square kilometer per year (approximately $117,300 annually) during the period of the lease for the total lease area of 44 square kilometers. The Company made rental payments for the first year of the lease. As of December 31, 1995, the Company has not paid for rentals of approximately $191,000. It is proposed that the joint venture will assume responsibility for the rental payments and all arrearages.

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

A test program to evaluate the economies of the cyanidation of the zinc concentrate and tailings in order to improve gold and silver recoveries found gold and silver recoveries to range from 50% to 77%. To recover gold and silver from the zinc concentrate and tailings, WGM recommended that a cyanidation plant be included in the process flowsheet. Dore bullion would be produced. WGM concluded that the inclusion of a cyanidation plant would make a positive contribution to the economies of the project under the base conditions.

The mining and milling operation recommended by WGM for Al Masane would involve the production of 2,800 tonnes of ore per day (700,000 tonnes per year), with a mine life of over ten years. Annual production is estimated to be 34,900 tonnes of copper concentrate (25% copper per tonne) containing precious metal and 58,000 tonnes of zinc concentrate (54% zinc per tonne). The construction of mining, milling and infrastructure facilities is estimated to take 18 months to complete. The total capital cost to bring the Al Masane project into production is estimated to be $81.3 million. This cost includes the pre-production development of the mine, the construction of a 2,000 tonne per day concentrator, infrastructure with a 300-man camp facility and the installation of a cyanidation plant to increase the recovery of precious metals from the deposit. Project power requirements will be met by diesel generated power.

WGM recommended that the Al Masane reserves be mined by trackless mining equipment using either cut-and-fill or open-stoping methods depending on the shape and location of each ore body. Once the raw ore is mined, it would be subjected to a grinding and treating process resulting in three products to be delivered to smelters for further refining. These products are zinc concentrate, copper concentrate and dore bullion. The copper concentrate will contain valuable amounts of gold and silver. Total output per year is estimated to be 22,000 ounces of gold and 800,000 ounces of silver. After smelter refining process, the metals could be sold by the Company or the smelter for the Company's account in the open market.

WGM prepared an economic analysis of the project utilizing cash flow projections. The cash flow projection for a base case was made by WGM based on the assumption that 50% of the financing of the project will come from the Saudi Industrial Development Fund, which charges 2.5% service charge, 25% from commercial loans at an interest rate of 5% and 25% from equity financing. The cash flow projection includes the repayment of the $11 million loan outstanding to the Saudi government in one payment at the end of the mine life. Based on these assumptions, and assuming the average prices of metal over the life of the mine to be $1.00 per pound for copper, $0.60 per pound for zinc, $400 per ounce of gold and $6.00 per ounce of silver, WGM's economic analysis of the base case shows the project will realize an internal rate of return of 14% to the project, a rate of return of 11.9% and net cash flow of $26.6 million to the equity investors in the new Saudi public stock company, and a net cash flow of $37 million to the Company. Other cash flow scenarios calculated to show the effect of various opportunities and risks associated with the project were also prepared. Assuming the mine begins commercial production as contemplated in the feasibility study, the Company would not pay any income tax to the Saudi government for the first five years. In the feasibility study, WGM recommends that the Company make a decision to bring the Al Masane mine into production.

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

The Company retained Carlyle SEAG ("Carlyle"), of Washington, D.C. and Saudi Arabia, in March 1995 as the Company's financial advisor in connection with the Al Masane mining project. In February, 1996, the agreement with Carlyle was effectively terminated by mutual consent. An agreement with a Saudi Arabian financial advisor is currently being negotiated.

On September 30, 1995, the Company made a formal application to the Saudi Industrial Development Fund to obtain 50% of the capital needed to finance the Al Masane mining project. The feasibility study was presented to the Fund for consideration.

The Company owns, through a wholly-owned subsidiary, South Hampton Refining Company, of Silsbee, Texas ("South Hampton"), which owns and operates a petrochemical plant which produces pure pentanes and hexanes and other specialty chemicals for the plastics industry. Total gross revenues for 1995 for the refinery were approximately $18 million and the cash flow realized was approximately $809,000. It is significant that the plant sells about 40% of all pentanes consumed in the United States.

In May 1993, the Company had discussions with Chevron Chemical Company regarding the Company's proposal to purchase 5,000 barrels per day of mixed pentanes from an Aromax(R) petrochemical project to be built in Jubail, Saudi Arabia by Chevron Chemical in a joint venture with Saudi Venture Capital Group (SVCS). The Company and some Saudi joint venture partners, all of whom are directors and/or stockholders of the Company, contemplate building a processing plant located next to the Aromax(R) plant in Saudi Arabia. As proposed, the Company would have a 25% interest in the joint venture. Chevron Chemical advised the Company by letter in July 1993 that Chevron Chemical and SVCS have jointly agreed to commit to supply the joint venture's proposed pentane project with up to 5,000 barrels per day of mixed pentane feedstock. Engineering and marketing studies of the project have been made by outside consultants which reflect positive results. Planning has begun toward the construction and operation of the Aromax(R) plant and the joint venture's processing plant but was delayed during 1995 because of the absence of a firm commitment for the feedstock supply to the Aromax(R) plant. The Company will begin applying to the Saudi government for a license for the project when the Aromax(R) project receives final approval from the Saudi government.

The Company directly owns approximately 46% and beneficially owns approximately 55% of the outstanding capital stock of Pioche-Ely Valley Mines, Inc. ("Pioche-Ely Valley"), an inactive mining company. Pioche-Ely Valley's principal assets are a 300 ton per day mill, and 48 patented and 84 unpatented federal lode mining claims in the Pioche Mining District in southeastern Nevada, on which is located the Ely Valley Mine which, between 1941 and 1952, produced 675,207 tons of ore with an average grade of 9.09% zinc. The Company is planning limited exploration of the Pioche-Ely Valley properties in 1996.

                                             Respectfully submitted,

                                             John A. Crichton
                                             Chairman of the Board

                                             Hatem El-Khalidi
                                             President and Chief
                                             Executive Officer

                                             March 29, 1996

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

National Mining Company, a private Saudi company ("National Mining"), which previously had a 50% interest in the joint venture formed to explore and develop the Al Masane area, relinquished its rights to the mining lease and assigned them to the Company. National Mining has orally advised the Company that it has relinquished its rights in all other areas in Saudi Arabia and assigned them to the Company. The Company holds exploration licenses for the Wadi Qatan and Jebel Harr areas in Saudi Arabia. The exploration licenses by their terms have expired. The Company has been orally advised by Saudi Arabian government officials that the licenses will be extended as long as mineral exploration is being conducted on the areas which they cover, although there can be no assurance that the Company's license rights will be honored. The Company is planning to apply for formal extensions of these licenses in 1996.

In May 1993, the Company had discussions with Chevron Chemical Company regarding the Company's proposal to purchase 5,000 barrels per day of mixed pentanes from an Aromax(R) petrochemical project to be built in Jubail, Saudi Arabia by Chevron Chemical in a joint venture with Saudi Venture Capital Group (SVCS). The Company and some Saudi joint venture partners, all of whom are directors and/or stockholders of the Company, contemplate building a processing plant located next to the Aromax(R) plant in Saudi Arabia. Chevron Chemical advised the Company by letter in July 1993 that Chevron Chemical and SVCS have jointly agreed to commit to supply the joint venture's proposed pentane project with up to 5,000 barrels per day of mixed pentane feedstock. As proposed, the Company would have a 25% interest in the joint venture. Engineering and marketing studies of the project have been made by outside consultants which reflect positive results. Planning has begun toward the construction and operation of the Aromax(R) plant and the joint venture's processing plant, but was delayed during 1995 because of the absence of a firm commitment for the feedstock supply to the Aromax(R) plant. The Company will begin applying to the Saudi government for a license for the project when the Aromax(R) project receives final approval from the Saudi government.

In December 1993, the Company commissioned Sherritt Ltd. of Fort Saskatchewan, Canada, to prepare a conceptual engineering design for a proposed zinc refinery based on Sherritt's two-stage pressure leach process, to be built by the Company and Saudi partners at the Red Sea port of Yanbu, Saudi Arabia. The refinery would have the capacity to produce 100,000 tonnes of slab zinc per year, with elemental sulfur as a by-product. Sherritt Ltd. completed the study in May 1994 which contains a proposed flow sheet that has been commercialized and designed for a state of the art zinc refinery. Sherritt's zinc pressure leach technology provides significant advantages over other existing zinc production processes, including having the reputation as the most favored technology for environmental considerations. In the study Sherritt concludes, after considering all of the presently identifiable elements, that these elements offer a strong potential for the project and enhance the concept. Sherritt encouraged the Company to carry out further studies toward the implementation of the project.

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

The Company owns all of the capital stock of a coal company which does not own or hold any mineral interests and is presently inactive. The coal company has tax loss carry-forwards of approximately $5.9 million and has been negotiating with several companies toward the possible use of this amount, although there can be no assurance that any agreement relating thereto will be reached.

The Company beneficially owns approximately 55% and directly owns approximately 46% of the outstanding capital stock of a company which leases mineral properties containing 132 inactive mining claims totalling approximately 3,700 acres in southeastern Nevada. There are prospects and mines on these claims which formerly produced silver, gold, lead, zinc and copper,

The Company leases office space in Jeddah, Saudi Arabia and in Dallas, Texas. It also has a base camp with a capacity to accommodate 60 people in its Al Masane mining lease area. The Company owns heavy mining equipment at the lease area, which will be used for future mining operations. The Company also has an exploration and drilling camp in the Wadi Qatan area in Saudi Arabia.

MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS.

The Company's Common Stock traded on The NASDAQ Stock Market under the symbol:
ARSD. The following table sets forth the high and low closing sale prices for each quarter of 1995 and 1994, respectively, as reported by NASDAQ.

                                                  1995                        1994
                                        ------------------------    ------------------------
                                        1st    2nd    3rd    4th    1st    2nd    3rd    4th
                                        ---    ---    ---    ---    ---    ---    ---    ---
        High                            2 3/8  2 3/8  1 7/8  1 1/4  2 3/4  2 3/8  2 1/2  2 1/2
        Low                             1 3/4  1 5/8    5/8    5/8  2      1 3/4  1 1/4  1 1/2

At March 18, 1996, there were 919 record holders of the Company's Common Stock. The Company has not paid a dividend since its inception.

SELECTED FINANCIAL DATA.

The following is a five-year summary of selected financial data of the Company (in thousands, except per share amounts):

                                            1995         1994         1993         1992         1991
                                          --------     --------     --------     --------     --------
Revenues................................  $ 18,359     $ 17,765     $ 15,267     $ 13,468     $ 18,707
Net Income (Loss).......................  $   (369)    $  2,852     $ (1,338)    $ (2,196)    $    452
Net Income (Loss) Per Share.............  $   (.02)    $    .14     $   (.08)    $   (.14)    $    .03
Total Assets (At December 31)...........  $ 40,805     $ 41,057     $ 41,090     $ 38,729     $ 27,603
Total Long-Term Obligations
  (At December 31)......................  $  1,676     $  1,148     $    908     $    889     $  1,841

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

During 1995, the Company took certain actions designed to generate additional equity capital and improve its financial condition, including: (1) the negotiation by South Hampton Refining Company, an indirect wholly-owned subsidiary of the Company ("South Hampton"), of an extension until April 30, 1996 of the maturity of the Amended and Restated Credit Agreement with Den norske Bank AS, (2) borrowed $721,000 in the aggregate from four individuals, including a stockholder of the Company who is the Vice Chairman of National Mining, a stockholder of the Company, the President and Chief Executive Officer of the Company and a relative of such officer, pursuant to loans payable on demand two years after their issuance bearing interest at LIBOR plus 2%, such lenders having the option for a period of five years from the date of the loan to convert the principal amount of their loan and all accrued interest into shares of the Company's Common Stock at the rate of $1.00 per share, (3) received $50,000 payment on a stockholder receivable from a 1993 sale of shares of its Common Stock to a private Saudi company controlled by a director and (4) granted the President and Chief Executive Officer of the Company an option to convert at any time $400,000 of deferred compensation for services rendered to the Company into shares of the Company's Common Stock at the rate of $1.00 per share.

The exploration licenses held by the Company for the Wadi Qatan and Jebel Harr areas in Saudi Arabia, by their terms, have expired, although officials of the Saudi government have provided verbal assurance to the Company that the licenses will be extended as long as exploratory work is being carried out on the areas which they cover. None of the related projects at Al Masane or the other interests in Saudi Arabia were being developed at December 31, 1995 and significant additional expenditures will be necessary before commercial operations are commenced. A substantial portion of the Company's total assets is comprised of the mineral acquisition, exploration and development costs in Saudi Arabia. The ultimate recoverability of these deferred costs cannot be determined at the present time. The Company holds the mining lease for the Al Masane area exclusively.

The 1994 feasibility study shows the estimated total capital cost to bring the Al Masane project into production to be $81.3 million. The Company does not have sufficient funds to bring the project into production. Until the profitability of the project is established, the Company plans to form a joint venture with a Saudi limited liability company owned by Saudi Arabian investors to initially own and operate the project when approval is received for a loan from the Saudi Industrial Development Fund which was applied for on September 30, 1995. As contemplated, the mining lease would be transferred so that the Company and the Saudi limited liability company would each own a 50% interest therein. Pursuant to the mining lease agreement, when the profitability of the project is established, the Company is obligated to form a Saudi public stock company with the Petroleum and Mineral Organization ("Petromin"), the official mining and petroleum company of the Saudi Arabian government. The Company will own 50% of the shares of the Saudi public stock company and Petromin no more than 25% of the shares. The remaining shares will be offered for sale in Saudi Arabia pursuant to a public subscription. In consideration for its receiving shares in the Saudi public stock company, the Company will transfer title to the mining lease to the Saudi public stock company, including responsibility for the repayment of the $11 million loan from the Saudi Arabian government and the other obligations specified in the mining lease. In December 1994, the Company received instructions from the office of the Minister of Petroleum and Mineral Resources stating that it is possible for the Company to form the Saudi public stock company without Petromin but that the sale of stock to the Saudi public could occur only after two years of profits from commercial operations of the mine. The instructions added that Petromin will still have the right to purchase shares in the Saudi public stock company any time it desires.

Pursuant to these instructions, in March 1995 the Company retained Carlyle SEAG ("Carlyle") as the Company's financial advisor in connection with the Al Masane mining project. In February 1996, the agreement with Carlyle was terminated by mutual consent. An agreement with a Saudi Arabian financial advisor is currently being negotiated.

While the Company agreed in the mining lease not to request a loan which would fund 50% of the capital cost of the project from the Saudi Public Development Fund, on September 30, 1995 the Company applied for a similar loan from the Saudi Industrial Development Fund. The Saudi Industrial Development Fund makes interest-free loans to industrial projects in Saudi Arabia and charges a 2.5% service fee. The Company believes that it may also be able to finance the remaining cost of the project through arrangements with suppliers and equipment manufacturers, custom smelters and additional debt or equity financing secured by the Company, however, there can be no assurances to that effect.

On December 31, 1995, the outstanding principal amount and accrued interest under the Amended and Restated Credit Agreement with Den norske Bank AS was $2,222,911. The entire balance under the Amended and Restated Credit Agreement facility, including amounts drawn under the letter of credit facility, was due on December 31, 1995. The amounts due to Den norske Bank AS were not paid in full on the December 31, 1995 maturity date. The maturity date has been extended to April 30, 1996. In connection with the latest extension of the Den norske Bank AS loan, South Hampton agreed to make a principal payment of $100,000 during the four month extension period. Except for the foregoing, the terms and conditions of the loan remain the same. The extension is designed to permit Den norske Bank AS and South Hampton to negotiate a restructuring of the loan into a two-year revolving credit loan, which has been agreed to in principle by the parties, but no formal agreement has been reached.

The Amended and Restated Credit Agreement is secured by all of the assets of South Hampton and all of the issued and outstanding shares of Texas Oil and Chemical Co.II, Inc. ("TOCCO"), South Hampton and Gulf State Pipe Line Company, Inc. ("Gulf State"), all of which are indirect wholly-owned subsidiaries of the Company. In addition to requiring that a substantial part of South Hampton's cash flow be applied to reduce the amount outstanding, the Amended and Restated Credit Agreement prohibits the payment of dividends by South Hampton. South Hampton is also required to collect all receivables through a cash collateral account at a local bank. Only the amount of funds required to operate South Hampton's business may be used and weekly reports of cash receipts and disbursements in the cash collateral account must be provided to Den norske Bank AS. If South Hampton defaults on the credit agreement, Den norske Bank AS has the right to freeze the funds in the cash collateral account. South Hampton met all of the loan covenants throughout 1995, except that in July 1995 South Hampton remitted $30,000 to the Company in partial repayment of the intercompany note, causing the loan to be in default. At December 31, 1995, the Company had not repaid this advance. Den norske Bank AS has agreed to receiving payment of the $30,000 by April 30, 1996 in addition to the $100,000 in principal due by April 30, 1996. The Refining Company agreed to subordinate all intercompany notes to the Amended and Restated Credit Agreement. The letter of credit facility was guaranteed by a stockholder of the Company. When this guarantee was not renewed, Den norske Bank AS drew down on the $1,500,000 letter of credit provided by the stockholder as its guarantee. As a consequence, South Hampton is now indebted to the stockholder for such amount.

The outstanding loan balance did not exceed the amount available under the borrowing base ratio as defined in the Amended and Restated Credit Agreement. South Hampton expects that the loan balance will no longer be in excess of the borrowing base ratio due to the reduced balance of the debt. South Hampton does not have adequate resources to pay the full amount outstanding under the Amended and Restated Credit Agreement at maturity on April 30, 1996, however, Den norske Bank AS and South Hampton have agreed in principle to restructure the loan into a two-year revolving credit facility and it is anticipated that the documentation of the restructured loan will be completed by April 30, 1996.

The advances totalling $1,363,000 made by the Company through the Refining Company to South Hampton for various refinery upgrading and expansion projects are evidenced by a promissory note bearing interest at a varying rate equal to the interest rate under the Amended and Restated Credit Agreement with Den norske Bank AS for as long as any indebtedness remains outstanding thereunder and thereafter at the rate of 2% above the prime commercial rate of NationsBank of Texas, National Association, as announced from time to time. The promissory note is secured by a lien on all the physical assets of South Hampton and Gulf State which is subordinate to the lien of Den norske Bank AS under the Amended and Restated Credit Agreement. The note is payable in monthly installments in an amount equal to the monthly cash flow of South Hampton in excess of $125,000, not to exceed $25,000 per month, and was due in full on July 28, 1994. An extension of the note is expected to be made in 1996. Repayments of these advances is prohibited under the Amended and Restated Credit Agreement.

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

The Clean Air Act Amendments of 1990 have had a positive effect on South Hampton's business as plastics manufacturers are searching for ways to use more environmentally acceptable solvents in their processes. Plastics manufacturers have historically used C6 hydrocarbons (hexanes) as coolants and catalyst carrying agents. There is a current trend among plastics manufacturers toward the use of lighter and more recoverable C5 hydrocarbons (pentanes) which are a large part of South Hampton's product line. Management believes that South Hampton's ability to manufacture high quality solvents in the C5 hydrocarbon market will provide the basis for growth over the next few years; however, there can be no assurance that such growth will occur. While South Hampton continues to manufacture C6 solvents, its manufacturing of these solvents is being phased out. The Aromax(R) unit, which was jointly developed by South Hampton and Chevron Research, has the ability to convert C6 hydrocarbons into benzene and other more valuable aromatic compounds, which was part of the reason South Hampton participated in the Aromax(R) development project initially.

The Company's financial statements have been prepared assuming that the Company will continue as a going concern. The Company's current primary source of cash flow attributable to its indirect whollyowned subsidiary, South Hampton, is fully dedicated to the repayment of debt and the funding of refinery operations. The Company is not presently generating any cash flow from any of its other activities. Management plans to fund future operations primarily through sales of its Common Stock and loans, but there is no assurance that sufficient funds can be obtained. In the event that the Company is unable to complete these sales of its Common Stock, obtain additional financing or reach a final agreement on the repayment of the $11,000,000 loan from the Saudi Arabian government, there is substantial doubt about the Company's ability to continue as a going concern. The Company's financial statements do not include any adjustments that might result from the outcome of these uncertainties.

The Company is dependent on the services of its president. In the event his services discontinue, the ability of the Company to continue its activities in Saudi Arabia is uncertain.

In 1995, the Financial Accounting Standards Board issued Statement No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and Statement No.123, "Accounting for Stock-Based Compensation." Both statements must be adopted in 1996.

Statement No.121 requires the review for impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets whenever circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss will be recognized if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset. The amount of the impairment loss will be measured as the difference between the carrying amount of the asset and its estimated fair value. The Company has determined that the adoption of Statement No.121 in 1996 will result in an impairment loss of $2,431,248 on the other interests in Saudi Arabia. This impairment loss to conform to Statement No.121 does not represent the abandonment of this exploration effort. The Company is in the process of applying for an exploration license from the Saudi Arabian government covering its other interests in Saudi Arabia and fully intends to develop these interests in the future.

Statement No.123 establishes accounting and reporting standards for various stock-based compensation plans. Statement No.123 encourages the adoption of a fair value-based method of accounting for employee stock options, but permits continued application of the accounting method prescribed by Accounting Principles Board Opinion No. 25 (Opinion 25), "Accounting for Stock Issued to Employees." Entities that continue to apply the provisions of Opinion 25 must make pro forma disclosures of net income and earnings per share as if the fair value-based method of accounting had been applied. The Company will adopt Statement No.123 in 1996 and currently expects to continue to account for its employee stock options in accordance with the provisions of Opinion 25.

RESULTS OF OPERATIONS
  COMPARISON OF THE YEARS 1995 TO 1994

During the fiscal year ended December 31, 1995, the Company had a net loss of $369,232 compared to net income of $2,852,306 for the fiscal year ended December 31, 1994.

The gross refined product sales in 1995 of $17,741,862 was an increase of $177,636 from 1994 while the cost of sales in 1995 of $15,575,054 was an increase of $1,824,304 from 1994, resulting in a net margin decrease in 1995 of $1,646,668. After processing fee income, general and administrative expenses and depreciation and amortization, the operating loss of the Company in 1995 of $266,236 was $2,571,862 less than the operating income in 1994 of $2,305,626. The net income for the refining operations in 1995 of $132,447 was $3,067,980 less than the net income in 1994 of $3,271,625. Two refining company items contributed to the higher income in 1994: (i) operating income included $975,000 relating to the reversal of a charge in 1992 for potential expenses relating to litigation that was settled in 1994; and (ii) an extraordinary income item of $578,150 attributable to the settlement of an indebtedness owed to a vendor.

The Refining Company's net profit in 1995 reflected the steady demand which the plastics industry experienced toward the end of 1994 and throughout 1995. Most of 1994 could be characterized as a period of rising prices, pent-up demand and high operating utilization rates with strong gross margins on feedstock costs. In comparison, the Refining Company's 1995 results reflect a 3% decrease in sales volume, from 21,430,000 gallons in 1994 to 20,798,000 gallons in 1995, and a 43% reduction in gross margins. The Refining Company's sales continued to be solid with the majority of its products continuing to be placed into the higher-priced specialty markets. Several new customers were added during 1995 and product sales attained a reasonable level of performance. The ability of the Refining Company to produce the highest quality products available in its field has enabled it to remain competitive even during the periods of low demand or high feedstock prices.

The primary feedstock of the Company, natural gasoline, is the heavier liquid produced by natural gas processing plants and by LPG fractionators. Feedstock prices in 1995 were approximately 23% higher than in 1994 resulting in reduced gross margins. The chemical industry, primarily the ethylene crackers, continued to be a big user of natural gasoline in 1995 which contributed to the higher feedstock prices. Feedstock prices are expected to sustain 1995 levels throughout most of 1996.

The Refining Company has experienced a healthy growth in its toll processing business over the last three years and expects the opportunities to continue to develop, although there can be no assurances to that effect. Toll processing fees were $163,977, $200,757 and $616,796 in 1993, 1994 and 1995, respectively.
The increase in the toll processing business is indicative of the direction of the refining and petrochemical industries in the U.S. Many larger companies are "rightsizing", and outsourcing smaller jobs and processes which might have been formerly managed in their own facilities. South Hampton has been in the toll processing business for over 30 years and has a good reputation in the industry for this type of work. Management intends to expand the Refining Company's involvement in this area as opportunities arise.

General and administrative expenses increased by $336,213 to $2,372,683 in 1995 from $2,036,470 in 1994. This increase was mostly attributable to higher payroll, franchise tax, insurance and regulatory expenses at the refinery and stock option expense incurred in 1995 by the Company. The expenses of regulatory compliance and reporting continued to increase. Interest expense, which was practically all attributable to the debt of the refinery, increased slightly by $22,182 from $347,364 in 1994 to $369,546 in 1995. This increase was primarily due to higher interest rates in 1995.

The equity losses of an affiliate in 1995 of $24,112 represented a decrease of $120,348 from 1994 and was applicable to the cost of maintaining the Nevada mining properties of Pioche-Ely Valley Mines, Inc. ("Pioche-Ely Valley"). The 1994 loss was higher than usual due to an increased loss experienced by Pioche-Ely Valley on the write-off of several unpatented claims that were considered to have no future value. There was no activity in 1995 and 1994 on the Pioche-Ely Valley properties primarily due to the lack of financing for claims to be explored and developed. Interest income in 1995 and 1994 was from the investment of excess cash in time deposits in Saudi Arabia and a short-term investment by South Hampton. In 1995 and 1994, there was no operating activity on any of the Saudi Arabia mining properties. Assuming financing can be obtained, the results of the 1994 feasibility study contemplate that construction of an ore treatment plant and all infrastructure for a mining facility at Al Masane is estimated to take 18 months to complete. The 1994 feasibility study estimated the cost of the mining facility to be $81.3 million.

Miscellaneous income represents various items of other income which individually are not significant enough to warrant being separately disclosed. Miscellaneous income in 1994 included $172,737 relating to the write-off of a contingent liability established in 1992 to provide for possible future expenses relating to certain indebtedness of the coal company which were completely paid in 1994. Other items included in miscellaneous income are tank rentals, building rentals, cancellation of debt income, commission income and occasionally small asset sale proceeds. In 1995 and 1994, the refinery received $101,640 each year from the leasing of an office building. Tank rentals decreased from $97,000 in 1994 to $78,000 in 1995 due to a change in lessees and a decrease in the rental rate.

Primarily as a result of the Company's write-off of its total investment in the coal leases, the Company had net operating loss carry-forwards of approximately $33.2 million at December 31, 1995, of which approximately $5.9 million is limited to any future net income of the coal company and approximately $1.7 million of this amount is limited to any future net income of TOCCO. These carry-forwards expire during the years 1996 through 2009. The Company has been negotiating with several companies toward the possible use of the coal company's carry-over amount, although there can be no assurances that any agreement relating thereto will be reached.

At December 31, 1995, a total of approximately $1,373,296 in accrued salaries and termination benefits was due to Company employees in Saudi Arabia, which includes approximately $651,737 due to Hatem El-Khalidi, the Company's President and Chief Executive Officer. Accrued salaries and termination benefits to Company employees in Saudi Arabia and to Mr. El-Khalidi at December 31, 1994 were approximately $654,000 and $586,000, respectively. These unpaid amounts have been deferred until the Company's working capital position improves.

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

The weak economy in 1992 and early 1993 contributed to a lack of toll processing opportunities. 1994 toll processing revenues were $200,757, an increase of $36,780, or 22%, over 1993 toll processing revenues. Many in the industry have turned their focus toward complying with federal and state regulations and are not actively searching for new opportunities which would require toll processing services. This is typical of the industry during difficult times and will improve as the economy improves, although there can be no assurance to that effect. The Refining Company has experienced an increase in the number of inquiries relating to toll processing opportunities.

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

General and administrative expenses decreased by $172,122 to $2,036,470 in 1994 from $2,208,592 in 1993. 1993 expenses included the recording of $478,500 for the value of stock options granted. Without this 1993 expense, the general and administrative expenses in 1994 would have reflected an increase of $306,378. This increase was incurred primarily at the refinery and was mostly attributable to higher payroll, insurance and regulatory expenses. The expenses of regulatory compliance and reporting continue to increase. Interest expense, which is practically all attributable to the debt of the refinery, decreased by $228,974 from $576,338 in 1993 to $347,364 in 1994. This decrease in interest expense was attributable to the reversal of an adjustment made in 1993 for accrued interest of $155,525 on a note which was settled in 1994. Under the terms of the settlement, all accrued interest was forgiven. In 1994, there was a reduced amount of debt. The income tax expense of $39,973 reflects the federal income tax provision on the Company's net income after the utilization of net operating loss carry-forwards of $482,965.

The equity in losses of an affiliate in 1994 of $144,460 was applicable to the cost of maintaining the Nevada mining properties of Pioche-Ely Valley. The 1994 loss was higher than usual due to an increased loss experienced by Pioche-Ely Valley on the write-off of several unpatented claims that were considered to have no future value. There was no activity in 1994 and 1993 on the Pioche-Ely Valley properties primarily due to the lack of financing for claims to be explored and developed. Interest income in 1994 and 1993 was from the investment of excess cash in Saudi Arabia and time deposits of the refinery operations. In 1994 and 1993 there was no operating activity in any of the Saudi Arabia mining properties. Assuming financing can be obtained, the results of the updated feasibility study contemplate that construction of an ore treatment plant and all infrastructure for a mining facility will commence in 1995 and be completed in 1996. The 1994 feasibility study estimated the cost of the mining facility to be $81.3 million.

With one exception, other income represents various items of miscellaneous income which individually are not significant enough to warrant being separately disclosed. Other income in 1994 includes $172,737 relating to the write-off of a contingent liability established in 1992 to provide for possible future expenses relating to certain indebtedness of the coal company which were completely paid in 1994. Other items included in other income are tank rentals, building rentals, cancellation of debt income, commission income and occasional small asset sale proceeds. In 1994, the refinery received $101,640 from leasing an office building, a $12,862 increase from 1993. Tank rentals increased from $4,600 in 1993 to $97,000 in 1994 since a new lease began in March 1994.

Primarily as a result of the Company's write-off of its total investment in the coal leases, the Company had net operating loss carry-forwards of approximately $27.3 million at December 31, 1994, of which approximately $5.9 million is limited to the net income of the coal company and approximately $1.1 million of this amount is limited to the net income of TOCCO. These carry-forwards expire during the years 1995 through 2008. The Company is currently negotiating with a company toward the possible use of the coal company's amount, although there can be no assurances that any agreement relating thereto will be reached.

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

                       REPORT OF INDEPENDENT ACCOUNTANTS

To The Stockholders and Board of Directors of Arabian Shield Development Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Arabian Shield Development Company and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

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

As described in Notes 5 and 7 to the financial statements, a substantial portion of the Company's total assets is comprised of mineral acquisition, exploration and development costs relating to its interests in Saudi Arabia which have been deferred at December 31, 1995. None of the related projects have been developed for commercial operation as of December 31, 1995, and significant expenditures, for which the Company must obtain financing, will be necessary before commercial operations, if any, are commenced.

As described in Note 10 to the financial statements, the Company is in default on repayment of an $11 million loan from the Saudi Arabian government which was made to the Al Masane Project. The Company is attempting to reschedule payment of the loan.

As described in Notes 5 and 10 to the financial statements, the Company's refining subsidiary, South Hampton Refining Company ("South Hampton"), has short-term notes payable and current portions of long-term obligations totaling $3.8 million. South Hampton does not have the ability to fully repay these current obligations from internally generated funds. Arabian Shield Development Company has not guaranteed the debt obligations of South Hampton. The Company's financial statements do not include any adjustments that might be necessary should South Hampton be unable to satisfy its current obligations in an orderly manner.

PRICE WATERHOUSE LLP

Dallas, Texas
March 25, 1996

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
- --------------------------------------------------------------------------------

                                                                       December 31,
                                                               -----------------------------
                                                                   1995             1994
                                                               ------------     ------------
ASSETS
Current assets:
  Cash and cash equivalents in United States.................  $    302,039     $  1,078,349
  Short-term investment......................................       294,610          247,770
  Accounts receivable (net of allowance for doubtful accounts
     of $145,709 in 1995 and $129,617 in 1994)...............     1,791,821        1,402,982
  Inventories................................................       430,732          471,074
                                                               ------------     ------------
Total current assets.........................................     2,819,202        3,200,175
Cash in Saudi Arabia.........................................       396,809          430,976
Refinery plant, pipeline and equipment at cost...............     5,563,776        5,440,208
Less accumulated depreciation................................    (2,557,454)      (2,187,256)
                                                               ------------     ------------
Refinery plant, pipeline and equipment, net..................     3,006,322        3,252,952
Al Masane Project............................................    30,897,883       30,112,132
Other interests in Saudi Arabia..............................     2,431,248        2,431,248
Investment in and advances to Pioche-Ely Valley Mines,
  Inc........................................................       239,032          247,052
Goodwill.....................................................       397,902          678,206
Other assets (net of allowance for doubtful accounts of
  $114,537 in 1995 and 1994).................................       617,019          704,035
                                                               ------------     ------------
Total assets.................................................  $ 40,805,417     $ 41,056,776
                                                               ============     ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...........................................  $    674,641     $    944,007
  Accrued liabilities........................................       617,995          616,459
  Accrued liabilities in Saudi Arabia........................     1,011,980          785,743
  Notes payable..............................................    15,086,191       15,945,393
  Current portion of long-term debt..........................        78,090           67,968
  Current portion of long-term obligations...................        20,285           18,805
                                                               ------------     ------------
Total current liabilities....................................    17,489,182       18,378,375
Long-term debt...............................................       708,534          195,386
Long-term obligations........................................       185,875          206,013
Accrued liabilities in Saudi Arabia..........................       636,047          585,918
Deferred revenue.............................................       145,189          160,693
Commitments and contingencies
Stockholders' equity:
  Common stock, authorized 40,000,000 shares of $.10 par
     value; issued and outstanding, 20,206,494 shares in 1995
     and 20,028,494 shares in 1994...........................     2,020,649        2,002,849
  Additional paid-in capital.................................    33,210,750       32,899,119
  Receivables from stockholders..............................      (126,000)        (276,000)
  Accumulated deficit........................................   (13,464,809)     (13,095,577)
                                                               ------------     ------------
                                                                 21,640,590       21,530,391
                                                               ------------     ------------
Total liabilities and stockholders' equity...................  $ 40,805,417     $ 41,056,776
                                                               ============     ============

                See notes to consolidated financial statements.

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THREE YEARS ENDED DECEMBER 31, 1995
- --------------------------------------------------------------------------------

                                                               1995            1994            1993
                                                            -----------     -----------     -----------
Revenues:
  Refined product sales.................................... $17,741,862     $17,564,226     $15,103,422
  Processing fees..........................................     616,796         200,757         163,977
                                                            -----------     -----------     -----------
     Total.................................................  18,358,658      17,764,983      15,267,399
Operating costs and expenses:
  Cost of refined product sales and processing.............  15,575,054      13,750,750      13,314,427
  General and administrative...............................   2,372,683       2,036,470       2,208,592
  Depreciation and amortization............................     677,157         647,137         678,947
  Litigation...............................................          --        (975,000)             --
                                                            -----------     -----------     -----------
     Total.................................................  18,624,894      15,459,357      16,201,966
                                                            -----------     -----------     -----------
Operating income (loss)....................................    (266,236)      2,305,626        (934,567)
Other income (expenses):
  Interest income..........................................      33,395          56,491          46,433
  Interest expense.........................................    (369,546)       (347,364)       (576,338)
  Equity in losses of affiliate............................     (24,112)       (144,460)        (59,812)
  Miscellaneous income.....................................     257,267         443,836         185,963
                                                            -----------     -----------     -----------
Income (loss) before income taxes and
  extraordinary item.......................................    (369,232)      2,314,129      (1,338,321)
Income tax expense.........................................          --         (39,973)             --
                                                            -----------     -----------     -----------
Income (loss) before extraordinary item....................    (369,232)      2,274,156      (1,338,321)
Extraordinary item.........................................          --         578,150              --
                                                            -----------     -----------     -----------
Net income (loss).......................................... $  (369,232)    $ 2,852,306     $(1,338,321)
                                                            ===========     ===========     ===========
Per common share:
  Income (loss) before extraordinary item.................. $      (.02)    $       .11     $      (.08)
  Extraordinary item.......................................          --             .03              --
                                                            -----------     -----------     -----------
  Net income (loss)........................................ $      (.02)    $       .14     $      (.08)
                                                            ===========     ===========     ===========
Weighted average number of common shares outstanding.......  20,030,434      20,027,881      17,532,335
                                                            ===========     ===========     ===========

                See notes to consolidated financial statements.

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
- --------------------------------------------------------------------------------

                                                 Common Stock           Additional    Receivables
                                           -------------------------     Paid-in          From        Accumulated
                                             Shares        Amount        Capital      Stockholders      Deficit         Total
                                           -----------   -----------   ------------   ------------   -------------   ------------
December 31, 1992........................   16,183,244   $ 1,618,324   $ 28,959,894    $ (126,000)   $ (14,609,562)  $ 15,842,656
  Common stock and common stock
    subscriptions........................    3,831,250       383,125      3,448,125      (200,000)                      3,631,250
  Stock options issued...................                                   478,500                                       478,500
  Net loss...............................                                                               (1,338,321)    (1,338,321)
                                            ----------    ----------    -----------     ---------     ------------    -----------
December 31, 1993........................   20,014,494     2,001,449     32,886,519      (326,000)     (15,947,883)    18,614,085
  Common stock and common stock
    subscriptions........................       14,000         1,400         12,600                                        14,000
  Payment on stockholder receivables.....                                                  50,000                          50,000
  Net income.............................                                                                2,852,306      2,852,306
                                            ----------    ----------    -----------     ---------     ------------    -----------
December 31, 1994........................   20,028,494     2,002,849     32,899,119      (276,000)     (13,095,577)    21,530,391
  Common stock and common stock
    subscriptions........................      278,000        27,800        250,200                                       278,000
  Payment on stockholder receivables.....                                                  50,000                          50,000
  Write-off of stockholder receivables...     (100,000)      (10,000)       (90,000)      100,000                              --
  Stock options issued...................                                   151,431                                       151,431
  Net loss...............................                                                                 (369,232)      (369,232)
                                            ----------    ----------    -----------     ---------     ------------    -----------
December 31, 1995........................   20,206,494   $ 2,020,649   $ 33,210,750    $ (126,000)   $ (13,464,809)  $ 21,640,590
                                            ==========    ==========    ===========     =========     ============    ===========

                See notes to consolidated financial statements.

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE YEARS ENDED DECEMBER 31, 1995
- --------------------------------------------------------------------------------

                                                                  1995            1994            1993
                                                               -----------    ------------    ------------
Operating activities:
  Net income (loss)..........................................  $  (369,232)   $  2,852,306    $ (1,338,321)
  Adjustments for non-cash transactions:
     Depreciation and amortization...........................      677,157         647,137         678,947
     Equity in losses of affiliate...........................       24,112         144,460          59,812
     Stock options issued....................................      151,431              --         478,500
     Extraordinary item......................................           --        (578,150)             --
  Effects of changes in:
     Decrease (increase) in accounts receivable..............     (388,839)        101,134        (430,924)
     Decrease (increase) in inventories......................       40,342         175,965        (124,395)
     Decrease in other assets................................       87,016          30,052         222,466
     (Decrease) increase in accounts payable and accrued
       liabilities...........................................     (267,830)       (821,334)         46,659
     Decrease in deferred revenue............................      (15,504)        (15,504)        (15,504)
  Other......................................................      (12,190)        (82,078)         (4,282)
                                                               -----------     -----------     -----------
Net cash provided by (used for) operating activities.........      (73,537)      2,453,988        (427,042)
                                                               -----------     -----------     -----------
Investing activities:
  Purchase of short-term investment..........................     (291,915)       (243,770)             --
  Proceeds from sale of short-term investment................      255,787              --              --
  Additions to Al Masane Project.............................     (785,751)       (743,709)       (965,162)
  Additions to other interests in Saudi Arabia...............           --              --         (41,144)
  Additions to refinery plant, pipeline and equipment........     (153,235)       (279,122)         (2,818)
  (Increase) decrease in cash in Saudi Arabia................       34,167       1,257,042      (1,674,078)
  Increase (decrease) in accrued liabilities in Saudi
     Arabia..................................................      276,366        (105,276)        104,947
                                                               -----------     -----------     -----------
Net cash used for investing activities.......................     (664,581)       (114,835)     (2,578,255)
                                                               -----------     -----------     -----------
Financing activities:
  Common stock issued for cash...............................           --              --       3,131,250
  Decrease in receivables from stockholders..................       50,000          50,000              --
  Additions to notes payable and long-term obligations.......      721,000              --          70,748
  Reduction of notes payable and long-term obligations.......     (809,192)     (1,429,632)       (174,342)
                                                               -----------     -----------     -----------
Net cash provided by (used for) financing activities.........      (38,192)     (1,379,632)      3,027,656
                                                               -----------     -----------     -----------
Net increase (decrease) in cash..............................     (776,310)        959,521          22,359
Cash and cash equivalents at beginning of year...............    1,078,349         118,828          96,469
                                                               -----------     -----------     -----------
Cash and cash equivalents at end of year.....................  $   302,039    $  1,078,349    $    118,828
                                                               ===========     ===========     ===========

                See notes to consolidated financial statements.

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

1. BUSINESS AND OPERATIONS OF THE COMPANY

Since its organization on May 4, 1967, the principal interest of Arabian Shield Development Company (the "Company" or "ASDC") has been the exploration and development of mineral deposits in Saudi Arabia (Note 7). In February 1986, the Company purchased all of the issued and outstanding capital stock of Dorchester Coal Company, which was subsequently renamed American Shield Coal Company ("ASCC") and is currently dormant. The Company, through its wholly-owned subsidiary American Shield Refining Company ("ASRC"), owns all of the outstanding common stock of Texas Oil and Chemical Company II, Inc. ("TOCCO"), and its subsidiaries, South Hampton Refining Company ("South Hampton") and Gulf State Pipe Line Company, Inc. ("Gulf State"). The principal assets of TOCCO and its subsidiaries are a special products refinery located outside of Beaumont, Texas, which currently processes light naphtha feedstock, and 45 miles of natural gas and product pipelines which connect the refinery to supplies and a marine terminal on the Gulf of Mexico (Note 8). The Company also has an equity interest in Pioche-Ely Valley Mines, Inc. ("Pioche") which owns mineral deposits in Nevada (Note 9).

2. GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company's sources of cash flow in 1995 were the operations of South Hampton and the proceeds from loans from Saudi Arabian investors (Note 10). The Company is not currently generating cash flow from any other activities. As the cash flow attributable to South Hampton is fully dedicated to repayment of debt and funding of refinery operations (described in Notes 5 and 10), the cash flow attributable to South Hampton currently is not adequate to support the Company's operations. As described in
Note 10, the Company is liable to the Saudi Arabian government for an $11,000,000 loan. The Company does not currently have the financial resources to pay this obligation.

The Company is dependent on the services of its president. In the event his services discontinue, the ability of the Company to continue its activities in Saudi Arabia is uncertain.

Management plans to fund future operations initially through sales of its common stock and borrowings (Note 12). It is expected that the operations and obligations of the Company will be eventually funded from operations of the Al Masane mine. In the event that the Company is unable to complete sales of its common stock, obtain suitable financing, and reach an agreement on the repayment of the loan to the Saudi Arabian government, there is substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of these uncertainties.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION -- All majority-owned subsidiaries are consolidated and all material intercompany accounts and transactions are eliminated. Investments in 20% to 50% owned subsidiaries and investments in subsidiaries for which greater than 50% ownership is deemed temporary are accounted for on the equity method.

CASH AND CASH EQUIVALENTS -- The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

SHORT-TERM INVESTMENT -- At December 31, 1995 and 1994, the Company held a United States treasury bill with an original maturity of less than one year. The Company intends to hold this investment to maturity.

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

INVENTORIES -- Refined products and feedstock are carried at the lower of cost, determined on the last-in, first-out method (LIFO), or market.

MINERAL EXPLORATION AND DEVELOPMENT COSTS -- All costs related to the acquisition, exploration, and development of mineral deposits are capitalized until such time as (1) the Company commences commercial exploitation of the related mineral deposits at which time the costs will be amortized, (2) the related project is abandoned and the capitalized costs are charged to operations, or (3) when any or all deferred costs are permanently impaired. At December 31, 1995, none of the projects described in Notes 7 and 9 had reached the commercial exploitation stage. No indirect overhead or general and administrative costs have been allocated to any of the projects.

REFINERY PLANT, PIPELINE AND EQUIPMENT -- Beginning in 1994, all additions to refinery plant, pipeline, buildings and equipment are being depreciated using the straight-line method over useful lives of five to seven years (5 to 15 years prior to January 1, 1994). Maintenance and repairs are charged to expense. Renewals and betterments are capitalized.

OTHER ASSETS -- Other assets include catalysts used in refinery operations, prepaid expenses and certain refinery assets which are being leased to a third party.

DEFERRED REVENUE -- Deferred revenue represents funds advanced by a supplier and customer for equipment purchases and is being amortized over a 15 year period.

STATEMENT OF CASH FLOWS -- On the statement of cash flows, cash includes cash held in the United States. Significant noncash changes in financial position in 1995 include the write-off of a stockholder receivable to purchase 100,000 shares of common stock at $1.00 per share and the issuance of 278,000 shares of common stock at $1.00 per share for the cancellation of $278,000 of indebtedness (Note 10). Transactions of this type in 1994 include the issuance of 14,000 shares of common stock in exchange for the cancellation of $14,000 of indebtedness and the forgiveness of debt and accrued interest (Note 12). Transactions of this type in 1993 include the issuance of 200,000 shares of common stock in exchange for the cancellation of $142,099 of notes payable and $57,901 of accrued interest, and the issuance of 300,000 shares of common stock in exchange for the cancellation of $300,000 of indebtedness (Notes 10 and 12).

HEDGING PROGRAM -- In July 1994, South Hampton established a hedging program to help decrease the volatility of the price of fuel gas to the refinery. South Hampton purchased several commodity based derivative futures contracts during 1994. Gains and losses related to these contracts are recognized when the contracts expire. The natural gas market suffered severe price declines in the last few months of 1994 and into 1995, which resulted in net recognized losses of $101,000 in 1995 and $117,000 in 1994. These losses are included as a cost of refined product sales and processing in the consolidated statement of operations. Since the fuel prices decreased in 1995 and were expected to soften in the next year or two, the hedging program was discontinued in June 1995.

PER SHARE DATA -- Net income (loss) per share has been computed on the basis of the weighted average number of shares of common stock outstanding during the year.

FOREIGN CURRENCY -- Assets and liabilities denominated in foreign currencies, principally Saudi Riyals, are translated at rates in effect at the time the transaction occurred. There has been no significant change in the exchange rate for Saudi Riyals to the United States dollar during the period covered by these financial statements.

INCOME TAXES -- In the first quarter of 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires the Company to compute deferred income taxes based on the amount of taxes payable in future years, after

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

considering changes in tax rates and other statutory provisions that will be in effect in those years. The provision for income taxes includes taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The adoption had no significant impact on 1993 earnings or cash flow.

GOODWILL -- Goodwill acquired in connection with the acquisition of TOCCO is being amortized over ten years. The amounts reflected in the balance sheet are net of accumulated amortization of $2,385,113 and $2,104,809 at December 31, 1995 and 1994, respectively. The Company periodically reviews goodwill for any permanent impairment in value or life.

MANAGEMENT ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS -- In 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and Statement No. 123, "Accounting for Stock-Based Compensation." Both Statements must be adopted in 1996.

Statement No. 121 requires the review for impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets whenever circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss will be recognized if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset. The amount of the impairment loss will be measured as the difference between the carrying amount of the asset and its estimated fair value. The Company has determined that the adoption of Statement No. 121 in 1996 will result in an impairment loss of $2,431,248 on the other interests in Saudi Arabia. This impairment loss to conform to Statement No. 121 does not represent the abandonment of this exploration effort. The Company is in the process of applying for an exploration license from the Saudi Arabian government covering its other interests in Saudi Arabia and fully intends to develop these interests in the future.

Statement No. 123 establishes accounting and reporting standards for various stock based compensation plans. Statement No. 123 encourages the adoption of a fair value based method of accounting for employee stock options, but permits continued application of the accounting method prescribed by Accounting Principles Board Opinion No. 25 (Opinion 25), "Accounting for Stock Issued to Employees." Entities that continue to apply the provisions of Opinion 25 must make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied. The Company will adopt Statement No. 123 in 1996 and currently expects to continue to account for its employee stock options in accordance with the provisions of Opinion 25.

RECLASSIFICATIONS -- Certain prior year amounts have been reclassified to conform to the current year presentation.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

At December 31, 1995, the Company's financial instruments included cash, cash equivalents, investments, accounts receivable, current obligations, and noncurrent liabilities. The fair values of cash, cash equivalents, investments, accounts receivable, current obligations, and deferred revenue approximated their carrying values at December 31, 1995. The estimated fair value of long-term debt and long-term obligations, based on market data for similar instruments, was $764,726 at December 31, 1995. Accrued

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

liabilities in Saudi Arabia consist primarily of accrued salary and benefits. Payment of these items is contingent on the Company's ability to obtain future financing. As such, a fair value cannot be reasonably estimated.

Financial instruments that are potentially subject to concentrations of credit risk consist of cash equivalents, short-term investments, and trade accounts receivable. The Company places its cash equivalents and short-term investments with high credit quality financial institutions. Trade accounts receivable are with credit worthy customers. The Company believes the risk of incurring losses related to these instruments is remote.

5. CONTINGENCIES

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

A major component of the Company's activities relates to the acquisition, exploration and development of mineral deposits. There can be no assurance that the Company will successfully develop any of the properties described in Notes 7 and 9, and, if developed, whether the mineral acquisition, exploration and development costs incurred will ultimately be recovered. The recovery of such costs is dependent upon a number of future events, some of which are beyond the control of the Company. The ability of the Company to develop any of these properties is dependent upon obtaining additional financing as may be required and, ultimately, its financial success depends on its ability to attain successful operations from one or more of its projects.

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

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

South Hampton is involved as a defendant in other litigation incident to its activities. The outcome of these matters is not expected to have a material impact on the Company's financial position or results of operations.

Prior to 1995, the Company filed a complaint with the U. S. Department of Justice ("DOJ") against Hunt Oil Company of Dallas, Texas ("Hunt"), alleging violations of the Foreign Corrupt Practices Act by Hunt in obtaining its Petroleum Production Sharing Agreement ("PSA") in Yemen in 1981, subsequent to the Company presenting a bid to the Yemen government for the same area. The Company believes that, because the PSA of Hunt is still ongoing, and under its auspices, payments and receipts occur daily, the DOJ still has ample jurisdiction to continue its investigation. A letter from the DOJ on December 19, 1995 stated its interest in receiving additional documentation regarding the Company's allegations. On February 28, 1996, the Company sent more documents to the DOJ which it believes will further support its allegations and is awaiting a response by the DOJ. The Company believes that the Victim Restitution Act provides for restitution to the Company of monies lost as a result of the alleged wrong doing by Hunt, if Hunt is convicted under the Foreign Corrupt Practices Act.

South Hampton has short-term notes payable and current portions of long-term obligations totaling $3.8 million at December 31, 1995, of which $2.2 million relate to bank financing which has historically been renewed in six-month intervals and is not guaranteed by the Company. South Hampton does not currently have the ability to fully repay these current obligations on the due date from the level of internally generated funds. Any cash flow generated by the refinery is fully dedicated to the repayment of debt and funding of refining operations. In order to satisfy these obligations in an orderly manner, management of South Hampton must obtain a renewal of the bank debt (see Note 10) and generate increased cash flows from refinery operations to service debt obligations and fund other working capital needs of the refinery.

Should South Hampton not meet its cash flow requirements during 1996, management believes that it will be able to obtain modifications of the repayment terms of the debt obligations. Although there can be no assurance to that effect. Management believes that additional funds may be obtained from the proceeds of future common stock sales or the sale of all or a partial interest in South Hampton. The Company's financial statements do not include any adjustments that might be necessary should South Hampton be unable to satisfy its obligations in an orderly manner.

ASCC was a responsible party for certain reclamation work on coal properties which it previously leased. ASCC had provided a letter of credit secured by a $36,000 certificate of deposit to the Mined Land Reclamation Division of Colorado in connection with this liability. In March 1994, the Mined Land Reclamation Division exercised its rights under the letter of credit and ASCC paid the $36,000. This concluded ASCC's involvement in the reclamation project.

South Hampton has been spending an increased amount of time and expense on environmental and regulatory functions and compliance. It is South Hampton's policy to accrue for costs associated with regulatory compliance. In mid-1993, while remediating a small spill area, the Texas Natural Resources Conservation Commission ("TNRCC") requested that the refinery drill a well to check the groundwater under the refinery property to ensure that contamination had not taken place. The well disclosed a pool of hydrocarbons on top of the groundwater under the loading rack area. An analysis of the material indicated that the hydrocarbons were produced over ten years ago when the refinery processed crude oil. Consulting engineers were hired to determine the size of the pool. Three recovery wells were utilized and the hydrocarbons are being pumped out and treated in treatment ponds. The TNRCC has been cooperating in the investigation and cleanup. Due to the apparent age of the material, no fine or enforcement action is expected. A site assessment plan to determine the extent of the hydrocarbon pool was completed and approved in November 1995. The costs through 1995 related to the clean up totaled

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

approximately $75,000. At December 31, 1995, $25,000 has been accrued as a current liability for the estimated future costs associated with the clean up.

In August 1994, the TNRCC's Air Permit Section proposed a fine of approximately $46,000 to settle various alleged permit violations identified in their 1991, 1992 and 1993 inspections. South Hampton agreed to the proposed settlement with the stipulation that payments be spread over a twelve month period. The TNRCC did not respond to South Hampton's offer and in December 1995, the TNRCC proposed an increase in the fine to $67,200. South Hampton is vigorously protesting the increased fine as it believes that the settlement had been previously agreed upon. However, no agreement has been reached with the TNRCC. At December 31, 1995, South Hampton has accrued $40,000 as a current liability to cover the potential costs of the contingency which it believes is adequate to cover the possible range of loss.

In addition to the various Environmental Protection Agency and TNRCC air, water and solid waste regulations, South Hampton is also subject to the regulations of the U.S. Department of Transportation, the Occupational, Health and Safety Administration and the Texas General Land Office, among others. In response to various regulations from these and other agencies, South Hampton has developed OPA-90 Emergency Response Plans for the pipeline and the refinery, and is in the process of voluntarily adopting the requirements of the OSHA Process Safety Management rules. Approximately $80,000 was spent in fiscal year 1995 on safety improvements.

The Company has not made all of the surface rental payments due to the government of Saudi Arabia under the terms of the Al Masane Project lease. At December 31, 1995, the past due amount of these rent payments is approximately $191,000. In addition, the Company has not complied with certain statutory reporting requirements in Saudi Arabia. Management of the Company believes that the lack of compliance with these license requirements will not have any effect on the Company's planned operations in Saudi Arabia.

At December 31, 1995, South Hampton had a $100,000 letter of credit in support of payment for purchases of natural gas used in the refinery from its main supplier.

6. INVENTORIES

Inventories include the following:

                                                                       December 31,
                                                                   ---------------------
                                                                     1995         1994
                                                                   --------     --------
    Refinery feedstock...........................................  $ 59,358     $226,265
    Refined products.............................................   371,374      244,809
                                                                   --------     --------
              Total inventories..................................  $430,732     $471,074
                                                                   ========     ========

In 1994, a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years decreased cost of goods sold and increased net income by approximately $57,000. At December 31, 1995 and 1994, market value exceeded LIFO value by approximately $152,092 and $193,000, respectively.

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

7. MINERAL EXPLORATION AND DEVELOPMENT COSTS IN SAUDI ARABIA

In the accompanying consolidated financial statements, the deferred development costs have been presented based on the related projects' geographic location within Saudi Arabia. This includes the "Al Masane Project"(the "Project") and "Other interests in Saudi Arabia" which primarily pertains to the costs of rentals, field offices and camps, core drilling and labor incurred at the Wadi Qatan and Jebel Harr properties.

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

In 1992, NMC relinquished its rights to the exploration license and the mining lease in the Al Masane area, and assigned them to the Company. The Company accepted the conditions set by the Saudi Arabian government in a letter dated March 30, 1992. In connection with NMC's assignment of its interest to the Company, the Company agreed to provide for public subscription in Saudi Arabia 50% of the capital of the Project at such time as the Project proves to be commercial. On April 13, 1992, the Company and NMC signed an agreement dissolving the joint venture and NMC assigned its rights and obligations to the exploration license and the mining lease in the Al Masane area to the Company. Subsequently, a formal Mining Lease Agreement assigning the lease solely to the Company was initialed by the Company and the Ministry on October 4, 1992.

Prior to April 13, 1992, the Company had accounted for its interest in the Al Masane Project on an equity basis and its investment in the joint venture was recorded at the amount of the owners' capital of the joint venture. When the joint venture was dissolved, the Company consolidated the Al Masane Project by eliminating the related investment balance against the owners' capital account of the Project.

Since NMC assigned its 50% interest in the exploration license and any resulting mining lease to the Company, the Company is solely responsible for the repayment of the $11 million loan. Pursuant to Article 15 of the Mining Lease Agreement which was initialed on October 4, 1992, the loan is to be rescheduled to be repaid from the profits of the mining operations after the mining lease is issued to the Company. As noted below, the mining lease was granted in 1993. However, a rescheduling of the loan payments has not yet been negotiated. All of the Company's assets in Saudi Arabia are pledged as collateral for the loan.

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

The Company has held exploration licenses for the Wadi Qatan, Jebel Harr and Greater Al Masane areas in Saudi Arabia. Although the licenses have expired, the Saudi Arabian government has orally advised the Company that they will be extended as long as mineral exploration is being carried out on the areas which they cover. The Company is planning to apply for formal extensions in 1996. Although the licenses were originally awarded jointly to the Company and NMC, the exploration work has been carried on exclusively by the Company. NMC has orally advised the Company that it has relinquished its rights in these areas; therefore, the Company intends to obtain the license extensions in the name of the Company only. The Company has had positive results from its exploration work at these sites; however, it has directed limited amounts of time and resources on these sites in recent years while it negotiated with the Saudi government for the Al Masane lease. The Company does not intend to abandon these sites.

The Company had filed in 1984 with the Council of Ministers of the Saudi Arabian government for a mining lease for the Al Masane Project based on the presumption that commercial productibility had been proven. On April 26, 1993, the Council of Ministers passed the resolution granting the Company the mining lease, and on May 22, 1993, a Royal Decree was issued by the King. The initial period of the mining lease is 30 years, which can be renewed for another period or periods, not to exceed 20 years. The lease area is 44 square kilometers in size. The lease agreement stipulates that the Company is to pay the Saudi government a surface rental of approximately $117,000 per year. The Company made the first year's payment in August 1993. All subsequent payments are being deferred to be paid until a Saudi limited liability company is formed and acquires 50% of the Project from the Company. ASDC and this new company will jointly operate the Project when approval is received for the loan from the Saudi Industrial Development Fund ("SIDF"), which was applied for on September 30, 1995. The lease also stipulates that, after two years of profitable mine operations, a Saudi public stock company will be formed in which the Company will contribute its investment in the Al Masane Project in return for 50% of the stock. The Petroleum and Mineral Organization ("PETROMIN"), a company wholly-owned by the Saudi government, has an option to acquire up to 25% of the stock and the remaining interests not owned by the Company or acquired by PETROMIN are to be put out for public subscription to Saudi citizens.

On March 27, 1995, the board of directors approved a Letter of Agreement between the Company and Carlyle SEAG ("Carlyle"), whereby Carlyle had been retained as the Company's financial advisor in connection with the Al Masane mining project. In February 1996, the agreement with Carlyle was terminated by mutual consent. An agreement with a new financial advisor in Saudi Arabia is being negotiated.

Phase I of the work on the Project (sinking shaft, tunneling and drilling) was completed in April 1981. Since that time, there have been a series of project feasibility studies in 1982, 1984, 1989, 1992, and 1994, conducted by Watts, Griffis and McOuat Limited, consulting geologist, indicating the commercial viability of the Project. The 1994 report estimates proven and probable reserves of copper, zinc, silver and gold of 7.2 million tons in the Project with the potential to increase these reserves with further exploration. The report projects production of the proven and probable reserves over a twelve-year period. The cash flow projection was made based on the assumption that 50% of the financing of the project will come from loans from the Saudi Industrial Development Fund, 25% from bank loans, and 25% from equity financing in connection with the public subscription in Saudi Arabia. Revenues were estimated utilizing projected mineral prices from a third party pricing expert. The report projected positive net cash flows to the Company of $37 million over the life of the Project. It is not anticipated that taxes will be paid to the Saudi government in the first five years of production of the Project (unaudited).

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

Deferred development costs of the Al Masane Project and surrounding areas at December 31, 1995, 1994 and 1993, and the changes in these amounts for each of the three years then ended are detailed below:

                                    Balance at    Activity    Balance at    Activity   Balance at   Activity
                                   December 31,     for      December 31,     for     December 31,    for
                                       1995         1995        1994          1994        1993        1993
                                    -----------   --------   -----------   --------   -----------   --------
Property and equipment:
  Mining equipment................. $ 2,160,206              $ 2,160,206              $ 2,160,206
  Construction costs...............   3,140,493                3,140,493                3,140,493
                                    -----------              -----------              -----------
    Total..........................   5,300,699                5,300,699                5,300,699
                                    -----------              -----------              -----------
Other costs:
  Labor and project administration
    costs..........................  16,640,187   $616,912    16,023,275   $237,908    15,785,367   $653,930
  Materials and maintenance........   6,167,010      5,326     6,161,684        683     6,161,001      1,232
  Feasibility study................   2,789,987    163,513     2,626,474    505,118     2,121,356    310,000
                                    -----------   --------   -----------   --------   -----------   --------
    Total..........................  25,597,184    785,751    24,811,433    743,709    24,067,724    965,162
                                    -----------   --------   -----------   --------   -----------   --------
                                    $30,897,883   $785,751   $30,112,132   $743,709   $29,368,423   $965,162
                                    ===========   ========   ===========   ========   ===========   ========

Since cash in Saudi Arabia is generally intended for the support and development of the Saudi Arabian projects, a long-term asset, such cash and certain associated liabilities relating to the Saudi Arabian projects have been classified as noncurrent. Cash in Saudi Arabia includes time deposits of $300,735 and $333,333 at December 31, 1995 and 1994, respectively.

8. REFINERY OPERATIONS

South Hampton, the Company's only revenue producing asset, sells its products primarily to companies in the chemical and plastics industry. Downturns in these industries could negatively impact refinery operations in the future. South Hampton does not require collateral on its outstanding accounts receivable balances. South Hampton's largest customer accounted for 25%, 13% and 16% of total sales in 1995, 1994 and 1993, respectively.

9. INVESTMENT IN PIOCHE-ELY VALLEY MINES, INC.

The Company temporarily controls approximately 55% and directly owns approximately 46% of the outstanding common stock of Pioche. During 1988, approximately 634,000 shares of Pioche stock were deemed acquired through in-substance foreclosure on a $114,000 note due from the issuer's estate. The note balance was reclassified to Other Assets and was fully reserved in 1989. This note was due in 1995; however, management of the Company extended the due date to December 31, 1998. At this point, it is not possible to determine whether the issuer's estate will repay the note and claim these shares. If it is determined that the note will not be repaid, the Company will consolidate Pioche as a majority-owned subsidiary. The principal assets of Pioche are an undivided interest in 48 patented and 84 unpatented mining claims and a 300 ton-per-day mill located on the aforementioned properties in the Pioche Mining District in southeastern Nevada. The properties held by Pioche have not been commercially operated for approximately 35 years. During 1994, Pioche attempted to drill a core hole on this property. The core hole was intended to go down to 1,500 feet but encountered formation problems at 700 feet and further drilling had to be abandoned. A new site will be selected and management expects a second core hole to be drilled when financing becomes available.

In August 1993, Pioche entered into a lease of the Wide Awake mine property. This agreement stipulates a 6% royalty on net smelter returns with no annual rental required. The lease commenced on October 1,

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

1993, for a primary term of twenty-seven months (to December 31, 1995). In August 1995, it was agreed by all parties concerned that the lease would be extended for one year to December 31, 1996, under the same terms, and will continue as long as minerals are produced in commercial quantities or unless terminated by the parties. No royalties were earned in 1995 or 1994. A core hole is planned to be drilled on the Wide Awake claim in 1996. In 1995, the Company received an extension of its option to buy 720,000 shares of Pioche common stock at $0.20 per share. The option expires on June 1, 1997.

10. NOTES PAYABLE, LONG-TERM DEBT AND LONG-TERM OBLIGATIONS

Notes payable, long-term debt and long-term obligations at December 31 are summarized as follows:

                                                                1995            1994
                                                             -----------     -----------
    Notes payable:
      Revolving bank note. See (A).........................  $ 2,222,911     $ 2,927,113
      Secured note to Saudi Arabian government. See (B)....   11,000,000      11,000,000
      Unsecured note to a Saudi company. See (C)...........    1,500,000       1,500,000
      Unsecured note to a Saudi investor. See (D)..........       13,280         168,280
      Unsecured note to a Saudi investor. See (E)..........      350,000         350,000
                                                             -----------     -----------
      Total................................................  $15,086,191     $15,945,393
                                                             ===========     ===========
    Long-term debt:
      Unsecured notes to foreign investors. See (F)........  $   598,000              --
      Bank note. See (G)...................................      188,624     $   263,354
      Less current portion.................................       78,090          67,968
                                                             -----------     -----------
      Long-term debt.......................................  $   708,534     $   195,386
                                                             ===========     ===========
    Long-term obligations:
      Noninterest-bearing note to a supplier and customer
         for capital improvements. See (H).................  $   128,683     $   128,683
    Other financing obligations:
      Deferred compensation contracts. See (I).............       77,477          96,135
                                                             -----------     -----------
      Total long-term obligations..........................      206,160         224,818
      Less current portion.................................       20,285          18,805
                                                             -----------     -----------
      Long-term obligations................................  $   185,875     $   206,013
                                                             ===========     ===========

(A) In 1990, South Hampton and a bank entered into an Amended and Restated Credit Agreement ("the Agreement"). Funding under the Agreement was provided in two facilities: Facility A in the principal amount of $4,400,000, funded in a lump-sum, and Facility B in the principal amount of up to $1,500,000, to be used by South Hampton for working capital purposes and support of feedstock purchases. Facility B was fully drawn down in the form of letters of credit. In 1992, the bank drew on the letters of credit provided by a related party of the Company (see (C) below.)

     The note is collateralized by all of the assets of TOCCO and its subsidiaries and a pledge of TOCCO stock by ASRC, and the Agreement prohibits the payment of dividends by South Hampton. In addition, the Company and ASRC have subordinated intercompany accounts receivable of $1,363,355 at December 31, 1995 to the bank debt, and no other funds are to be advanced to the Company or ASRC by TOCCO or its subsidiaries. However, during 1995, South Hampton advanced the Company $30,000, violating South Hampton's debt covenants, causing the loan to be in default. At December 31, 1995, the Company had not repaid this loan. The bank agreed to payment of the

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

     $30,000 by April 30, 1996 in addition to $100,000 in principal due by April 30, 1996. In the event of an enforcement by the bank of the security interests on the collateral under the Agreement, the proceeds from the security interests in the cash, accounts receivable and inventory of South Hampton will first be used to repay 60% of the outstanding principal and interest under the Agreement with any remaining proceeds used to repay any amounts owed by South Hampton to the related party due to the draw down by the bank of the letters of credit for Facility B. Any amounts recovered through other forms of collateral are to be used first to repay any remaining amounts due to the bank for principal and interest, and remaining amounts, if any, are to be used to repay any amounts still owed to the related party. South Hampton was not in compliance with the borrowing base ratio at various times in 1993.

     Facility A was to be repaid under the initial agreement by June 30, 1992. South Hampton did not have adequate resources to pay the full amount outstanding during 1992. The maturity date has been extended at various times and has currently been extended to April 30, 1996. South Hampton does not have the ability to repay the loan on the current due date. South Hampton is negotiating with the bank to extend the Agreement and expects to be able to do so. Additionally, South Hampton has agreed to collect all receivables through a cash collateral account at a local bank. Only the amount of funds required to operate South Hampton's business may be used and weekly reports of cash receipts and disbursements in the cash collateral account must be provided to the creditor. If South Hampton defaults on the credit agreement, the creditor has the right to freeze the funds in the cash collateral account. The note is subject to interest at the London Interbank Eurocurrency Market (LIBOR) rate 5.9375% and 6.0% at December 31, 1995 and 1994, respectively, plus 2%.

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

(C) In 1990, Saudi Fal, a Saudi company owned by a shareholder of the Company, agreed to issue a guarantee of $1,500,000 securing a letter of credit facility to enable South Hampton to buy feedstock. In return for the guarantee, Saudi Fal was given an option to purchase all of the outstanding stock of TOCCO. The option was not exercised and has expired. On March 31, 1992, the $1,500,000 guarantee was not renewed by Saudi Fal. As a result, the bank drew on the letter of credit provided by Saudi Fal for its guarantee and applied the $1,500,000 to reduce the principal amount of the bank note. The $1,500,000 is now owed by South Hampton to Saudi Fal. South Hampton is currently negotiating with Saudi Fal to restructure the loan terms. This note is collateralized as discussed in (A) above.

(D) Represents a noninterest demand loan payable to a Saudi investor. In September 1995, this investor loaned the Company an additional $123,000. The loan agreement granted an option to convert the loan into shares of the Company's common stock at $1 per share. Also in September 1995, the investor exercised this option and converted the $123,000 into 123,000 shares of the Company's common stock (see Note 12). In December 1995, the investor agreed to exchange $155,000 of his remaining debt balance for 155,000 shares of the Company's common stock.

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

(E) Represents an unsecured, noninterest bearing advance made by a Saudi investor in 1984 to the Al Masane Project on behalf of NMC. ASDC became liable for this obligation in 1992 upon dissolution of the joint venture.

(F) Represents loans payable to a stockholder of the Company for $245,000, the Company's president for $53,000 and a relative of the Company's president and stockholder for $300,000. Each loan has a term of two years with interest payable at the LIBOR rate plus 2% and due at the end of the two year period. Each loan provides for an option to convert the loan amount to shares of the Company's common stock at $1.00 per share anytime within five years from the date of the loan. See Note 12 for a discussion of the related options.

(G) This note payable is collateralized by land, an office building, and all equipment and furniture and fixtures of TOCCO. As described in Note 11, the building collateralized by this note has been leased to a third party. The original balance of the note was due and payable on December 31, 1994. This note was refinanced effective December 31, 1994 with principal and interest payments starting in March 1995 and each month thereafter until February 1, 1998. The note bears interest of 10% from the date of the agreement to February 1, 1996, 10.25% from February 1, 1996 to February 1, 1997, and at prime rate plus 1.5% thereafter.

(H) Balance represents amount due under a note payable to an unrelated refining company that provided loans to the refinery to fund certain refining processes. Repayment is to be made when certain feed rate criteria and number of days of operations have been reached.

(I) In connection with the acquisition of TOCCO, deferred compensation contracts between TOCCO and a certain former employee and one current employee were restructured, reducing the gross payments due under the original contracts. Default on payments due under the restructured agreements would invalidate the negotiated settlement amounts resulting in TOCCO being liable for the amounts due under the original contracts. TOCCO has complied with the terms of these contracts through 1995. However, if TOCCO were to default on these contracts, it would be liable for an additional amount of $453,000. The recorded liability at December 31, 1995 and 1994 has been determined utilizing a discount rate of 8.0%.

Scheduled maturities of long-term debt and long-term obligations, which exclude current notes payable balances aggregating $15,086,191, for the next five years and thereafter are as follows:

        1996.............................................................   $ 98,375
        1997.............................................................    842,577
        1998.............................................................     30,627
        1999.............................................................          0
        2000.............................................................          0
        Thereafter.......................................................     21,205
                                                                            --------
                  Total..................................................   $992,784
                                                                            ========

Interest of $244,828, $275,561 and $472,131 was paid in 1995, 1994 and 1993, respectively.

In May 1994, South Hampton settled its note payable and accrued interest payable to a vendor for $175,000 cash. An extraordinary gain of $578,150, for which there was no tax effect after application of operating loss carryforwards was recorded, representing the amount of trade accounts payable and accrued interest forgiven.

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

11. COMMITMENTS

South Hampton entered into an arrangement in July 1991 with a partnership, in which Silsbee Trading and Transportation Corp. ("STTC", a company owned by the president and vice-president of TOCCO) and M.A. Bomer (the former owner of the refinery) each owned a 50% interest, to facilitate the future purchase of feedstock. In June 1992, Mr. Bomer withdrew from the partnership and the feedstock agreement was terminated. On July 1, 1992, South Hampton entered into a new agreement with STTC whereby STTC financed the feedstock in the pipeline. As a result, South Hampton had a liability to STTC for the cost of the 453,600 gallons of capacity of the pipeline. This amount was $215,460 at December 31, 1994. Also in connection with this agreement, South Hampton paid a one-half cent per gallon fee to STTC on each gallon of feedstock transported through the pipeline. The agreement was operating on a month to month basis and was terminated in August 1995. The fees paid by South Hampton to STTC pursuant to this agreement were $76,080, $103,212, and $88,974 in 1995, 1994 and 1993, respectively.

South Hampton leases vehicles and equipment for use in operations for $24,140 per month plus certain reimbursed costs from STTC under a lease agreement. The lease agreement expired in September 1994 and is currently continuing on a month to month basis. South Hampton incurred costs (most of which are billed to customers) related to this agreement of approximately $316,000, $341,000 and $320,000 in 1995, 1994 and 1993, respectively. Accounts payable to STTC under the leasing arrangement were $16,917 at December 31, 1994. There were no amounts payable to STTC at December 31, 1995.

The Company incurred rental expenses for office space and certain vehicles and equipment of approximately $302,000 in 1995, 1994 and 1993.

In February 1993, South Hampton entered into an agreement to lease to a third party a building with a net book value at December 31, 1995 of $329,740 which South Hampton does not use in its operations. The lease provides for an option to the lessee to purchase the building after three or five years. The lease is being recorded as an operating lease and the building is included in other assets. As described in Note 10, the leased building is pledged as collateral for a note payable. If the leasee exercises its option to purchase the building, the proceeds will be used by South Hampton to pay down the note payable to the bank. Other income includes $102,000 in 1995 and 1994 and $87,000 in 1993 of rental income pursuant to this lease.

A provision of the purchase agreement related to the acquisition of TOCCO by ASRC requires TOCCO to reserve up to 10% of its common stock to be available for sale to the employees of TOCCO on such terms and conditions and at such times as determined by TOCCO.

South Hampton has guaranteed a note for $160,000 for a limited partnership in which South Hampton has a 19% interest.

12. COMMON STOCK AND STOCK OPTIONS

At December 31, 1995, Saudi Arabian investors owned approximately 62% of the Company's outstanding common stock.

COMMON STOCK -- The proceeds from common stock sales are used to finance mineral exploration and development activities in Saudi Arabia and general and administrative expenses in the United States. Agreements relating to certain stock sold to investors provide that shares may not be traded in United States markets unless registered under the United States Securities Act of 1933 or unless they are sold pursuant to an available exemption from registration.

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

Notes receivable from stockholders for the purchase of common stock of $126,000 at December 31, 1995 represents a note from a director and officer which matures on December 31, 1998. The amount at December 31, 1994 of $276,000 included the $126,000 and a $150,000 note from an entity controlled by a stockholder. The note was issued in March 1993 for $200,000 and was due in October 1994. The maturity date was extended to August 1995. Payments of $50,000 each were received on this note in 1994 and 1995. The remaining balance of $100,000 was not paid by the due date and, accordingly, the note receivable was canceled and common stock outstanding and additional paid in capital were reduced by $10,000 and $90,000, respectively. Notes receivable from stockholders are classified as a debit in stockholders' equity.

STOCK OPTIONS -- Under the terms of the Company's Employee Stock Option Plan (the "Employee Plan"), incentive options are granted at the market price of the stock on the date of grant and nonincentive options are granted at a price not less than 85% of the market price of the stock on the date of grant. The Employee Plan was adopted on May 16, 1983 for a term of ten years. At the Company's annual stockholders meeting on December 29, 1992, the stockholders approved an extension of the term of the Employee Plan for another ten years to May 16, 2003 and also approved an increase in the number of shares reserved for issuance thereunder from 250,000 to 500,000.

To enhance the Company's ability to obtain and retain qualified directors, it instituted the 1987 Non-Employee Director Stock Option Plan (the "Non-Employee Director Plan") which provides for each non-employee director to receive an option for 10,000 shares of common stock upon election to the board of directors with the exercise price equal to the fair market value of the stock at the date of grant. The Non-Employee Director Plan was instituted in 1987 and has a duration of ten years. The number of shares reserved for issuance under this plan is 100,000.

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

No options were granted or exercised in 1995 under either of these two Plans.

A summary of stock option transactions under the Employee Plan and Non-Employee Director Plan is as follows:

    Outstanding December 31, 1992 ($1.38 per share)...........................  120,000
      Granted ($2.88 to $3.75 per share)......................................   40,000
                                                                                -------
    Outstanding December 31, 1993.............................................  160,000
      Granted ($1.75 per share)...............................................   75,000
      Expired.................................................................  (20,000)
                                                                                -------
    Outstanding at December 31, 1994 and 1995.................................  215,000
                                                                                =======

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

Under the above plans, 165,500 options were exercisable at prices ranging from $1.38 to $3.75 per share and 385,000 shares were reserved for grant at December 31, 1995. The options for the Employee Plan vest at such times and in such amounts as is determined by the Compensation Committee of the board of directors at the date of grant. The options for the Non-Employee Director Plan vest in cumulative annual installments of 20% beginning one year from the date of grant. The options for both plans are exercisable for a period of ten years.

In March 1992, the Company granted a creditor (a company owned by the wife and other relatives of the Company's president) an option to purchase 200,000 shares of common stock at $1.00 per share to expire in December 1995. In July 1993, the creditor exercised the option and the shares were issued in exchange for the cancellation of $200,000 of an outstanding debt.

On May 1, 1992, in consideration for a personal loan of $200,000 from a Saudi investor who is the president of two Saudi Arabian government charitable organizations, the board granted to the organizations an option to purchase 1,500,000 shares at $1.00 per share by August 8, 1992 provided that these organizations accepted a previous Company offer for them to purchase 1,500,000 shares at $1.00 per share by May 8, 1992. On September 17, 1992, in consideration for an additional loan of $50,000 from the investor, the board of directors extended both the offer to sell the shares and the exercise period of the option to December 15, 1992. In consideration for an additional loan from the investor of $50,000 in January 1993, the board of directors extended both the sell offer and the option offer to March 29, 1993. On March 23, 1993, the offers were further extended without an expiration date. On May 13, 1993, the organizations elected not to exercise these options and the options were canceled. Concurrent with this decision, the board of directors approved a sale of 3,000,000 shares at $1 per share to the Saudi investor. The shares were purchased by the payment of $2.7 million in cash and the cancellation of the $300,000 of indebtedness to the investor by the Company.

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

In March 1993, the board of directors approved the sale of 75,000 shares of common stock at $1.00 per share to a company controlled by a director of the Company, and the grant of an option to such company to purchase 300,000 shares of common stock at $1.00 per share, which was exercisable on or before September 10, 1993. The option for the 300,000 shares was exercised in September 1993. For the issuance of the 300,000 shares, the Company received $100,000 in cash and a receivable from this related party of $200,000 which was recorded as a debit in the stockholders' equity section of the consolidated balance sheet. After a payment in 1994 of $50,000, this receivable balance was $150,000 at December 31, 1994. In 1995 a payment of $50,000 was made, but the remaining $100,000 balance was not paid when due in 1995 and the receivable was written off, reducing common stock by $10,000 and additional paid in capital by $90,000.

In 1995, three investors and the president of the Company loaned the Company $668,000 and $53,000, respectively (See Note 10). The agreements provide that the lender would have the option, at anytime within five years from the date of the loan, to convert the debt plus accrued interest into shares of the Company's common stock at $1.00 per share.

In September 1995, one of the three foreign investors exercised his option and converted $123,000 of his loan to 123,000 shares of common stock outstanding (See (D) in Note 10).

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

In October 1995, the board of directors approved an option for the president of the Company to exchange $400,000 of his unpaid salary for shares of the Company's common stock at $1.00 per share. The options do not expire and they were exercisable immediately upon grant.

For stock options granted to employees and directors at an exercise price below market price on the date of grant, the Company records an expense equal to the difference between the exercise price and the market prices on the date of grant. An expense is also recorded for the difference between sales price and market price for stock sold to employees and directors not pursuant to options at below market prices.

For the options issued to investors during 1995, the Company recognized an expense of $76,500 which is included in general and administrative expense in the Company's results of operations for the year ended December 31, 1995. This expense is based on the fair value of the options as of the grant date. For the options issued to the Company's president, the Company recorded compensation expense in the amount of $74,900 which is included in general and administrative expense in the Company's results of operations for the year ended December 31, 1995. This expense is based on the difference between the market price of the Company's stock as of the grant date and the price of the option.

A summary of stock option transactions with individuals is as follows:

    Outstanding December 31, 1992............................................  1,910,250
      Granted ($1.00 per share)..............................................    300,000
      Exercised ($1.00 per share)............................................   (546,250)
      Expired or forfeited................................................... (1,650,000)
                                                                              -----------
    Outstanding December 31, 1993............................................     14,000
      Exercised..............................................................    (14,000)
                                                                              -----------
    Outstanding at December 31, 1994.........................................        -0-
      Granted ($1.00 per share)..............................................  1,121,000
      Exercised..............................................................   (123,000)
                                                                              -----------
    Outstanding at December 31, 1995.........................................    998,000
                                                                              ===========

All stock sold to individuals in connection with these options includes a restriction that it cannot be traded for a three-year period.

13. INCOME TAXES

The income (loss) before income taxes and extraordinary item was ($369,232), $2,314,129, and ($1,338,321) for the years ended December 31, 1995, 1994 and
1993, respectively.

The Company's provision for income taxes was comprised of the following:

                                                     1995          1994          1993
                                                   ---------     ---------     ---------
    Federal
      Current..................................... $      --     $ 522,938     $      --
      Deferred....................................        --            --            --
      Utilization of operating loss
         carryforward.............................        --      (482,965)           --
                                                   ---------     ---------     ---------
    Provision for income taxes.................... $      --     $  39,973     $      --
                                                   =========     =========     =========

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

Income tax expense (benefit) for the years ended December 31, 1995, 1994 and 1993 differs from the amount computed by applying the applicable U.S. corporate income tax rate of 34% to net income (loss) before income taxes (excluding the cumulative effect of the change in accounting for income taxes). The reasons for this difference are as follows:

                                                     1995          1994          1993
                                                   ---------     ---------     ---------
    Income taxes at U.S. statutory rate........... $(125,539)    $ 786,804     $(455,029)
    Goodwill......................................    95,303        95,303        95,303
    Liability reserves............................        --      (392,700)           --
    Net operating losses..........................    25,731      (482,965)      359,726
    Alternative minimum tax.......................        --        39,973            --
    Other items...................................     4,505        (6,442)           --
                                                   ---------     ---------     ---------
              Total tax expense................... $     -0-     $  39,973     $     -0-
                                                   =========     =========     =========

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities for 1995, 1994 and 1993 were as follows:

                                                             December 31,
                                             ---------------------------------------------
                                                 1995            1994             1993
                                             ------------     -----------     ------------
    Deferred tax liabilities:
      Refinery plant, pipeline and
         equipment........................   $   (368,385)    $  (379,668)    $   (434,700)
                                             ------------     -----------     ------------
    Gross deferred tax liability..........       (368,385)       (379,668)        (434,700)
                                             ------------     -----------     ------------
    Deferred tax assets:
      Accounts receivable.................         49,544          44,070           40,973
      Mineral interests...................        196,446         196,446          202,224
      Net operating loss carryforwards....     11,274,638       9,277,552        9,791,240
      Tax credit carryforwards............        651,504         650,907        1,640,037
                                             ------------     -----------     ------------
         Gross deferred tax assets........     12,172,132      10,168,975       11,674,474
    Valuation allowance...................    (11,803,747)     (9,789,307)     (11,239,774)
                                             ------------     -----------     ------------
         Net deferred tax assets..........        368,385         379,668          434,700
                                             ------------     -----------     ------------
    Net deferred taxes....................   $        -0-     $       -0-     $        -0-
                                             ============     ===========     ============

As a result of current year operations, the Company's gross deferred tax asset increased by $2,003,157 to $12,172,132 at December 31, 1995. The primary reason for the increase in the gross deferred tax asset is due to a restatement of NOL's from prior years. There was no change in judgment about the Company's ability to realize its net deferred tax asset; therefore, the valuation allowance was increased by a corresponding amount. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of tax carryforwards which could be utilized.

At December 31, 1995, the Company had approximately $33,160,700 of net operating loss carryforwards and approximately $610,000 of general business credit carryforwards. These carryforwards expire in 1996 through 2009. In addition, the Company has minimum tax credit carryforwards of approximately $40,000 that may be carried forward indefinitely. Approximately $1,700,000 of the net operating loss carryforwards and $610,000 of the general business credit carryforwards are limited to the net income of TOCCO. Approximately $5.9 million of the net operating loss carryforwards are limited to the net income of ASCC.

The Company has no Saudi Arabian tax liability.

ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

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

Since a substantial portion of the Company's mineral properties and interests are located outside of the United States, its business and properties are subject to foreign laws and foreign conditions, with the attendant varying risks and advantages. Foreign exchange controls, foreign legal and political concepts, foreign government instability, international economics and other factors create risks not necessarily comparable with those involved in doing business in the United States.

For 1995, 1994 and 1993, essentially all activity on the Company's consolidated statement of operations relates to the refinery except for equity income and losses from Pioche. The 1995 and 1994 results include $54,063 and $74,580, respectively, of unallocated costs recorded in general and administrative expenses related to the Saudi Arabian operations. The 1995 results include immaterial amounts of interest expense related to notes payable entered into in 1995 that relate to the Saudi Arabian mining operations. All items included in the Company's consolidated balance sheet related to the Saudi Arabian operations are specifically identified on the face of the consolidated balance sheet with the exception of notes payable which have been identified in Note 10.

15. RELATED PARTY TRANSACTIONS

The Company shares office facilities and certain expenses with companies owned by the chairman of the Company. At December 31, 1995 and 1994, these companies did not owe any amounts to the Company.

Noncurrent accrued liabilities in Saudi Arabia in the consolidated balance sheet represent amounts payable to the Company's president.

Other significant related party transactions have been addressed in the related notes to the consolidated financial statements. In particular, see Notes 10 and 11 for additional information.

16. SUBSEQUENT EVENTS

On January 1, 1996, South Hampton entered into a five year supply contract with a natural gas supplier to purchase natural gas for use in its refinery. The contract stipulates that South Hampton may purchase up to 1,500 million Btu per day at an indexed price adjusted for an agreed discount.

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

         Drew Wilson, Jr.
         Secretary/Treasurer

         Nicholas N. Carter
         President of Texas Oil and
         Chemical Co. II, Inc.

TRANSFER AGENT AND REGISTRAR

         KeyCorp Shareholder Services, Inc.

STOCK LISTING

         NASDAQ National Market System
         Symbol ARSD

         FORM 10-K

         Single copies of the Annual Report on Form 10-K which the Company has filed with the Securities and Exchange Commission can be obtained by stockholders without charge by writing to Arabian Shield Development Company, Suite 175, 10830 North Central Expressway, Dallas, Texas 75231, Attention: Letty Edes.

                                      LOGO

General Office:      10830 North Central Expressway, Suite 175, Dallas, Texas 75231

Field Office:        P.O. Box 1516, Jeddah, Saudi Arabia

Transfer Agent:      KeyCorp Shareholder Services, Inc.