Form 10-K, Exhibit 13
period 1996-12-31
ARABIAN SHIELD DEVELOPMENT CO
filed 1997-03-31
CIK 7039

                                 ARABIAN SHIELD
                             DEVELOPMENT   COMPANY

                         ANNUAL REPORT TO STOCKHOLDERS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

TO OUR STOCKHOLDERS:

The Company obtained the mining lease to the Al Masane area in Saudi Arabia on May 22, 1993, and thereafter commissioned Watts, Griffis & McOuat of Toronto, Canada ("WGM") to update the feasibility study for that area, which was subsequently updated in 1996. The mining lease has an initial thirty (30) year term, with the Company having the option to renew or extend the term of the lease for additional periods not to exceed twenty (20) years. The Company will pay the Saudi Arabian government income taxes in accordance with the income tax law then in force, in accordance with Article 45 of the Mining Code (the current tax is now 45% of net income). However, in accordance with Article 46 of the Mining Code, such income tax will not be due in respect to mining operations during the period of five years starting from the date of the first sale of products or five years from the beginning of the fourth year after the issue of the mining lease, whichever occurs first.

Under the mining lease agreement, the Company is obligated, when actual profits are realized from its commercial mining operations in the Al Masane area, to form a Saudi public stock company in which the Company will own 50% of the shares, the Petroleum and Mineral Organization ("Petromin"), a company wholly owned by the Saudi Arabian government, will have the option to acquire up to 25% of the shares, and the remaining shares will be offered for public subscription to Saudi Arabian citizens. In the 1996 update to the 1994 full bank feasibility study of the Al Masane lease area, the independent mining consultants estimated the total capital costs of the Al Masane project to be $88.6 million. The Company and its Saudi Arabian advisors are in the process of forming a Saudi limited liability company to own and operate the project, 50% of which will be owned by the Company and the remaining 50% of which will be owned by the Saudi Arabian investors. The Saudi Arabian investors will contribute 25% of the capital cost of the project. The Company believes that another 25% of the capital cost of the project may be obtained through loans from commercial banks, and that the remaining 50% of the capital cost of the project would come from an interest-free loan from the Saudi Industrial Development Fund ("SIDF"). To be eligible for an interest-free loan from the SIDF to fund 50% of the capital cost of the project, the Company together with its Saudi Arabian advisors obtained an industrial license from The Ministry of Industry and Electricity on December 3, 1996. The Company owns 50% of the license and the Saudi Arabian advisors the remaining 50%. When actual profits are realized from commercial mining operations of the project, the Saudi limited liability company will be transformed into a Saudi public stock company, 50% of the shares of which will be owned by the Company and the remaining shares of which will be owned by Petromin, up to 25%, and Saudi Arabian investors.

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

Under the terms of the mining lease agreement, the Company agreed to pay in advance rental to the Ministry of Petroleum and Mineral Resources of 10,000 Saudi Riyals (approximately $2,667 at current exchange rate) per square kilometer per year (approximately $117,300 annually) during the period of the lease for the total lease area of 44 square kilometers. The Company made rental payments for the first year of the lease. As of December 31, 1996, the Company has not paid for rentals of approximately $309,000. It is contemplated that the Saudi limited liability company will assume responsibility for the rental payments and all arrearages.

Following the granting of the mining lease to the Al Masane area, the Company commissioned WGM to prepare a new fully bankable feasibility study for presentation to financial institutions in connection with obtaining financing for the project. The feasibility study includes more metallurgical work incorporating advances in grinding of the ore; incorporation of the latest advances in technology and reagents developed during the past ten years; incorporation of new mill designs and the latest water recycling methods; investigation into the shipping and marketing of zinc and copper concentrates; and an economic analysis of the project. The feasibility study contains specific recommendations to insure that the construction of the project is accomplished as expeditiously and economically as possible. Engineering design and costing of the project was done by Davy International of Toronto, Canada. The feasibility study cost the Company approximately $1 million and was presented to the Company on July 22, 1994. The feasibility study was updated in July 1996.

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

The mining and milling operation recommended by WGM for Al Masane would involve the production of 2,000 tonnes of ore per day (700,000 tonnes per year), with a mine life of over ten years. Annual production is estimated to be 34,900 tonnes of copper concentrate (25% copper per tonne) containing precious metal and 58,000 tonnes of zinc concentrate (54% zinc per tonne). Total output per year of gold and silver is estimated to be 22,000 ounces of gold and 800,000 ounces of silver from the copper concentrate and bullion produced. The construction of mining, milling and infrastructure facilities is estimated to take 18 months to complete. Construction necessary to bring the Al Masane project into production includes the construction of a 2,000 tonne per day concentrator, infrastructure with a 300 man housing facility and the installation of a cyanidation plant to increase the recovery of precious metals from the deposit. Project power requirements will be met by diesel generated power.

WGM recommended that the Al Masane reserves be mined by underground methods using trackless mining equipment. Once the raw ore is mined, it would be subjected to a grinding and treating process resulting in three products to be delivered to smelters for further refining. These products are zinc concentrate, copper concentrate and dore bullion. The copper concentrate will contain valuable amounts of gold and silver. These concentrates are estimated to be 22,000 ounces of gold and 800,000 ounces of silver and will be sold to copper and zinc custom smelters and refineries worldwide.

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

WGM prepared an economic analysis of the project utilizing cash flow projections in the 1996 update of the feasibility study. A base case was prepared that included those project elements which are most likely to be achieved. WGM believed that a majority of the base case assumptions used in the 1994 feasibility study remained valid, including the ore reserves, mill feed grade, production rate, metal recoveries and concentrate grade and smelter returns. Metal prices, capital costs, operating costs and the corporate structure were adjusted to reflect more current information. Capital and operating costs were adjusted in conformity with the updated estimates prepared by Davy International.

The base case assumes the corporate structure of the entity to be formed to operate the project, currently planned to be a Saudi limited liability company, will be owned 50% by the Company and 50% by Saudi Arabian investors and that the owners of this entity would contribute an aggregate of $21.2 million to the cost of the project. The base case further assumes financing for the project from commercial loans in the aggregate amount of $21.2 million bearing interest at the rate of 8% per year and a loan in the amount of $43.8 million from the SIDF repayable in equal annual installments over the initial life of the mine. The remainder of the project financing would be contributed by cash generated by the operation of the project. The base case assumes that the $11 million loan outstanding to the Saudi Arabian government will be paid by the Company in accordance with a repayment schedule to be agreed upon with the Saudi Arabian government. Based on these assumptions, and assuming the average prices of metal over the life of the mine to be $1.05 per pound for copper, $.60 per pound for zinc, $400 per ounce of gold and $6.00 per ounce of silver, WGM's economic analysis of the base case shows the project will realize an internal rate of return of 13.1%, the Company's and the Saudi Arabian investors' internal rates of return would be 27.3% and 12.1%, respectively, and projected net cash flow from the project of $95.1 million. The 1994 feasibility study base case showed the project would realize a 14.05% internal rate of return. Cash flow under the base case is exclusive of income tax as the base case assumes that any such tax would be paid by individual investors and not by the project. Assuming a 10% discount rate, the net present value of the project as shown in the update is $12.16 million compared to the $15.5 million net present value of the project shown in the 1994 feasibility study. Based on the update, WGM believes that the economic analysis shows that the project remains viable.

The Company retained Carlyle SEAG ("Carlyle"), of Washington, D.C. and Saudi Arabia, on March 27, 1995 as the Company's financial advisor in connection with the Al Masane mining project. On March 13, 1996, the agreement with Carlyle was effectively terminated by mutual consent. A new financial and legal services was signed on May 20, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

On September 30, 1995, the Company made a formal application to the SIDF for an interest-free loan to fund 50% of the capital cost of the Al Masane project. The 1994 feasibility study was submitted to the SIDF together with the application. The SIDF informed the Company that in order to be eligible for a loan, the Company and its Saudi Arabian advisors had to obtain an industrial license for the project from The Ministry of Industry and Electricity. An industrial license was issued on December 3, 1996. The industrial license and the 1996 update to the feasibility study were presented to the SIDF on December 23, 1996. As required by the SIDF, the Company is preparing, through its engineering consultants, bid documents to be given to three bidders who have been qualified to construct the plants and infrastructure of the project. The Company anticipates that these bid documents will be completed before April 15, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

On May 15, 1991, the Company filed a complaint with the U.S. Department of Justice ("DOJ") against Hunt Oil Company of Dallas, Texas ("Hunt"), alleging violations of the Foreign Corrupt Practices Act ("FCPA") by Hunt in obtaining its Petroleum Production Sharing Agreement ("PSA") in Yemen in 1981, subsequent to the Company presenting a bid to the Yemen government for the same area before Hunt made its application. The Company's Washington, D.C. attorneys opined that, because the PSA of Hunt is still ongoing, and under its auspices, payments and receipts occur daily, the DOJ still has jurisdiction to continue its investigation. A letter from the DOJ on December 19, 1995 stated its interest in receiving additional documentation regarding the Company's allegations. On February 28, 1996, the Company sent more documents to the DOJ which it believed further supported its allegations. The Company's Washington, D.C. attorneys opined also that the Victim Restitution Act provides for restitution to the Company of monies lost as a result of the alleged wrongdoing by Hunt, if Hunt is convicted under the FCPA. A letter from the DOJ dated October 1, 1996 stated that the documents presented did not suggest any criminal events occurred within the statute of limitations, and that, at that time, the DOJ did not intend to pursue the investigation. On November 18, 1996, legal counsel retained by the Company, after studying the facts of the case, sent the DOJ an analysis concluding that while the statute of limitations of FCPA may have lapsed, the statute of limitations for conspiracy to violate the FCPA had not lapsed, and that, as a consequence, the DOJ could criminally prosecute Yemen Hunt for conspiracy to violate the FCPA. The Company's legal counsel met with the Fraud Section of the DOJ on December 13, 1996 and were told that the DOJ would take a more aggressive stance if more information of evidentiary quality were presented to the DOJ. The Company intends to vigorously pursue obtaining such further information in the United States and in Yemen.

Late in 1994, articles were published in two prominent Yemen newspapers in which Yemen Hunt Oil Company, a wholly owned subsidiary of Hunt Oil Company of Dallas, Texas ("Yemen Hunt"), was accused of obtaining a petroleum production sharing agreement in Yemen in 1981 through the corruption of Yemen officials in order to exclude the application of the Company and its then partner, Dorchester Gas Company, from consideration for the same area. A letter to the editor of one of these newspapers, published on December 7, 1994 and signed by the executive vice president of Yemen Hunt, after explicitly mentioning the Company and Dorchester Gas Company, stated that "[Yemen Hunt] knows well those suspicious companies who are mainly engaged in political activities for the purpose of undermining the economic interest of Yemen..." On December 26, 1995, the Company filed a complaint of criminal libel with the Yemen Attorney General for Publications in Sana'a, Yemen against Yemen Hunt, alleging that Yemen Hunt, in its published letter to the prominent Yemen newspaper, had criminally libeled the Company, which, if not addressed, could seriously affect the business and reputation of the Company and its employees in the Middle East. In October 1996, the Company received the official decision from the Deputy Attorney General for Publications of Yemen which stated that, after taking the statement of the President of the Company and the statement of the chief of the legal department of Yemen Hunt, it was evident that the letter from Yemen Hunt published in the Yemen newspaper on December 7, 1994 was libelous to the Company. However, since the four month statute of limitations period under Yemen criminal law had run, Yemen Hunt could not be prosecuted for criminal libel. The Company intends to vigorously pursue the matter under the civil libel laws of Yemen.

The Company owns, through a wholly owned subsidiary, South Hampton Refining Company, of Silsbee, Texas which owns and operates a special products refinery which produces pure pentanes and hexanes and other specialty chemicals for the plastics industry. Total gross revenues for 1996 for the refinery were approximately $21.4 million and the cash flow realized was approximately $655,000. It is significant that the plant sells about 40% of all pentanes consumed in the United States.

The Company directly owns approximately 46% and beneficially owns approximately 55% of the outstanding capital stock of Pioche-Ely Valley Mines, Inc. ("Pioche"), an inactive mining company. Pioche's principal assets are a 300 ton per day mill, and 48 patented and 84 unpatented federal lode mining claims in the Pioche Mining District in southeastern Nevada, on which is located the Ely Valley Mine which, between 1941 and 1952, produced 675,207 tons of ore with an average grade of 9.09% zinc. The Company intends to conduct limited exploration of the Pioche properties when funds are available.

                                             Respectfully submitted,

                                             John A. Crichton
                                             Chairman of the Board

                                             Hatem El-Khalidi
                                             President and Chief Executive
                                             Officer

                                             March 28, 1997

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

SAUDI ARABIAN ACTIVITIES. The Company holds a mining lease covering a 44 square kilometer area in the Al Masane area in southwestern Saudi Arabia. The lease was granted to the Company by Royal Decree in May 1993. The lease has an initial thirty (30)-year term and is renewable for additional periods not to exceed twenty (20) years. The Al Masane area has proven and probable ore reserves of copper, zinc, gold and silver (7.2 million tonnes of ore containing 1.42% copper, 5.31% zinc, 1.19 grams per tonne of gold and 40.20 grams per tonne of silver). The results of the 1996 update to the 1994 bankable feasibility study conducted by an independent mineral consulting firm indicate that the proposed Al Masane mining operation is economically viable.

National Mining Company, a private Saudi company ("National Mining"), which previously had a 50% interest in the joint venture formed to explore and develop the Al Masane area, relinquished its rights to the mining lease and assigned them to the Company. The Company was granted exploration licenses for the Wadi Qatan and Jebel Harr areas in southwestern Saudi Arabia, approximately 30 kilometers east of the Al Masane area, in 1971 and 1977, respectively. The exploration licenses by their terms have expired. The Company has been orally advised by Saudi Arabian government officials that the licenses will be extended as long as mineral exploration is being conducted on the areas which they cover, although there can be no assurance that the Company's license rights will be honored. Although the expired exploration licenses for Wadi Qatan and Jebel Harr were awarded jointly to the Company and National Mining, the exploration work on the licensed areas has been carried on exclusively by the Company. Pursuant to an agreement among the Company, National Mining and the Petroleum and Mineral Organization ("Petromin"), the official mining and petroleum company of the Saudi Arabian government, which governed the rights of the parties if an exploration license was converted into a mining lease, National Mining's rights in these jointly held expired exploration licenses entailed responsibilities of joint exploration expenditures which National Mining did not want to assume. For this reason, National Mining has orally advised the Company that it has relinquished its rights in all other areas in Saudi Arabia and assigned them to the Company. No consideration was paid by the Company to National Mining for the relinquishment of National Mining's rights in all other areas of Saudi Arabia. The Company remains a party to the agreement with Petromin notwithstanding National Mining's relinquishment of its rights. When financing for the Al Masane project is completed, the Company plans to make an application for an expanded exploration license for an area of approximately 2,800 square kilometers which includes the original Greater Al Masane area and the Wadi Qatan and Jebel Harr areas.

In May 1993, the Company had discussions with Chevron Chemical Company regarding the Company's proposal to purchase 5,000 barrels per day of mixed pentanes from an Aromax(R) petrochemical project to be built in Jubail, Saudi Arabia by Chevron Chemical in a joint venture with Saudi Venture Capital Group (SVCS). The Company and some Saudi partners, all of whom are directors and/or stockholders of the Company, plan to form a Saudi limited liability company which will build and manage a processing plant located next to the Aromax(R) plant in Saudi Arabia. The Company would have a 25% interest in the limited liability company and would manage the plant. The plant will be similar to the South Hampton refinery in producing purified pentanes from a feedstock of mixed pentanes obtained from the Aromax(R) plant. Chevron Chemical advised the Company by letter in July 1993 that Chevron Chemical and SVCS have jointly agreed to commit to supply the proposed pentane project with up to 5,000 barrels per day of mixed pentane feedstock. Engineering and marketing studies of the project made in 1994 by outside consultants reflected positive results. Planning then began toward the construction and operation of the Aromax(R) plant and the processing plant but was delayed during 1995 because of the absence of a firm commitment for the feedstock supply to the Aromax(R) plant. The Aromax(R) plant received final approval from the Saudi Arabian government in March 1996 and the Company and its Saudi partners, following the confirmation of their agreement with Chevron Chemical, are preparing an application for an industrial license from the Ministry of Industry to build the processing plant. The application will be submitted in the near future.

In December 1993, the Company commissioned Sherritt Ltd. of Fort Saskatchewan, Canada, to prepare a conceptual engineering design for a proposed zinc refinery based on Sherritt's two stage pressure leach process, to be built by the Company and Saudi partners at the Red Sea port of Yanbu, Saudi Arabia. The refinery would have the capacity to produce 100,000 tonnes of slab zinc per year, with elemental sulfur as a by-product. Sherritt Ltd. completed the study in May 1994 which contains a proposed flow sheet that has been commercialized and designed for a state of the art zinc refinery. Sherritt's zinc pressure leach technology provides significant advantages over other existing zinc production processes, including having the reputation as the most favored technology for environmental considerations. In its study, Sherritt concluded, after considering all of the presently identifiable elements, that they offer a strong potential for the project and enhance the concept. Sherritt encouraged the Company to carry out further studies toward the implementation of the project. There has been a recent inquiry about this project from a zinc smelting and refining company in Asia.

UNITED STATES ACTIVITIES. The Company's United States operations include the ownership and operation of a special products refinery and the leasing of mineral properties.

An indirect wholly owned subsidiary of the Company owns and operates a special products refinery near Silsbee, Texas which sells its products primarily to companies in the chemical and plastics industry. The refinery is presently devoted to specialized processing activities. Another indirect wholly owned subsidiary owns and operates three pipelines connected to the refinery.

The Company owns all of the capital stock of a coal company which does not presently own or hold any mineral interests and is presently inactive. The coal company had a net operating loss carryforward of approximately $5.9 million at December 31, 1996. The Company has had negotiations with several companies toward the possible use of the Coal Company's carryforward amount, but no agreements have been reached.

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

MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS.

The Company's Common Stock traded on The NASDAQ Stock Market under the symbol:
ARSD. The following table sets forth the high and low closing sale prices for each quarter of 1996 and 1995, respectively, as reported by NASDAQ.

                                                   1996                                            1995
                               --------------------------------------------    --------------------------------------------
                                 1st         2nd         3rd         4th         1st         2nd         3rd         4th
                                 ---         ---         ---         ---         ---         ---         ---         ---
High                           3 3/4       3 3/8       2 5/8       2 3/32      2 3/8       2 3/8       1 7/8       1 1/4
Low                              1/4       1 1/2       1 1/2       1 5/8       1 3/4       1 5/8         5/8         5/8

At March 17, 1997, there were 900 record holders of the Company's Common Stock. The Company has not paid a dividend since its inception.

SELECTED FINANCIAL DATA.

The following is a five-year summary of selected financial data of the Company (in thousands, except per share amounts):

                                            1996      1995      1994      1993      1992
                                           -------   -------   -------   -------   -------
Revenues.................................  $22,014   $18,359   $17,765   $15,267   $13,468
Net Income (Loss)........................  $  (391)  $  (369)  $ 2,852   $(1,338)  $(2,196)
Net Income (Loss) Per Share..............  $  (.02)  $  (.02)  $   .14   $  (.08)  $  (.14)
Total Assets (at December 31)............  $44,096   $40,805   $41,057   $41,090   $38,729
Notes Payable (at December 31)...........  $11,376   $15,086   $15,945   $18,044   $18,571
Total Long-Term Obligations
  (at December 31).......................  $ 4,423   $ 1,676   $ 1,148   $   908   $   889

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

With the exception of revenues generated by the operations of the refinery, the Company has been without any significant operating revenues since 1972. Accordingly, it has financed its development activities and its general and administrative costs through the sale of shares of its Common Stock and loans. The Company experienced serious difficulties during prior years in obtaining additional financing, and is currently in need of additional funds to meet its obligations and continue development activities. The Company is exploring various alternatives for obtaining additional operating funds, including additional debt or equity financing, but there is no assurance that sufficient funds can be obtained. It is also possible that the terms of any additional financing that the Company is able to obtain will be unfavorable to the Company and its existing stockholders. For example, additional equity financing could result in a significant dilution of the interests of existing stockholders. Management of the Company expects to be devoting a significant amount of its attention in the near future to addressing the Company's immediate and longer term needs for the funds that are required in order to continue its business and maintain and develop its properties.

During 1996, the Company took certain actions designed to generate additional equity capital and improve its financial condition, including: (i) the negotiation by South Hampton Refining Company, an indirect wholly owned subsidiary of the Company ("South Hampton"), of an Amended and Restated Credit Agreement with Den norske Bank ASA, amending and restating the then outstanding credit agreement to provide for a revolving credit facility in an aggregate principal amount of up to $1,965,000; (ii) the restructuring of certain indebtedness of South Hampton owed to Saudi Fal Co., Ltd., a limited liability company owned by a stockholder of the Company ("Saudi Fal"), and American Shield Refining Company, a wholly owned subsidiary of the Company (the "Refining Company"), pursuant to promissory notes in the original principal amounts of $1,945,773.49 and $1,694,605.08, respectively, which promissory notes are subordinated to the Amended and Restated Credit Agreement with Den norske Bank ASA; (iii) approval by the Company's Board of Directors in June 1996 of the sale of up to 1 million shares of the Company's Common Stock through private placements at a price no less than $1.00 per share; (iv) the sale of 450,000 shares of the Company's Common Stock at $1.00 per share to a Saudi Arabian investor who is a stockholder of the Company and approval of the sale of an additional 450,000 shares of the Company's Common Stock at $1.00 per share to the same investor, the purchase price for such additional shares being payable in monthly installments of $100,000; and (v) approval of the sale of 50,000 shares of the Company's Common Stock to a Saudi Arabian investor.

The exploration licenses held by the Company for the Wadi Qatan and Jebel Harr areas in Saudi Arabia, by their terms, have expired, although officials of the Saudi Arabian government have provided verbal assurance to the Company that the licenses will be extended as long as exploratory work is being carried out on the areas which they cover. None of the related projects at Al Masane or the other interests in Saudi Arabia were being developed at December 31, 1996 and significant additional expenditures will be necessary before commercial operations are commenced. A substantial portion of the Company's total assets is comprised of the mineral acquisition, exploration and development costs in Saudi Arabia. The ultimate recoverability of these deferred costs cannot be determined at the present time. The Company holds the mining lease for the Al Masane area exclusively.

The 1996 update to the 1994 feasibility study shows the estimated total capital cost to bring the Al Masane project into production to be $88.6 million. At the present time, the Company does not have sufficient funds to bring the project into production.

To assist the Company in obtaining financing for the project, on March 27, 1995, the Company retained Carlyle SEAG of Washington, D.C. ("Carlyle") as the Company's financial advisor. On March 13, 1996, the agreement with Carlyle was terminated by mutual consent after Carlyle informed the Company that it had to withdraw as the Company's financial advisor because of a conflict of interest since the Carlyle Group, which owns Carlyle, advises the Saudi Arabian government on its offset program.

After the agreement with Carlyle was terminated, on May 20, 1996, the Company entered into a Financial and Legal Services and Advice Agreement with Nasir Ali Kadasah, for legal advice, and Dar Al Khaleej, a Saudi Arabian consulting company, for research and economic advice. The purpose of this agreement is for the two Saudi Arabian advisors to assist the Company in obtaining financing for the Al Masane project. To this end, the agreement contemplates that the Saudi Arabian advisors will perform the following:

     1. The formation of a Saudi limited liability company, "The Saudi Company for Mining Industries," 50% of which would be owned by the Company and the remaining 50% of which would be owned by Saudi Arabian investors who will contribute 25% of the capital cost of the project.

     2. Obtain an industrial license for the project from the Ministry of Industry and Electricity. This license is a necessary prerequisite for obtaining an interest-free loan from the Saudi Industrial Development Fund ("SIDF") to fund 50% of the capital cost of the project.

     3. Finalize the necessary procedures to obtain such loan from the SIDF, the application for which was submitted on September 30, 1995.

     4. Apply for and receive loans from commercial banks necessary to finance the project.

     5. Apply for and obtain the Ministerial Resolution from the Minister of Petroleum and Mineral Resources approving the transfer of the mining lease to the Saudi limited liability company.

The agreement provides that the Saudi Arabian advisors are solely responsible for the performance of the foregoing obligations and that the Company has no obligation therefor.

As consideration for performing these obligations, the Company has agreed to pay Mr. Kadasah and Dar Al Khaleej $10,000 each upon the issuance of the industrial license and Mr. Kadasah $10,000 upon approval of the loan by the SIDF. The Company has also agreed to issue to Mr. Kadasah and Mr. Tawfiq Abdulaziz Al-Sowailim, as agent for Dar Al Khaleej, up to 1,025,000 and 975,000 shares of the Company's Common Stock, respectively, and to grant Mr. Kadasah and Mr. Tawfiq Abdulaziz Al-Sowailim, as agent for Dar Al Khaleej, options to purchase up to 1,425,000 and 875,000 shares of the Company's Common Stock, respectively. The Company is obligated to issue such shares and grant such options in designated amounts upon completion of each of the foregoing obligations. The issuance of the shares would be for consideration consisting solely of services rendered to the Company. The options are immediately exercisable on the date of grant, have a five-year term commencing on the date of formation of the Saudi limited liability company and an exercise price of $1.00 per share.

The SIDF makes interest-free loans to industrial projects in Saudi Arabia and charges a 2.5% service fee. The Company believes that it may also be able to finance the remaining cost of the project through arrangements with suppliers and equipment manufacturers, custom smelters and additional debt or equity financing secured by the Company, however, there can be no assurances to that effect.

Pursuant to the mining lease agreement, when the profitability of the project is established, the Company is obligated to form a Saudi public stock company with Petromin. The Company will own 50% of the shares of the Saudi public stock company and Petromin no more than 25% of the shares. The remaining shares will be offered for sale in Saudi Arabia pursuant to a public subscription. Title to the mining lease and the other obligations specified in the mining lease will be transferred to the Saudi public stock company. Responsibility for the repayment of the $11 million loan from the Saudi Arabian government will remain with the Company. In December 1994, the Company received instructions from the office of the Minister of Petroleum and Mineral Resources stating that it is possible for the Company to form a Saudi company without Petromin but that the sale of stock to the Saudi public could occur only after two years of profits from commercial operations of the mine. The instructions added that Petromin will still have the right to purchase shares in the Saudi public stock company any time it desires.

On October 15, 1996, South Hampton entered into an Amended and Restated Credit Agreement (the "Credit Agreement") with Den norske Bank ASA (the "Bank"), amending and restating the then outstanding credit agreement to provide for a revolving loan facility in an aggregate principal amount of up to $1,965,000. The Bank's commitment to make funds available under the credit facility will be reduced by (i) $75,000 on the last day of each fiscal quarter commencing December 31, 1996 and (ii) the amount of any distribution by South Hampton to Saudi Fal, the Company, the Refining Company or Texas Oil and Chemical Co. II, a wholly owned subsidiary of the Refining Company ("TOCCO"), in excess of amounts permitted under the Credit Agreement. Advances under the Credit Agreement may not at any time exceed the lesser of the commitment or a borrowing base calculated based upon the cash collateral account, eligible accounts receivable and inventory. Interest is payable monthly in arrears on all outstanding advances under the credit facility at the Bank's prime lending rate, as in effect from time to time, plus 1%. Principal and accrued and unpaid interest are payable on December 31, 1998. Subject to certain conditions and South Hampton maintaining various financial covenants and ratios, the Credit Agreement permits South Hampton to make distributions to (i) Saudi Fal, the Company, the Refining Company and TOCCO for legal, auditing and accounting fees attributable to the operations of South Hampton in an annual aggregate amount not in excess of $60,000, (ii) Saudi Fal and the Company in respect of accrued interest on any debt owned by South Hampton to Saudi Fal or the Company in an amount not in excess of $17,500 per month and (iii) Saudi Fal and the Company in respect of principal on any debt owed by South Hampton to Saudi Fal or the Company. The Credit Agreement is secured by all of the assets of South Hampton and Gulf State Pipe Line Company, Inc., a wholly owned subsidiary of South Hampton ("Gulf State"), and all of the issued and outstanding shares of TOCCO, South Hampton and Gulf State. South Hampton is required to collect all receivables through a cash collateral account at a local bank. South Hampton was not in compliance with a certain financial covenant as of December 31, 1996, which noncompliance has been waived by the Bank.

In connection with South Hampton's entry into the Credit Agreement with the Bank, South Hampton issued a Second Lien Promissory Note to Saudi Fal and a Third Lien Promissory Note to the Refining Company in the original principal amounts of $1,945,773.49 and $1,694,605.08, respectively, evidencing certain indebtedness of South Hampton owed to such parties. The promissory notes bear interest at the Bank's prime lending rate, as in effect from time to time, plus 1%. Interest only is due and payable monthly on the promissory notes, and the entire unpaid balance of principal and accrued and unpaid interest is due on December 31, 1998. The promissory notes are secured by all of the assets of South Hampton and Gulf State. The promissory notes and related liens are subordinated to the Credit Agreement. The promissory note issued to the Refining Company and related liens are subordinate to the promissory note issued to Saudi Fal.

The Clean Air Act Amendments of 1990 have had a positive effect on the refinery's business as plastics manufacturers are searching for ways to use more environmentally acceptable solvents in their processes. Plastics manufacturers have historically used C6 hydrocarbons (hexanes) as coolants and catalyst carrying agents. There is a current trend among plastics manufacturers toward the use of lighter and more recoverable C5 hydrocarbons (pentanes) which are a large part of the refinery's product line. Management believes that the refinery's ability to manufacture high quality solvents in the C5 hydrocarbon market will provide the basis for growth over the next few years; however, there can be no assurance that such growth will occur. While the refinery continues to manufacture C6 solvents, its manufacturing of these solvents is being phased out. The Aromax(R) unit, which was jointly developed by the refinery and Chevron Research, has the ability to convert C6 hydrocarbons into benzene and other more valuable aromatic compounds, which was part of the reason the refinery participated in the Aromax(R) development project initially.

The Company's financial statements have been prepared assuming that the Company will continue as a going concern. The Company's current primary source of cash flow is attributable to the refinery which is fully dedicated to the repayment of debt and the funding of refinery operations. The Company is not presently generating any cash flow from any of its other activities. Management plans to fund future operations initially through sales of its Common Stock and borrowings. It is expected that the operations and obligations of the Company will be eventually funded from operations of the Al Masane mine. However, because of uncertainties with respect to future sales of Common Stock, obtaining suitable financing and reaching an agreement on the repayment of the loan to the Saudi Arabian government, there is substantial doubt about the Company's ability to continue as a going concern. The Company's financial statements do not include any adjustments that might result from the outcome of these uncertainties.

RESULTS OF OPERATIONS

  COMPARISON OF THE YEARS 1996 TO 1995

During the fiscal year ended December 31, 1996, the Company had a net loss of $390,896 compared to a net loss of $369,232 for the fiscal year ended December 31, 1995.

The gross refined product sales in 1996 of $21,367,438 was an increase of $3,625,576 from 1995 while the cost of sales in 1996 of $19,357,737 was an increase of $3,782,683 from 1995, resulting in a net margin decrease in 1996 of $157,107. After processing fee income, general and administrative expenses and depreciation and amortization, the operating loss of the Company in 1996 of $321,124 was $54,888 more than the operating loss in 1995 of $266,236. The net income for the refinery in 1996 of $134,391 was $225,210 less than the net income in 1995 of $359,601.

The refinery's net income in 1996 was not indicative of its performance for the year. The volume of refined products sold increased 18% to 24.5 million gallons versus 20.8 million gallons sold in 1995. The strong volume of sales reflected increased sales to existing customers and an increased marketing effort which resulted in new customers. The plastics industry continued to experience a steady demand which resulted in the continued growth in the volume of refined products sold. However for much of 1996 and particularly in the last two months of the year, gross and operating margins were weaker than the refinery had experienced in recent years. During the fourth quarter and particularly in November and December of 1996, feedstock prices and natural gas fuel prices increased to unusual high levels eroding the refinery's steady performance over the first ten months of the year. Sales commitments and competitive pressures did not allow the refinery to pass through the higher costs immediately, although by the first quarter of 1997 selling prices had been raised. The refinery's focus on producing products in the higher priced solvents markets allowed it to raise selling prices during the year although not enough to offset the total spike in feed costs at year end.

The primary feedstock of the refinery, natural gasoline, is the heavier liquid produced by natural gas processing plants and by LPG fractionators. Feedstock prices in 1996 were 10% higher than in 1995 resulting in reduced gross margins on sales. The chemical industry, particularly the ethylene crackers, continued to be the big user of natural gasoline in 1996 which contributed to the higher feedstock prices. Feedstock prices, which peaked during the period from November 1996 through February of 1997, have returned to their former levels and are expected to remain there for most of 1997.

The refinery has experienced a healthy growth in its toll processing business over the last three years and expects the opportunities to continue to develop, although there can be no assurances to that effect. Toll processing and tank rental fees were $297,757, $694,797 and $724,849 in 1994, 1995 and 1996, respectively. The increase in the toll processing business is indicative of the direction of the refining and petrochemical industries in the U.S. Many larger companies are "right sizing" and outsourcing smaller jobs and processes which have been formerly managed within their own facilities. The refinery has been in the toll processing business for over 30 years and has a good reputation in the industry for this type of work. Management intends to expand the refinery's involvement in this area as opportunities arise.

General and administrative expenses decreased by $88,261 to $2,284,422 in 1996 from $2,372,683 in 1995. This decrease was mostly attributable to a stock option expenses of $151,431 in 1995. Interest expense, which was practically all attributable to the debt of the refinery, decreased slightly by $32,567 from $369,546 in 1995 to $336,979 in 1996. This decrease was primarily due to a reduced amount of debt at the refinery in 1996.

The equity in losses of affiliate in 1995 and 1994 was attributable to the cost of maintaining the Nevada mining properties of Pioche Ely Valley Mines, Inc. ("Pioche"). In 1996, the Company concluded that its voting control of Pioche was no longer temporary and, therefore, the asset and liability amounts of Pioche have been consolidated into its financial statements. The minority interest in 1996 of $13,072 represents the Pioche minority shareholders portion of Pioche's 1996 loss. There has been no activity in several years on the Pioche properties primarily due to the lack of financing for claims to be explored and developed. Interest income in 1996 and 1995 was from the investment of temporary excess cash in time deposits in Saudi Arabia and a short-term investment by the refinery. In 1996 and 1995, there was no operating activity on any of the Saudi Arabia mining properties. Assuming financing can be obtained, the results of the 1996 update to the 1994 feasibility study contemplate that construction of an ore treatment plant and all infrastructure for a mining facility at Al Masane is estimated to take 18 months to complete at an estimated cost of $88.6 million, an increase of $7.3 million over the 1994 study estimate.

Miscellaneous income represents various items of other income which individually are not significant enough to warrant being separately disclosed. These items primarily include income from tank rentals, building rentals, commission income and occasional small asset sale proceeds. In 1996 and 1995, the refinery received $101,640 each year from the leasing of an office building. Tank rentals accounted for $78,000 in each year.

Primarily as a result of the Company's write-off of its total investment in the coal leases in 1988, the Company had net operating loss carryforwards of approximately $33.3 million at December 31, 1996, of which approximately $5.9 million is limited to any future net income of the coal company and approximately $1.7 million is limited to any future net income of the refinery. These carryforwards expire during the years 1997 through 2010. The Company has had negotiations with several companies toward the possible use of the coal company's carryforward amount, but no agreements have been reached.

At December 31, 1996, a total of approximately $1,490,000 in salaries and termination benefits accrued since 1971 was due to Company employees in Saudi Arabia in accordance with Saudi Arabian employment laws, which includes approximately $714,000 due to Hatem El-Khalidi, the Company's President and Chief Executive Officer. Accrued salaries and termination benefits to Company employees in Saudi Arabia and to Mr. El-Khalidi at December 31, 1995 were approximately $1,373,000 and $636,000, respectively. The payment of these amounts has been deferred until the Company's working capital position improves.

  COMPARISON OF THE YEARS 1995 TO 1994

During the fiscal year ended December 31, 1995, the Company had a net loss of $369,232 compared to net income of $2,852,306 for the fiscal year ended December 31, 1994.

The gross refined product sales in 1995 of $17,741,862 was an increase of $177,636 from 1994 while the cost of sales in 1995 of $15,575,054 was an increase of $1,824,304 from 1994, resulting in a net margin decrease in 1995 of $1,646,668. After processing fee income, general and administrative expenses and depreciation and amortization, the operating loss of the Company in 1995 of $266,236 was $2,571,862 less than the operating income in 1994 of $2,305,626. The net income for the refinery in 1995 of $359,605 was $3,154,593 less than the net income in 1994 of $3,514,194. Two refining company items contributed to the higher income in 1994: (i) operating income included $975,000 relating to the reversal of a charge in 1992 for potential expenses relating to litigation that was settled in

1994; and (ii) an extraordinary income item of $578,150 attributable to the settlement of an indebtedness owed to a vendor.

The refinery's net income in 1995 reflected the steady demand which the plastics industry experienced toward the end of 1994 and throughout 1995. Most of 1994 could be characterized as a period of rising prices, pent-up demand and high operating utilization rates with strong gross margins on feedstock costs. In comparison, the refinery's 1995 results reflect a 3% decrease in sales volume, from 21,430,000 gallons in 1994 to 20,798,000 gallons in 1995, and a 43%
reduction in gross margins. The refinery's sales continued to be solid with the majority of its products continuing to be placed into the higher priced specialty markets. Several new customers were added during 1995 and product sales attained a reasonable level of performance. The ability of the refinery to produce the highest quality products available in its field has enabled it to remain competitive even during the periods of low demand or high feedstock prices.

The primary feedstock of the refinery, natural gasoline, is the heavier liquid produced by natural gas processing plants and by LPG fractionators. Feedstock prices in 1995 were approximately 23% higher than in 1994 resulting in reduced gross margins. The chemical industry, primarily the ethylene crackers, continued to be a big user of natural gasoline in 1995 which contributed to the higher feedstock prices. Feedstock prices are expected to sustain 1995 levels throughout most of 1996.

The refinery has experienced a healthy growth in its toll processing business over the last three years and expects the opportunities to continue to develop, although there can be no assurances to that effect. Toll processing fees were $163,977, $200,757 and $616,796 in 1993, 1994 and 1995, respectively. The increase in the toll processing business is indicative of the direction of the refining and petrochemical industries in the U.S. Many larger companies are "rightsizing" and outsourcing smaller jobs and processes which might have been formerly managed in their own facilities. The refinery has been in the toll processing business for over 30 years and has a good reputation in the industry for this type of work. Management intends to expand the refinery's involvement in this area as opportunities arise.

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

The equity losses of affiliate in 1995 of $24,112 represented a decrease of $120,348 from 1994 and was applicable to the cost of maintaining the Nevada mining properties of Pioche. The 1994 loss was higher than usual due to an increased loss experienced by Pioche on the write-off of several unpatented claims that were considered to have no future value. There was no activity in 1995 and 1994 on the Pioche properties primarily due to the lack of financing for claims to be explored and developed. Interest income in 1995 and 1994 was from the investment of excess cash in time deposits in Saudi Arabia and a short-term investment by South Hampton. In 1995 and 1994, there was no operating activity on any of the Saudi Arabia mining properties. Assuming financing can be obtained, the results of the 1994 feasibility study contemplate that construction of an ore treatment plant and all infrastructure for a mining facility at Al Masane is estimated to take 18 months to complete. The 1994 feasibility study estimated the cost of the mining facility to be $81.3 million.

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

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Stockholders
Arabian Shield Development Company


We have audited the accompanying consolidated balance sheet of Arabian Shield Development Company and Subsidiaries as of December 31, 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Arabian Shield Development Company and Subsidiaries as of December 31, 1996, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's sources of cash flow in 1996 were the operations of its refinery and the proceeds from the sale of common stock. Cash flow from the refinery is dedicated to repaying debt and funding refinery operations. As discussed in Notes 5 and 7 to the financial statements, the majority of the Company's assets consist of costs related to the acquisition, exploration, and development of mineral interests in Saudi Arabia. The ability of the Company to develop these properties is dependent upon obtaining additional financing. As discussed in Note 9, the Company is obligated to the Saudi Arabian government for a loan in the amount of $11,000,000. The Company does not currently have the financial resources to pay this obligation and is attempting to reschedule the payment. Management's plans with regard to these matters are discussed in
Note 2. These matters raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 3, the Company adopted the consolidation method of accounting for its investment in Pioche-Ely Valley Mines, Inc. in 1996.



GRANT THORNTON LLP

Dallas, Texas
March 14, 1997

                       REPORT OF INDEPENDENT ACCOUNTANTS

To The Stockholders and Board of Directors of Arabian Shield Development Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Arabian Shield Development Company and its subsidiaries at December 31, 1995 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

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


PRICE WATERHOUSE LLP
---------------------------
PRICE WATERHOUSE LLP


Dallas, Texas
March 25, 1996

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                         December 31,
                                                   -------------------------
                  ASSETS                              1996          1995
                                                   -----------   -----------
CURRENT ASSETS
    Cash and cash equivalents in United States     $   209,251   $   302,039
    Short-term investments                             298,726       294,610
    Accounts receivable (net of allowance
       for doubtful accounts of $168,484 in
       1996 and $145,709 in 1995)                    2,643,691     1,791,821
    Inventories                                        565,346       430,732
                                                   -----------   -----------

                  Total current assets               3,717,014     2,819,202

CASH IN SAUDI ARABIA                                   176,039       396,809

REFINERY PLANT, PIPELINE AND EQUIPMENT - AT COST     5,758,852     5,563,776
LESS ACCUMULATED DEPRECIATION                        2,911,823     2,557,454
                                                   -----------   -----------

REFINERY PLANT, PIPELINE AND EQUIPMENT, NET          2,847,029     3,006,322

AL MASANE PROJECT                                   32,882,838    30,897,883

OTHER INTERESTS IN SAUDI ARABIA                      2,431,248     2,431,248

MINERAL PROPERTIES IN THE UNITED STATES              1,418,615          --

INVESTMENT IN AND ADVANCES TO
    PIOCHE-ELY VALLEY MINES, INC                          --         239,032

GOODWILL                                               117,598       397,902

OTHER ASSETS                                           505,566       617,019
                                                   -----------   -----------

                  TOTAL ASSETS                     $44,095,947   $40,805,417
                                                   ===========   ===========

       The accompanying notes are an integral part of these statements.

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

                                                                        December 31,
                                                               ----------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY                              1996            1995
                                                               ------------    ------------
CURRENT LIABILITIES
    Accounts payable                                           $  1,408,677    $    674,641
    Accrued liabilities                                             520,445         617,995
    Accrued liabilities in Saudi Arabia                           1,174,229       1,011,980
    Notes payable                                                11,375,780      15,086,191
    Current portion of long-term debt                               992,729          78,090
    Current portion of long-term obligations                        150,904          20,285
                                                               ------------    ------------

                  Total current liabilities                      15,622,764      17,489,182

LONG-TERM DEBT                                                    3,544,112         708,534

LONG-TERM OBLIGATIONS                                                35,009         185,875

ACCRUED LIABILITIES IN SAUDI ARABIA                                 714,143         636,047

DEFERRED REVENUE                                                    129,685         145,189

COMMITMENTS AND CONTINGENCIES                                          --              --

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY                      1,003,590            --

STOCKHOLDERS' EQUITY
    Common stock, authorized 40,000,000 shares of $.10
       par value: issued and outstanding, 20,956,494 shares
       in 1996 and 20,206,494 shares in 1995                      2,095,649       2,020,649
    Additional paid-in capital                                   34,932,700      33,210,750
    Receivables from stockholders                                  (126,000)       (126,000)
    Accumulated deficit                                         (13,855,705)    (13,464,809)
                                                               ------------    ------------

                  Total stockholders' equity                     23,046,644      21,640,590
                                                               ------------    ------------

                  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $ 44,095,947    $ 40,805,417
                                                               ============    ============


       The accompanying notes are an integral part of these statements.

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  For the three years ended December 31, 1996


                                                               1996            1995            1994
                                                           ------------    ------------    ------------
Revenues
    Refined product sales                                  $ 21,367,438    $ 17,741,862    $ 17,564,226
    Processing fees                                             646,848         616,796         200,757
                                                           ------------    ------------    ------------
                                                             22,014,286      18,358,658      17,764,983

Operating costs and expenses
    Cost of refined product sales and processing             19,357,737      15,575,054      13,750,750
    General and administrative                                2,284,422       2,372,683       2,036,470
    Depreciation and amortization                               693,251         677,157         647,137
    Litigation                                                     --              --          (975,000)
                                                           ------------    ------------    ------------

                                                             22,335,410      18,624,894      15,459,357
                                                           ------------    ------------    ------------

Operating income (loss)                                        (321,124)       (266,236)      2,305,626

Other income (expense)
    Interest income                                              25,310          33,395          56,491
    Interest expense                                           (336,979)       (369,546)       (347,364)
    Minority interest                                            13,072            --              --
    Equity in losses of affiliate                                  --           (24,112)       (114,460)
    Miscellaneous income                                        228,825         257,267         443,836
                                                           ------------    ------------    ------------

Income (loss) before income taxes and extraordinary item       (390,896)       (369,232)      2,314,129

Income tax expense                                                 --              --           (39,973)
                                                           ------------    ------------    ------------

Income (loss) before extraordinary item                        (390,896)       (369,232)      2,274,156

Extraordinary item                                                 --              --           578,150
                                                           ------------    ------------    ------------

Net income (loss)                                          $   (390,896)   $   (369,232)   $  2,852,306
                                                           ============    ============    ============

Per common share
    Income (loss) before extraordinary item                $      (0.02)   $      (0.02)   $       0.11
    Extraordinary item                                             --              --              0.03
                                                           ------------    ------------    ------------

    Net income (loss)                                      $      (0.02)   $      (0.02)   $       0.14
                                                           ============    ============    ============

Weighted average number of common shares outstanding         20,286,208      20,030,434      20,027,881
                                                           ============    ============    ============




        The accompanying notes are an integral part of these statements.

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                        Common stock               Additional     Receivables
                                  ----------------------------       paid-in         from          Accumulated
                                    Shares           Amount          capital      stockholders      deficit           Total
                                  ------------    ------------    ------------    ------------    ------------    ------------
December 31, 1993                   20,014,494    $  2,001,449    $ 32,886,519    $   (326,000)   $(15,947,883)   $ 18,614,085

    Common stock and common
       stock subscriptions sold         14,000           1,400          12,600            --              --            14,000
    Payment on stockholder
       receivables                        --              --              --            50,000            --            50,000
    Net income                            --              --              --              --         2,852,306       2,852,306
                                  ------------    ------------    ------------    ------------    ------------    ------------

December 31, 1994                   20,028,494       2,002,849      32,899,119        (276,000)    (13,095,577)     21,530,391

    Common stock and common
       stock subscriptions sold        278,000          27,800         250,200            --              --           278,000
    Payment on stockholder
       receivables                        --              --              --            50,000            --            50,000
    Write-off of stockholder
       receivable                     (100,000)        (10,000)        (90,000)        100,000            --              --
    Stock options issued               151,431         151,431
    Net loss                              --              --              --              --          (369,232)       (369,232)
                                  ------------    ------------    ------------    ------------    ------------    ------------

December 31, 1995                   20,206,494       2,020,649      33,210,750        (126,000)    (13,464,809)     21,640,590

    Common stock sold                  450,000          45,000         405,000            --              --           450,000
    Common stock issued
       for services                    300,000          30,000         520,000            --              --           550,000
    Stock options issued                  --              --           796,950            --              --           796,950
    Net loss                              --              --              --              --          (390,896)       (390,896)
                                  ------------    ------------    ------------    ------------    ------------    ------------

December 31, 1996                   20,956,494    $  2,095,649    $ 34,932,700    $   (126,000)   $(13,855,705)   $ 23,046,644
                                  ============    ============    ============    ============    ============    ============



         The accompanying notes are an integral part of this statement.

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  For the three years ended December 31, 1996

                                                                    1996           1995           1994
                                                                 -----------    -----------    -----------
Operating activities
    Net income (loss)                                            $  (390,896)   $  (369,232)   $ 2,852,306
    Adjustments for non-cash transactions
       Depreciation and amortization                                 693,251        677,157        647,137
       Equity in losses of affiliate                                    --           24,112        144,460
       Stock options issued                                             --          151,431           --
       Extraordinary item                                               --             --         (578,150)
    Effects of changes in
       Decrease (increase) in accounts receivable                   (845,570)      (388,839)       101,134
       Decrease (increase) in inventories                           (134,614)        40,342        175,965
       Decrease in other assets                                      135,287         87,016         30,052
       (Decrease) increase in accounts payable and
          accrued liabilities                                        454,810       (267,830)      (821,334)
       Decrease in deferred revenue                                  (15,504)       (15,504)       (15,504)
    Other                                                            (70,529)       (12,190)       (82,078)
                                                                 -----------    -----------    -----------

                  Net cash provided by (used for) operating
                        activities                                  (173,765)       (73,537)     2,453,988
                                                                 -----------    -----------    -----------

Investing activities
    Additions to short-term investments                               (4,116)      (291,915)      (243,770)
    Proceeds from sale of short-term investments                        --          255,787           --
    Additions to Al Masane Project                                  (451,110)      (785,751)      (743,709)
    Additions to refinery plant, pipeline and equip                 (195,076)      (153,235)      (279,122)
    Decrease in cash in Saudi Arabia                                 220,770         34,167      1,257,042
    Increase (decrease) in accrued liabilities in Saudi Arabia        53,450        276,366       (105,276)
                                                                 -----------    -----------    -----------

                  Net cash used for investing activities            (376,082)      (664,581)      (114,835)
                                                                 -----------    -----------    -----------

Financing activities
    Common stock issued for cash                                     450,000           --             --
    Decrease in receivables from stockholders                           --           50,000         50,000
    Additions to notes payable and long-term obligations             445,773        721,000           --
    Reduction of notes payable and long-term obligations            (438,714)      (809,192)    (1,429,632)
                                                                 -----------    -----------    -----------

                  Net cash provided by (used for) financing
                       activities                                    457,059        (38,192)    (1,379,632)
                                                                 -----------    -----------    -----------

Net increase (decrease) in cash                                      (92,788)      (776,310)       959,521

Cash and cash equivalents at beginning of year                       302,039      1,078,349        118,828
                                                                 -----------    -----------    -----------

Cash and cash equivalents at end of year                         $   209,251    $   302,039    $ 1,078,349
                                                                 ===========    ===========    ===========



       The accompanying notes are an integral part of these statements.

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 1 - BUSINESS AND OPERATIONS OF THE COMPANY

    Since its organization on May 4, 1967, the principal activity of Arabian Shield Development Company (the "Company") has been the exploration and development of mineral deposits in Saudi Arabia (Note 7). In February 1986, the Company purchased all of the issued and outstanding capital stock of Dorchester Coal Company, which was subsequently renamed American Shield Coal Company (the "Coal Company") and is currently dormant. The Company, through its wholly-owned subsidiary American Shield Refining Company (the "Refining Company"), owns all of the outstanding common stock of Texas Oil and Chemical Company II, Inc. ("TOCCO"). South Hampton Refining Company ("South Hampton") is a wholly-owned subsidiary of TOCCO, and Gulf State Pipe Line Company, Inc. ("Gulf State") is a wholly-owned subsidiary of South Hampton. The principal assets of TOCCO and its subsidiaries are a specialty products refinery located outside of Beaumont, Texas, which currently processes light naphtha feedstock, and 50 miles of natural gas and product pipelines which connect the refinery to supplies and a marine terminal on the Gulf of Mexico. The Company also owns 46% of Pioche-Ely Valley Mines, Inc. ("Pioche") which owns mineral deposits in Nevada (Note
    8). Pioche is consolidated for financial statement purposes at December 31, 1996.

NOTE 2 - GOING CONCERN

    The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company's sources of cash flow in 1996 were the operations of South Hampton and the proceeds from a stock sale to a Saudi Arabian investor. The Company is not currently generating cash flow from any other activities. As the cash flow attributable to South Hampton is fully dedicated to repayment of debt and funding of refinery operations (described in Note 9), the cash flow attributable to South Hampton currently is not adequate to support the Company's operations. As described in Note 9, the Company is liable to the Saudi Arabian government for an $11,000,000 loan. The Company does not currently have the financial resources to pay this obligation.

    Management plans to fund future operations initially through sales of its common stock and borrowings. It is expected that the operations and obligations of the Company will be eventually funded from operations of the Al Masane mine. However, because of uncertainties with respect to future sales of common stock, obtaining suitable financing, and reaching an agreement on the repayment of the loan to the Saudi Arabian government, there is substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION - The Company consolidates all subsidiaries for which it has majority ownership or voting control which is other than temporary. All material intercompany accounts and transactions are eliminated.

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

    As discussed in Note 8, the Company owns 46% of Pioche and has had voting control for a number of years as a result of a loan which is collateralized by 9% of the outstanding common stock of Pioche. In 1996, the Company concluded that its voting control of Pioche was no longer temporary. Therefore, Pioche has been consolidated in 1996. The financial statements for 1995 and 1994, which account for the investment in Pioche on the equity method, have not been restated.

    CASH AND CASH EQUIVALENTS - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

    SHORT-TERM INVESTMENT - At December 31, 1996 and 1995, the Company held a United States treasury bill with an original maturity of less than one year. The Company intends to hold this investment to maturity.

    INVENTORIES - Refined products and feedstock are recorded at the lower of cost, determined on the last-in, first-out method (LIFO), or market.

    MINERAL EXPLORATION AND DEVELOPMENT COSTS - All costs related to the acquisition, exploration, and development of mineral deposits are capitalized until such time as (1) the Company commences commercial exploitation of the related mineral deposits at which time the costs will be amortized, (2) the related project is abandoned and the capitalized costs are charged to operations, or (3) when any or all deferred costs are permanently impaired. At December 31, 1996, none of the projects described in Notes 7 and 8 had reached the commercial exploitation stage. No indirect overhead or general and administrative costs have been allocated to any of the projects. In 1996 the Company adopted Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and has concluded that there was no impairment at December 31, 1996.

    REFINERY PLANT, PIPELINE AND EQUIPMENT - Refinery plant, pipeline, buildings and equipment are being depreciated using the straight-line method over useful lives of 3 to 15 years. Maintenance and repairs are charged to expense. Renewals and betterments are capitalized.

    OTHER ASSETS - Other assets include catalysts used in refinery operations, prepaid expenses and certain refinery assets which are being leased to a third party.

    ENVIRONMENTAL LIABILITIES - Remediation costs are accrued based on estimates of known environmental remediation exposure. Such accruals are recorded even if uncertainties exist over the ultimate cost of the remediation. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred.

    DEFERRED REVENUE - Deferred revenue represents funds advanced by a supplier and customer for equipment purchases and is being amortized over a 15 year period.

    STATEMENTS OF CASH FLOWS - On the statements of cash flows, cash includes cash held in the United States. Significant noncash changes in financial position in 1996 include a restructure of debt to include $445,773 of accrued interest in the loan principal, as well as the issuance of stock and options for services, valued at

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

    a total of $1,346,950, which is capitalized as a cost of the Al Masane Project (Note 7). Transactions of this type in 1995 include the write-off of a stockholder receivable to purchase 100,000 shares of common stock at $1.00 per share and the issuance of 278,000 shares of common stock at $1.00 per share for the cancellation of $278,000 of indebtedness (Note 10). Transactions of this type in 1994 include the issuance of 14,000 shares of common stock in exchange for the cancellation of $14,000 of indebtedness (Note 11).

    HEDGING PROGRAM - In July 1994, South Hampton established a hedging program to help decrease the volatility of the price of fuel gas to the refinery. South Hampton purchased several commodity based derivative futures contracts during 1994. Gains and losses related to these contracts are recognized when the contracts expire. The natural gas market suffered severe price declines in the last few months of 1994 and into 1995, which resulted in net recognized losses of $101,000 in 1995 and $117,000 in 1994. These losses are included as a cost of refined product sales and processing in the consolidated statements of operations. Since the fuel prices decreased in 1995 and were expected to soften in the next year or two, the hedging program was discontinued in June 1995.

    PER SHARE DATA - Net income (loss) per share has been computed on the basis of the weighted average number of shares of common stock outstanding during the year.

    FOREIGN CURRENCY - Assets and liabilities denominated in foreign currencies, principally Saudi Riyals, are translated at rates in effect at the time the transaction occurs. There has been no significant change in the exchange rate for Saudi Riyals to the United States dollar during the period covered by these financial statements. Due to the stability of the Saudi Riyal, the Company feels it has no material exposure to foreign currency risks and does not employ any practices to minimize any such risks. It is anticipated that its products in Saudi Arabia will be sold in US dollars.

    GOODWILL - Goodwill acquired in connection with the acquisition of TOCCO in 1987 is being amortized over ten years. The amounts reflected in the balance sheet are net of accumulated amortization of $2,655,925 and $2,378,785 at December 31, 1996 and 1995, respectively. The Company periodically reviews goodwill for any permanent impairment in value or life.

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

    STOCK-BASED COMPENSATION - Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("Statement No. 123") is effective for 1996. Statement No. 123 establishes accounting and reporting standards for various stock-based compensation plans. Statement No. 123 encourages the adoption of a fair value based method of accounting for employee stock options, but permits continued application of the accounting method prescribed by Accounting Principles Board Opinion No. 25 ("Opinion 25"), "Accounting for Stock Issued to Employees." Entities that continue to apply the provisions of Opinion 25 are required to make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied. Refer to Note 11.

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTE 4 -  FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT
          RISK

    At December 31, 1996, the Company's financial instruments included cash, cash equivalents, investments, accounts receivable, current obligations, and noncurrent liabilities. The fair values of these items approximates their carrying amounts at December 31, 1996. Accrued liabilities in Saudi Arabia consist primarily of accrued salary and benefits. Payment of these items is contingent on the Company's ability to obtain future financing. As such, a fair value cannot be reasonably estimated.

    Financial instruments that are potentially subject to concentrations of credit risk consist of cash equivalents, short-term investments, and trade accounts receivable. The Company places its cash equivalents and short-term investments with high credit quality financial institutions.

    South Hampton, the Company's only revenue producing asset, sells its products primarily to companies in the chemical and plastics industry. Downturns in these industries could negatively impact refinery operations in the future. South Hampton does not require collateral on its outstanding accounts receivable balances. South Hampton's largest customer accounted for 17%, 25% and 13% of total sales in 1996, 1995 and 1994, respectively.

NOTE 5 - CONTINGENCIES

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

    A major component of the Company's activities relates to the acquisition, exploration and development of mineral deposits. There can be no assurance that the Company will successfully develop any of the properties described in Notes 7 and 8, and, if developed, whether the mineral acquisition, exploration and development costs incurred will ultimately be recovered. The recovery of such costs is dependent upon a number of future events, some of which are beyond the control of the Company. The ability of the Company to develop any of these properties is dependent upon obtaining additional financing as may be required and, ultimately, its financial success depends on its ability to attain successful operations from one or more of its projects.

    South Hampton, is a defendant in two lawsuits in two district courts in Jefferson County, Texas brought on July 21, 1993 and July 18, 1994 by two former employees of the Goodyear Tire & Rubber Company, seeking unspecified actual and punitive damages for certain alleged illness and diseases resulting from alleged exposure to certain chemicals during their employment with Goodyear. One of these lawsuits was settled in March 1997. The cost to the Company, net of expected insurance recovery, is not significant. The outcome of the remaining lawsuit is not expected to have a material effect on the Company's financial position, results of operations or liquidity.

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTE 5 - CONTINGENCIES - CONTINUED

    South Hampton has been spending an increased amount of time and expense on environmental and regulatory functions and compliance. It is South Hampton's policy to accrue costs associated with regulatory compliance when those costs are reasonably determinable. In 1993, while remediating a small spill area, The Texas Natural Resources Conservation Commission ("TNRCC") requested that the refinery drill a well to check for groundwater contamination under the spill area. The well disclosed a pool of hydrocarbons on top of the groundwater under a truck loading rack area. An analysis of the material indicated that the hydrocarbons were produced more than fifteen years ago when the refinery was in the business of processing crude oil. Consulting engineers were hired to help evaluate the size and location of the pool. Monitoring wells were drilled around the perimeter of the refinery property and it was determined that there was no migration of hydrocarbons off the Company's property. Two large pools were located, one under the South Hampton's historic refinery site and one under property which had been purchased from an independent gas producer in 1981. The west plant site had previously been the site of a natural gas processing plant operated by Sinclair, Arco and others. The TNRCC has been cooperating in the investigation and cleanup. Due to the apparent age of the material, no fine or enforcement action is expected. A site assessment plan was completed and approved in November 1995. Cleanup expenditures through 1996 were approximately $153,500, and an additional $60,000 was accrued at December 31, 1996. The consulting engineers expect approximately 10,000 barrels of recoverable material will be available to South Hampton for use in their refining process, but no accrued income has been recorded due to the uncertainties relating to the recovery process.

    In November 1996, South Hampton agreed to a proposed settlement with the TNRCC's Air Permit Section for various alleged violations occurring during the 1991 though 1994 inspections. An agreed fine of $50,000 will be paid over a period of ten months and an amount adequate to cover the remaining amounts to be paid was accrued as of December 31, 1996. South Hampton vigorously denied many of the allegations in the settlement document, but determined that to further protest the TNRCC's interpretation and application of the rules would ultimately result in higher expenses.

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTE 5 - CONTINGENCIES - CONTINUED

    In addition to the various Environmental Protection Agency and TNRCC air, water and solid waste regulations, South Hampton is also subject to the regulations of the U.S. Department of Transportation, the Occupational, Health and Safety Administration and the Texas General Land Office, among others. In response to various regulations from these and other agencies, South Hampton has developed OPA-90 Emergency Response Plans for the pipeline and the refinery, and is in the process of voluntarily adopting the requirements of the OSHA Process Safety Management rules. Approximately $35,000 and $80,000 was spent in 1996 and 1995, respectively, on development of this OSHA program. The program is approximately 75% completed and is expected to be completed in 1997 at an additional cost of about $25,000. Due to the uncertain timing and scope of the additional work, no accruals have been provided.

    The Company has not made all of the surface rental payments due to the government of Saudi Arabia under the terms of the Al Masane Project lease. At December 31, 1996, the past due amount of these rent payments was approximately $309,000. In addition, the Company has not complied with certain statutory reporting requirements in Saudi Arabia. Management of the Company believes that the lack of compliance with these requirements will not have any effect on the Company's planned operations in Saudi Arabia.

    At December 31, 1996, South Hampton had a $100,000 letter of credit in support of payment for purchases of natural gas used in the refinery from its main supplier.

NOTE 6 - INVENTORIES

    Inventories include the following:

                                          December 31,
                                      ---------------------
                                        1996        1995
                                      ---------   ---------
       Refinery feedstock             $    --     $  59,358
       Refined products                 565,346     371,374
                                      ---------   ---------

          Total inventories           $ 565,346   $ 430,732
                                      =========   =========

    In 1994, liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years decreased cost of goods sold and increased net income by approximately $57,000.

    At December 31, 1996, current cost exceeded LIFO value by approximately $163,000. At December 31, 1995, current cost approximated LIFO value.

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTE 7 - MINERAL EXPLORATION AND DEVELOPMENT COSTS IN SAUDI ARABIA

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

    In 1971, the Saudi Arabian government awarded exploration licenses to the Company and National Mining Company ("NMC"), a Saudi Arabian company, for the Al Masane Project, Wadi Qatan and Jebel Harr areas. The Company and NMC also obtained written authority to explore an area of 1,100 square kilometers surrounding Al Masane ("Greater Al Masane"). An exploration license for the Greater Al Masane area has been applied for and verbally approved by the Saudi Arabian government (unaudited).

    In 1992, NMC relinquished its rights to the exploration license and the mining lease in the Al Masane area, and assigned them to the Company. The Company accepted the conditions set by the Saudi Arabian government in a letter dated March 30, 1992. In connection with NMC's assignment of its interest to the Company, the Company agreed to provide for public subscription in Saudi Arabia 50% of the capital of the Project at such time as the Project proves to be profitable. Subsequently, a formal Mining Lease Agreement assigning the lease solely to the Company was initialed by the Company and the Ministry on October 4, 1992.

    Since NMC assigned its 50% interest in the exploration license and any resulting mining lease to the Company, the Company is solely responsible for the repayment of an $11 million interest-free loan from the Saudi Arabian government, the proceeds of which were used to fund the Project. The loan was scheduled to be repaid in ten annual installments beginning in 1984. None of the scheduled payments have been made. Pursuant to Article 18 of the Mining Lease Agreement, the Company will repay the loan in accordance with a repayment schedule to be agreed upon with the Saudi Arabian government. As noted below, the mining lease was granted in 1993. However, a rescheduling of the loan payments has not yet been negotiated. All of the Company's assets in Saudi Arabia are pledged as collateral for the loan.

    The Company has held exploration licenses for the Wadi Qatan and Jebel Harr areas in Saudi Arabia. Although the licenses have expired, the Saudi Arabian government has verbally advised the Company that they will be extended as long as mineral exploration is being carried out on the areas which they cover. When financing for the Al Masane project is completed, the Company anticipates applying for an exploration license for an area of 2,800 square kilometers which will include the original Greater Al Masane area plus the Wadi Qatan and Jebel Harr areas. Although the licenses were originally awarded jointly to the Company and NMC, the exploration work has been carried on exclusively by the Company. NMC has verbally advised the Company that it has relinquished its rights in these areas; therefore, the Company intends to obtain the license extensions in the name of the Company only. The Company has had positive results from its exploration work at these sites; however, it has directed limited amounts of time and resources to them in recent years while it negotiated with the Saudi government for the Al Masane lease. The Company does not intend to abandon these sites.

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTE 7 -  MINERAL EXPLORATION AND DEVELOPMENT COSTS IN SAUDI ARABIA -
          CONTINUED

    On April 26, 1993, the Council of Ministers passed a resolution granting the Company a mining lease for the Al Masane Project, and on May 22, 1993, a Royal Decree was issued by the King. The initial period of the mining lease is 30 years, which can be renewed for another period or periods, not to exceed 20 years. The lease area is 44 square kilometers in size. The lease agreement stipulates that the Company is to pay the Saudi government a surface rental of approximately $117,000 a year. The Company made the first year's payment in August 1993. All subsequent payments, which amount to $309,000 at December 31, 1996, are being deferred until a Saudi limited liability company is formed and the mining lease is transferred to it. The Company will own 50% of this new company, which will operate the Project when approval is received for the loan from the Saudi Industrial Development Fund ("SIDF"), which was applied for on September 30, 1995. The lease agreement also stipulates that, after two years of profitable mine operations, a Saudi public stock company will be formed in which the limited liability company will transfer its interest in the Al Masane Project. The Company will own 50% of the stock in the public stock company. The Petroleum and Mineral Organization ("PETROMIN"), a company wholly-owned by the Saudi government, has an option to acquire up to 25% of the stock and the remaining interests not owned by the Company or acquired by PETROMIN are to be put out for public subscription to Saudi citizens.

    On March 27, 1995, the board of directors approved a Letter of Agreement between the Company and Carlyle SEAG ("Carlyle"), whereby Carlyle had been retained as the Company's financial advisor in connection with the Al Masane mining project. In March 1996, the agreement with Carlyle was terminated by mutual consent.

    On May 20, 1996, the Company entered into a Financial and Legal Services and Advice Agreement with two Saudi Arabian advisors to provide the following services in connection with the Al Masane mining project: (1) the formation of a Saudi limited liability company with the necessary capital to purchase the Company's interest in the mining lease and to pay its share of the project costs, (2) to finalize the required procedures for the issuance of an industrial license, (3) to finalize the necessary procedures to obtain the loan from the SIDF, (4) to apply for and receive loans from commercial banks necessary to finance the project and (5) to apply and obtain approval for the transfer of the mining lease to the limited liability company. As consideration for their services, the Company agreed to pay the two advisors $10,000 each for the issuance of the industrial license and to pay one of them $10,000 upon approval of the loan by the SIDF. The Company has also agreed to issue them up to 2,000,000 shares of the Company's common stock and to grant them options to purchase up to 2,300,000 shares of the Company's common stock. The Company is obligated to issue such shares and options in designated amounts upon completion of each of the foregoing services. The options will have a five-year term commencing on the date of formation of the Saudi limited liability company with an exercise price of $1.00 per share. On December 3, 1996, the industrial license was issued to the Company and its Saudi Arabian advisors, and the Company was obligated at December 31, 1996 for the payment of $20,000 in cash and the issuance of 300,000 shares of common stock and stock options for 345,000 shares at $1.00 per share.

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTE 7 -  MINERAL EXPLORATION AND DEVELOPMENT COSTS IN SAUDI ARABIA -
          CONTINUED

    Phase I of the work on the Project (sinking shaft, tunneling and drilling) was completed in April 1981. Since that time, there have been a series of project feasibility studies in 1982, 1984, 1989, 1992, and 1994, conducted by Watts, Griffis and McOuat Limited, consulting geologist, indicating the commercial viability of the Project. The 1994 report, and an update prepared in 1996, estimates proven and probable reserves of copper, zinc, silver and gold of 7.2 million tonnes in the Project with the potential to increase these reserves with further exploration. The report projects production of the proven and probable reserves over a twelve-year period. The cash flow projection was made based on the assumption that 50% of the financing of the project will come from loans from the Saudi Industrial Development Fund, 25% from bank loans, and 25% from equity financing of the new Saudi limited liability company. Revenues were estimated utilizing projected mineral prices from a third party pricing expert. The report projected positive net cash flows to the Company of $37 million over the life of the Project. According to the provisions of Article 46 of the Saudi Mining Code, no taxes will be payable to the Saudi government during the first stage of operations on a mining lease, which is the period of five years starting from the earlier of (a) the date of the first sale of products or (b) the beginning of the fourth year since the issue of the lease.

    Deferred development costs of the Al Masane Project at December 31, 1996, 1995 and 1994, and the changes in these amounts for each of the three years then ended are detailed below:

                                   Balance at                  Balance at                 Balance at
                                  December 31,   Activity     December 31,   Activity     December 31,   Activity
                                     1996        for 1996        1995        for 1995        1994        for 1994
                                  -----------   -----------   -----------   -----------   -----------   -----------
     Property and equipment:
        Mining equipment          $ 2,160,206                 $ 2,160,206                 $ 2,160,206
        Construction costs          3,140,493                   3,140,493                   3,140,493
                                  -----------                 -----------                 -----------

           Total                    5,300,699                   5,300,699                   5,300,699

     Other costs:
        Labor, consulting
           services and project
           administration costs    18,582,773   $ 1,942,586    16,640,187   $   616,912    16,023,275   $   237,908
        Materials and
           maintenance              6,167,924           914     6,167,010         5,326     6,161,684           683
        Feasibility study           2,831,442        41,455     2,789,987       163,513     2,626,474       505,118
                                  -----------   -----------   -----------   -----------   -----------   -----------

           Total                   27,582,139     1,984,955    25,597,184       785,751    24,811,433       743,709
                                  -----------   -----------   -----------   -----------   -----------   -----------

                                  $32,882,838   $ 1,984,955   $30,897,883   $   785,751   $30,112,132   $   743,709
                                  ===========   ===========   ===========   ===========   ===========   ===========

    The deferred development costs of the "Other interests in Saudi Arabia", in the total amount of approximately $2.4 million, consist of approximately $1.5 million associated with the Greater Al Masane area and the balance of approximately $900,000 is associated primarily with the Wadi Qatan and Jebel Harr areas. These costs have not changed since 1993. In the event an exploration license for these areas is not granted, the entire amount of deferred development costs relating thereto would be written off.

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTE 7 -  MINERAL EXPLORATION AND DEVELOPMENT COSTS IN SAUDI ARABIA -
          CONTINUED

    Since cash in Saudi Arabia is generally intended for the support and development of the Saudi Arabian projects, a long-term asset, such cash and certain associated liabilities relating to the Saudi Arabian projects have been classified as noncurrent. Cash in Saudi Arabia includes time deposits of $0 and $300,735 at December 31, 1996 and 1995, respectively.


NOTE 8 - MINERAL PROPERTIES IN THE UNITED STATES

    The Company has voting rights of approximately 55% and directly owns approximately 46% of the outstanding common stock of Pioche. During 1988, 634,223 shares of Pioche stock were deemed acquired through in-substance foreclosure on a $114,537 note due from the issuer's estate. The original date of the note was May 31, 1985, and the note was due on May 31, 1995; however, management of the Company extended the due date to December 31, 1998 to allow the estate the opportunity to pay off the note. Until the note is paid, the Company has the voting rights to these shares. At this time, it is not possible to determine whether the issuer's estate will be able to repay the note when due. If the note is not repaid, the Company could take ownership of the shares. At December 31, 1996, the Company determined the loan was not likely to be repaid, and has consolidated the accounts of Pioche in the accompanying financial statements for 1996. Previously, the investment in Pioche was accounted for on the equity method. The consolidation of Pioche increased total assets at December 31, 1996 by approximately $1,200,000 and had no effect on the net loss reported for 1996.

    The principal assets of Pioche are an undivided interest in 48 patented and 84 unpatented mining claims and a 300 ton-per-day mill located on the aforementioned properties in the Pioche Mining District in southeastern Nevada. Due to the lack of capital , the properties held by Pioche have not been commercially operated for approximately 35 years. During 1994, Pioche attempted to drill a core hole on this property. The core hole was intended to go down to 1,500 feet but encountered formation problems at 700 feet and further drilling had to be abandoned. A new site will be selected and management expects a second core hole to be drilled when financing becomes available. In late 1996, Pioche was extended a proposal from a prominent mining company for the lease of its mining claims. This proposal is currently being negotiated.

    In August 1993, Pioche entered into a lease of the Wide Awake mine property. This agreement stipulated a 6% royalty on net smelter returns with no annual rental required. The lease commenced on October 1, 1993, for a primary term of twenty-seven months (to December 31, 1995). In August 1995, it was agreed by all parties concerned that the lease be extended for one year to December 31, 1996, under the same terms. No significant work took place on the property and no royalties were earned. The lease was not extended and it has expired. In 1995, the Company received an extension of its option to buy 720,000 shares (approximately 10% of the outstanding shares) of Pioche common stock at $0.20 per share. The option expires on June 1, 1997.

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTE 9 - NOTES PAYABLE, LONG-TERM DEBT AND LONG-TERM OBLIGATIONS

    Notes payable, long-term debt and long-term obligations at December 31 are summarized as follows:

                                                           1996             1995
                                                        ------------    ------------
Notes payable:
   Revolving bank note.  See (A)                        $       --      $  2,222,911
   Secured note to Saudi Arabian government.  See (B)     11,000,000      11,000,000
   Unsecured note to a Saudi company.  See (C)                  --         1,500,000
   Unsecured note to a Saudi investor.  See (D)               13,280          13,280
   Unsecured note to a Saudi investor.  See (E)              350,000         350,000
   Other                                                      12,500            --
                                                        ------------    ------------

       Total                                            $ 11,375,780    $ 15,086,191
                                                        ============    ============

Long-term debt:
   Revolving bank note. See (A)                         $  1,890,000    $       --
   Unsecured note to a Saudi company. See (C)              1,945,773            --
   Unsecured notes to foreign investors. See (F)             598,000         598,000
   Bank note.  See (G)                                       103,068         188,624
                                                        ------------    ------------

       Total                                               4,536,841         786,624

   Less current portion                                     (992,729)        (78,090)
                                                        ------------    ------------

       Total                                            $  3,544,112    $    708,534
                                                        ============    ============

Long-term obligations:
   Noninterest-bearing note to a supplier and
       customer for capital improvements.  See (H)      $    128,683    $    128,683
   Deferred compensation contracts.  See (I)                  57,230          77,477
                                                        ------------    ------------

       Total                                                 185,913         206,160

   Less current portion                                     (150,904)        (20,285)
                                                        ------------    ------------

       Total                                            $     35,009    $    185,875
                                                        ============    ============

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

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTE 9 -  NOTES PAYABLE, LONG-TERM DEBT AND LONG-TERM OBLIGATIONS -
          CONTINUED

      On October 15, 1996, South Hampton and the bank agreed to amend and restate the Agreement (the "Restated Agreement"). South Hampton executed a new Promissory Note in the original principal amount of $1,965,000 having a December 31, 1998 maturity date and bearing interest at the rate of one percent above the prime lending rate in effect at the bank's New York office payable monthly in arrears on the last day of each month. Advances under the Restated Agreement are not to exceed the lesser of $1,965,000 or the borrowing base, which is calculated as the cash collateral account and eligible receivables and inventory. Minimum principal payments of $75,000 are to be made, payable by the last day of each quarter commencing December 31, 1996. As in the previous Agreement, South Hampton has agreed to collect all receivables through a cash collateral account at a local bank. Various restrictions have been placed on how funds may be spent by South Hampton and periodic reports must be provided to the bank. Under certain guidelines, the Restated Agreement permits certain cash distributions to Saudi Fal Co., Ltd. ("Saudi Fal"), TOCCO, the Refining Company, and the Company. The note is collateralized by all of the assets of TOCCO and its subsidiaries and a pledge of TOCCO common stock owned by the Refining Company. The Restated Agreement contains certain financial covenants, including a minimum current ratio and fixed charges coverage ratio. At December 31, 1996 South Hampton was not in compliance with the fixed charges coverage requirement. However, the noncompliance was waived by the lender.

  (B) TheCompany has an interest-free loan of $11,000,000 from the Saudi Arabia Ministry of Finance and National Economy, the proceeds of which were used to finance the development phase of the Al Masane Project. The loan was repayable in ten equal annual installments of $1,100,000, with the initial installment payable on December 31, 1984. None of the ten scheduled payments have been made. Pursuant to the mining lease agreement covering the Al Masane Project, the Company will repay the loan in accordance with a repayment schedule to be agreed upon with the Saudi Arabian government. An agreement has not yet been reached regarding the rescheduling of these payments. The loan is secured by all of the Company's assets in Saudi Arabia.

  (C) In 1990, Saudi Fal, a Saudi company owned by a shareholder of the Company, agreed to issue a guarantee of $1,500,000 securing a letter of credit facility to enable South Hampton to buy feedstock. In return for the guarantee, Saudi Fal was given an option to purchase all of the outstanding stock of TOCCO. The option was not exercised and has expired. On March 31, 1992, the $1,500,000 guarantee was not renewed by Saudi Fal. As a result, the bank drew on the letter of credit provided by Saudi Fal for its guarantee and applied the $1,500,000 to reduce the principal amount of the bank note. The note is now owed by South Hampton to Saudi Fal. On October 15, 1996, South Hampton and Saudi Fal agreed to restructure the loan terms, whereby the accrued interest to date of $445,773 was added to principal, the interest rate was set at prime plus 1%, and the maturity date is now December 31, 1998. This new note has a second lien position behind the bank's position as discussed in (A) above and is convertible into 1,945,773 shares of common stock.

  (D) Represents a noninterest demand loan payable to a Saudi investor. In September 1995, this investor loaned the Company an additional $123,000. The loan agreement granted an option to convert the loan into shares of the Company's common stock at $1 per share. Also in September 1995, the investor exercised this option and converted the $123,000 loan into 123,000 shares of the Company's common stock (see Note 11). In December 1995, the investor agreed to exchange $155,000 of his debt balance for 155,000 shares of the Company's common stock.

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTE 9 -  NOTES PAYABLE, LONG-TERM DEBT AND LONG-TERM OBLIGATIONS -
          CONTINUED

  (E) Represents an unsecured, noninterest bearing advance made by a Saudi investor in 1984 to the Al Masane Project.

  (F) Represents loans payable to a stockholder of the Company for $245,000, the Company's president for $53,000 and a relative of the Company's president and stockholder for $300,000. Each loan is due in 1997, with interest payable at the LIBOR rate plus 2% at maturity. Each loan provides for an option to convert the loan amount to shares of the Company's common stock at $1.00 per share anytime within five years from the date of the loan. See Note 11 for a discussion of the related options.

  (G) This note payable is collateralized by land, an office building, and all equipment and furniture and fixtures of TOCCO. As described in Note 10, the building collateralized by this note has been leased to a third party. The original balance of the note was due and payable on December 31, 1994. This note was refinanced effective December 31, 1994 with principal and interest payments starting in March 1995 and each month thereafter until February 1, 1998. The note bears interest of 10% from the date of the agreement to February 1, 1996, 10.25% from February 1, 1996 to February 1, 1997, and 9.75% thereafter.

  (H) Balance represents amount due under a note payable to an unrelated refining company that provided loans to the refinery to fund certain refining processes. Repayment is to be made when certain feed rate criteria and number of days of operations have been reached. As of December 31, 1996, these criteria have been met.

  (I) In connection with the acquisition of TOCCO, deferred compensation contracts between TOCCO and a certain former employee and one current employee were restructured, reducing the gross payments due under the original contracts. Default on payments due under the restructured agreements would invalidate the negotiated settlement amounts resulting in TOCCO being liable for the amounts due under the original contracts. TOCCO has complied with the terms of these contracts through 1996. However, if TOCCO were to default on these contracts, it would be liable for an additional amount of $448,300. The recorded liability at December 31, 1996 and 1995 has been determined utilizing a discount rate of 8.0%.

   Scheduled maturities of long-term debt and long-term obligations, which exclude current notes payable balances aggregating $11,375,780, are as follows:

          1997                               $1,143,633
          1998                                2,245,773
          1999                                1,333,348
                                             ----------

          Total                              $4,722,754
                                             ==========

   Interest of $186,190, $244,828 and $275,561 was paid in 1996, 1995 and 1994, respectively.

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTE 9 -  NOTES PAYABLE, LONG-TERM DEBT AND LONG-TERM OBLIGATIONS -
          CONTINUED

   In May 1994, South Hampton settled a note payable and accrued interest payable to a vendor for $175,000 cash. An extraordinary gain of $578,150, for which there was no tax effect after application of operating loss carryforwards was recorded, representing the amounts forgiven.

NOTE 10 - COMMITMENTS

   South Hampton entered into an arrangement in July 1991 with a partnership, in which Silsbee Trading and Transportation Corp. ("STTC", a company owned by the president and vice-president of TOCCO) and M.A. Bomer (the former owner of the refinery) each owned a 50% interest, to facilitate the future purchase of feedstock. In June 1992, Mr. Bomer withdrew from the partnership and the feedstock agreement was terminated. On July 1, 1992, South Hampton entered into a new agreement with STTC whereby STTC financed the feedstock in the pipeline. As a result, South Hampton had a liability to STTC for the cost of the 453,600 gallons of capacity of the pipeline. This amount was $215,460 at December 31, 1994. Also in connection with this agreement, South Hampton paid a one-half cent per gallon fee to STTC on each gallon of feedstock transported through the pipeline. The agreement was operating on a month to month basis and was terminated in August 1995. The fees paid by South Hampton to STTC pursuant to this agreement were $76,080 and $103,212 in 1995 and 1994, respectively.

   South Hampton leases vehicles and equipment for use in operations for approximately $29,000 per month plus certain reimbursed costs from STTC under a lease agreement. The lease agreement expired in September 1994 and is currently continuing on a month to month basis. South Hampton incurred costs related to this agreement of approximately $349,000, $316,000 and $341,000 in 1996, 1995 and 1994, respectively.

   The Company incurred rental expenses for office space and certain vehicles and equipment of approximately $367,000, $302,000 and $302,000 in 1996, 1995 and 1994, respectively.

   In February 1993, South Hampton entered into an agreement to lease to a third party a building with a net book value at December 31, 1996 of $310,926 which South Hampton does not use in its operations. The lease provides for an option to the lessee to purchase the building after three or five years. The lease is being recorded as an operating lease and the building is included in other assets. As described in Note 9, the leased building is pledged as collateral for a note payable. If the leasee exercises its option to purchase the building, the proceeds will be used to pay down the note payable . Miscellaneous income includes approximately $102,000 in 1996, 1995 and 1994 of rental income pursuant to this lease.

   A provision of the purchase agreement related to the acquisition of TOCCO by the Refining Company requires TOCCO to reserve up to 10% of its common stock to be available for sale to the employees of TOCCO on such terms and conditions and at such times as determined by TOCCO.

   South Hampton has guaranteed a note for $160,000 for a limited partnership in which South Hampton has a 19% interest.

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTE 11 - COMMON STOCK AND STOCK OPTIONS

   At December 31, 1996, Saudi Arabian investors owned approximately 63% of the Company's outstanding common stock.

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

   Notes receivable from stockholders for the purchase of common stock of $126,000 at December 31, 1996 and 1995 represents a note from a director and officer which matures on December 31, 1998. Notes receivable from stockholders are classified as a reduction of stockholders' equity.

   At December 31, 1996, a note payable was convertible into 1,945,773 shares of common stock (See Note 9).

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

   To enhance the Company's ability to obtain and retain qualified directors, it instituted the 1987 Non-Employee Director Stock Option Plan (the "Non-Employee Director Plan") which provides for each non-employee director to receive an option for 10,000 shares of common stock upon election to the board of directors with the exercise price equal to the fair market value of the stock at the date of grant. The number of shares reserved for issuance under this plan is 100,000. The Non-Employee Director Plan was instituted in 1987 for a duration of ten years and in 1997 it will expire. Then, a new plan may be instituted at a later date. At December 31, 1996, 40,000 shares had been granted, 20,000 had been forfeited and none had been exercised.

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTE 11 - COMMON STOCK AND STOCK OPTIONS - CONTINUED

   A summary of stock option transactions under the Employee Plan and Non-Employee Director Plan is as follows:

       Outstanding December 31, 1993                         160,000
          Granted ($1.75 per share)                           75,000
          Expired                                            (20,000)
                                                             -------
   Outstanding at December 31, 1994, 1995 and 1996           215,000
                                                             =======

   Under the above plans, 207,000 options were exercisable at prices ranging from $1.38 to $3.75 per share and 385,000 shares were reserved for grant at December 31, 1996. The options for the Employee Plan vest at such times and in such amounts as is determined by the Compensation Committee of the board of directors at the date of grant. The options for the Non-Employee Director Plan vest in cumulative annual installments of 20% beginning one year from the date of grant. The options for both plans are exercisable for a period of ten years.

   In 1994, a director and officer of the Company exercised an option to purchase 14,000 shares of common stock at $1.00 per share in exchange for cancellation of $14,000 of unpaid compensation.

   In 1995, the Company wrote off a receivable from a company controlled by a director of the Company in the amount of $100,000 resulting from the exercise of stock options.

   In 1995, three foreign investors and the president of the Company loaned the Company $668,000 and $53,000, respectively (See Note 9). The agreements provide that the lender would have the option, at anytime within five years from the date of the loan, to convert the debt plus accrued interest into shares of the Company's common stock at $1.00 per share. In September 1995, one of the investors exercised his option and converted $123,000 of his loan to 123,000 shares of common stock outstanding (See (D) in Note 9).

   In October 1995, the board of directors approved an option for the president of the Company to exchange $400,000 of his unpaid salary for shares of the Company's common stock at $1.00 per share. The options do not expire and they were exercisable immediately upon grant.

   On May 20, 1996, the Company entered into a Financial and Legal Services and Advice Agreement with two Saudi Arabian advisors who are to assist the Company with the Al Masane Project (See Note 7). The Agreement provides for consideration to the advisors of up to 2,000,000 shares of the Company's common stock and options to purchase up to 2,300,000 shares of common stock at $1.00 per share. The options are to be granted in designated amounts upon the completion of various obligations by the advisors. The options are immediately exercisable upon grant and will have a five year term beginning on the date of the formation of the Saudi limited liability company. At December 31, 1996, 300,000 shares of common stock, valued at $550,000, and options to purchase 345,000 shares, valued at $796,950, had been earned under the Agreement.

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 11 - COMMON STOCK AND STOCK OPTIONS - CONTINUED

    For stock options granted to employees and directors at an exercise price below market price on the date of grant, the Company records an expense equal to the difference between the exercise price and the market prices on the date of grant. An expense is also recorded for the difference between sales price and market price for stock sold to employees and directors, not pursuant to options, at below market prices.

    For the options to purchase 668,000 shares of stock granted to investors during 1995, the Company recognized an expense of $ 76,500, which is included in general and administrative expense in the Company's results of operations for the year ended December 31, 1995. This expense is based on the fair value of the options as of the grant date. For the options to purchase 400,000 shares of stock granted to the Company's president in 1995, the Company recorded compensation expense in the amount of $74,900, which is included in general and administrative expense in the Company's results of operations for the year ended December 31, 1995. This expense is based on the difference between the market price of the Company's stock as of the grant date and the price of the option.

    A summary of stock option transactions with individuals is as follows:

       Outstanding December 31, 1993                    14,000
          Exercised                                    (14,000)
                                                    ----------

       Outstanding at December 31, 1994                   --
          Granted ($1.00 per share)                  1,121,000
          Exercised                                   (123,000)
                                                    ----------

       Outstanding at December 31, 1995                998,000
          Granted ($1.00 per share)                    345,000
                                                    ----------

       Outstanding at December 31, 1996              1,343,000
                                                    ==========

    All stock sold to individuals in connection with these options includes a restriction that it cannot be traded for a three-year period.

    The Company has adopted only the disclosure provisions of Statement No. 123, as discussed in Note 3. Therefore, compensation expense for stock options granted to employees is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. If the Company recognized compensation expense based upon the fair value at the grant date for options granted to employees in 1995 (none were granted in 1996), the Company's 1995 and 1996 net loss and loss per share would be increased to the pro forma amounts indicated as follows:

                                             1996           1995
                                         -----------    -----------
       Net loss
          As reported                    $  (390,896)   $  (369,232)
          Pro forma                         (390,896)   $  (726,332)
       Loss per common share
          As reported                    $      (.02)   $      (.02)
          Pro forma                      $      (.02)   $      (.04)

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTE 11 - COMMON STOCK AND STOCK OPTIONS - CONTINUED

    The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: expected volatility of 85 percent; risk-free interest rate of 6 percent; no dividend yield; and expected lives of 10 years.

    The pro forma amounts presented are not representative of the amounts that will be disclosed in the future because they do not take into effect pro forma expenses related to grants before 1995.

    Additional information with respect to all options outstanding at December 31, 1996, and changes for the three years then ended was as follows:

                                                                     1994
                                                            ---------------------------
                                                                       Weighted average
                                                            Shares      exercise price
                                                            --------    ---------------
    Outstanding at beginning of year                         174,000    $    1.74
    Granted                                                   75,000         1.75
    Forfeited                                                (20,000)        1.38
    Exercised                                                (14,000)        1.00
                                                            --------

    Outstanding at end of year                               215,000    $    1.83
                                                            ========    =========

    Options exercisable at December 31, 1994                 161,500    $    1.74
                                                            ========    =========

                                                                     1995
                                                           --------------------------
                                                                     Weighted average
                                                             Shares   exercise price
                                                           ---------- ---------------
    Outstanding at beginning of year                          215,000    $   1.83
    Granted                                                 1,121,000        1.00
    Exercised                                                (123,000)       1.00
                                                           ----------

    Outstanding at end of year                              1,213,000    $   1.15
                                                           ==========    ========

    Options exercisable at December 31, 1995                1,163,500    $   1.12
                                                           ==========    ========

                                                                     1996
                                                           --------------------------
                                                                     Weighted average
                                                             Shares   exercise price
                                                           ---------- ---------------
    Outstanding at beginning of year                        1,213,000    $   1.15
    Granted                                                   345,000        1.00
                                                           ----------

    Outstanding at end of year                              1,558,000    $   1.11
                                                           ==========    ========

    Options exercisable at December 31, 1996                1,550,000    $   1.10
                                                           ==========    ========

    Weighted average fair value per share of
       options granted during 1996                                       $   2.31
                                                                         ========

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTE 11 - COMMON STOCK AND STOCK OPTIONS - CONTINUED

   Information about stock options outstanding at December 31, 1996 is summarized as follows:

                                                              Options outstanding
                                              -------------------------------------------------------
                                                                Weighted average
                                                Number             remaining         Weighted average
    Range of exercise prices                  outstanding       contractual life      exercise price
    ------------------------                  -----------       ----------------      --------------
    $0 to 1                                    1,343,000            8.1 years              $1.00
    $1 to 2                                      175,000            8.3 years               1.53
    $2 to $3.75                                   40,000            4.3 years               3.10
                                               ---------

                                               1,558,000                                   $1.11
                                               =========                                   =====

                                                                          Options exercisable
                                                                   ----------------------------------
                                                                     Number          Weighted average
    Range of exercise prices                                       exercisable        exercise price
    ------------------------                                       -----------        --------------
    $0 to 1                                                         1,343,000              $1.00
    $1 to 2                                                           175,000               1.53
    $2 to $3.75                                                        32,000               3.04
                                                                    ---------

                                                                    1,550,000              $1.10
                                                                    =========              =====

NOTE 12 - INCOME TAXES

   The income (loss) before income taxes and extraordinary item was ($390,896), ($369,232), and $2,314,129 for the years ended December 31, 1996, 1995 and
   1994, respectively.

   The Company's provision for income taxes was comprised of the following:

                                                  1996       1995       1994
                                                --------   --------   --------
   Federal
      Current                                   $   --     $   --     $522,938
      Deferred                                      --         --         --
      Utilization of operating loss carryover       --         --     (482,965)
                                                --------   --------   --------

   Provision for income taxes                   $   --     $   --     $ 39,973
                                                ========   ========   ========

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTE 12 - INCOME TAXES - CONTINUED

   Income tax expense (benefit) for the years ended December 31, 1996, 1995 and 1994 differs from the amount computed by applying the applicable U.S. corporate income tax rate of 34% to net income (loss) before income taxes. The reasons for this difference are as follows:

                                                          1996             1995             1994
                                                        ---------        ---------        ----------
   Income taxes at U.S. statutory rate                  $(132,905)       $(125,539)       $  786,804
   Goodwill amortization                                   94,228           95,303            95,303
   Liability reserves                                        --               --            (392,700)
   Net operating losses                                    37,924           25,731          (482,965)
   Alternative minimum tax                                   --               --              39,973
   Other items                                                753            4,505            (6,442)
                                                        ---------        ---------         ---------

      Total tax expense                                 $    --          $    --           $  39,973
                                                        =========        =========         =========

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities for 1996, 1995 and 1994 were as follows:

                                                                      December 31,
                                                        --------------------------------------------
                                                            1996            1995            1994
                                                        ------------    ------------    ------------
   Deferred tax liabilities:
      Refinery plant, pipeline and equipment            $   (287,845)   $   (368,385)   $   (379,668)

   Deferred tax assets:
      Accounts receivable                                     57,284          49,544          44,070
      Mineral interests                                      196,446         196,446         196,446
      Accrued liabilities                                     32,300            --              --
      Net operating loss carryovers (NOLs)                11,333,611      11,274,638       9,277,552
      Tax credit carryovers                                  221,322         651,504         650,907
                                                        ------------    ------------    ------------

   Gross deferred tax assets                              11,840,963      12,172,132      10,168,975
   Valuation allowance                                   (11,553,118)    (11,803,747)     (9,789,307)
                                                        ------------    ------------    ------------

   Net deferred tax assets                                   287,845         368,385         379,668
                                                        ------------    ------------    ------------

   Net deferred taxes                                   $       --      $       --      $       --
                                                        ============    ============    ============

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTE 12 - INCOME TAXES - CONTINUED

   During 1995, the Company's gross deferred tax asset increased by $2,003,157 to $12,172,132 at December 31, 1995. The primary reason for this increase in the gross deferred tax asset is due to a restatement of NOLs from prior years. There was no change in judgment about the Company's ability to realize its net deferred tax asset; therefore, the valuation allowance was increased by a corresponding amount. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of tax carryovers which could be utilized.

   At December 31, 1996, the Company had approximately $33,335,000 of net operating loss carryforwards and approximately $180,000 of general business credit carryforwards. These carryforwards expire in 1997 through 2010. In addition, the Company has minimum tax credit carryforwards of approximately $40,000 that may be carried over indefinitely. Approximately $1,700,000 of the net operating loss carryforwards and $180,000 of the general business credit carryforwards are limited to the net income of TOCCO. Approximately $5,900,000 of the net operating loss carryforwards are limited to the net income of the Coal Company.

   The Company has no Saudi Arabian tax liability.


NOTE 13 - SEGMENT INFORMATION

   The Company has operations in two industry segments and geographic regions. Its refinery operations represent the significant portion of its current operating results and are exclusively in the United States, whereas its mining operations, conducted mainly in Saudi Arabia, mostly relate to costs which have been deferred during the development phase of these operations. The only mining operations conducted in the United States relate to the Company's investment in Pioche for which the related investment and equity income and losses are shown separately on the balance sheet and statement of operations, respectively. The Company has no significant corporate activities.

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

   For 1996, 1995 and 1994, essentially all activity on the Company's consolidated statement of operations relates to the refinery. The 1996, 1995 and 1994 results include $33,944, $54,063 and $74,580, respectively, of unallocated costs recorded in general and administrative expenses related to the Saudi Arabian operations. The 1996 and 1995 results include immaterial amounts of interest expense related to notes payable entered into in 1995 that relate to the Saudi Arabian mining operations. All items included in the Company's consolidated balance sheet related to the Saudi Arabian operations are specifically identified on the face of the consolidated balance sheet with the exception of notes payable which have been identified in Note 9.

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTE 14 - RELATED PARTY TRANSACTIONS

    The Company shares office facilities and certain expenses with companies owned by the chairman of the Company. At December 31, 1996 and 1995, these companies did not owe any amounts to the Company.

    Noncurrent accrued liabilities in Saudi Arabia in the consolidated balance sheet represent amounts payable to the Company's president.

    Other significant related party transactions have been addressed in the related notes to the consolidated financial statements. In particular, see Notes 9 and 11 for additional information.

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                      DECEMBER 31,
                                                              ----------------------------
                                                                  1996            1995
                                                              ------------    ------------
Current Assets
  Cash and cash equivalents in United States................  $    209,251    $    302,039
  Short-term investments....................................       298,726         294,610
  Accounts receivable (net of allowance for doubtful
     accounts of $168,484 in 1996 and $145,709 in 1995).....     2,643,691       1,791,821
  Inventories...............................................       565,346         430,732
                                                              ------------    ------------
          Total current assets..............................     3,717,014       2,819,202
Cash in Saudi Arabia........................................       176,039         396,809
Refinery Plant, Pipeline and Equipment -- at Cost...........     5,758,852       5,563,776
Less Accumulated Depreciation...............................     2,911,823       2,557,454
Refinery Plant, Pipeline and Equipment, Net.................     2,847,029       3,006,322
Al Masane Project...........................................    32,882,838      30,897,883
Other Interests in Saudi Arabia.............................     2,431,248       2,431,248
Mineral Properties in the United States.....................     1,418,615              --
Investment in and Advances to Pioche-Ely Valley Mines,
  Inc.......................................................            --         239,032
Goodwill....................................................       117,598         397,902
Other Assets................................................       505,566         617,019
                                                              ------------    ------------
          Total Assets......................................  $ 44,095,947    $ 40,805,417
                                                              ------------    ------------

                           LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts payable..........................................  $  1,408,677    $    674,641
  Accrued liabilities.......................................       520,445         617,995
  Accrued liabilities in Saudi Arabia.......................     1,174,229       1,011,980
  Notes payable.............................................    11,375,780      15,086,191
  Current portion of long-term debt.........................       992,729          78,090
  Current portion of long-term obligations..................       150,904          20,285
                                                              ------------    ------------
          Total current liabilities.........................    15,622,764      17,489,182
Long-Term Debt..............................................     3,544,112         708,534
Long-Term Obligations.......................................        35,009         185,875
Accrued Liabilities in Saudi Arabia.........................       714,143         636,047
Deferred Revenue............................................       129,685         145,189
Commitments and Contingencies...............................            --              --
Minority Interest in Consolidated Subsidiary................     1,003,590              --
Stockholders' Equity
  Common stock, authorized 40,000,000 shares of $.10 par
     value: issued and outstanding, 20,956,494 shares in
     1996 and 20,206,494 shares in 1995.....................     2,095,649       2,020,649
  Additional paid-in capital................................    34,932,700      33,210,750
  Receivables from stockholders.............................      (126,000)       (126,000)
  Accumulated deficit.......................................   (13,855,705)    (13,464,809)
                                                              ------------    ------------
          Total stockholders' equity........................    23,046,644      21,640,590
                                                              ------------    ------------
          Total Liabilities and Stockholders' Equity........  $ 44,095,947    $ 40,805,417
                                                              ============    ============

        The accompanying notes are an integral part of these statements.

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  FOR THE THREE YEARS ENDED DECEMBER 31, 1996

                                                     1996           1995           1994
                                                  -----------    -----------    -----------
Revenues
  Refined product sales.........................  $21,367,438    $17,741,862    $17,564,226
  Processing fees...............................      646,848        616,796        200,757
                                                  -----------    -----------    -----------
                                                   22,014,286     18,358,658     17,764,983
Operating costs and expenses
  Cost of refined product sales and
     processing.................................   19,357,737     15,575,054     13,750,750
  General and administrative....................    2,284,422      2,372,683      2,036,470
  Depreciation and amortization.................      693,251        677,157        647,137
  Litigation....................................           --             --       (975,000)
                                                  -----------    -----------    -----------
                                                   22,335,410     18,624,894     15,459,357
                                                  -----------    -----------    -----------
Operating income (loss).........................     (321,124)      (266,236)     2,305,626
Other income (expense) Interest income..........       25,310         33,395         56,491
  Interest expense..............................     (336,979)      (369,546)      (347,364)
  Minority interest.............................       13,072             --             --
  Equity in losses of affiliate.................           --        (24,112)      (114,460)
  Miscellaneous income..........................      228,825        257,267        443,836
                                                  -----------    -----------    -----------
Income (loss) before income taxes and
  extraordinary item............................     (390,896)      (369,232)     2,314,129
Income tax expense..............................           --             --        (39,973)
                                                  -----------    -----------    -----------
Income (loss) before extraordinary item.........     (390,896)      (369,232)     2,274,156
Extraordinary item..............................           --             --        578,150
                                                  -----------    -----------    -----------
Net income (loss)...............................  $  (390,896)   $  (369,232)   $ 2,852,306
                                                  ===========    ===========    ===========
Per common share Income (loss) before
  extraordinary item............................  $     (0.02)   $     (0.02)   $      0.11
  Extraordinary item............................           --             --           0.03
                                                  -----------    -----------    -----------
          Net income (loss).....................  $     (0.02)   $     (0.02)   $      0.14
                                                  ===========    ===========    ===========
Weighted average number of common shares
  outstanding...................................   20,286,208     20,030,434     20,027,881
                                                  ===========    ===========    ===========

        The accompanying notes are an integral part of these statements.

                                       17