Form 10-K, Exhibit 13
period 1997-12-31
ARABIAN SHIELD DEVELOPMENT CO
filed 1998-04-14
CIK 7039

                                 ARABIAN SHIELD
                             DEVELOPMENT   COMPANY

                         ANNUAL REPORT TO STOCKHOLDERS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

TO OUR STOCKHOLDERS:

The Company obtained the mining lease to the Al Masane area in Saudi Arabia on May 22, 1993, and thereafter commissioned Watts, Griffis & McOuat Limited of Toronto, Canada ("WGM") to update the feasibility study for that area, which was subsequently updated in 1996. The mining lease has an initial thirty (30) year term, with the Company having the option to renew or extend the term of the lease for additional periods not to exceed twenty (20) years. The Company will pay the Saudi Arabian government income taxes in accordance with the income tax law then in force, in accordance with Article 45 of the Mining Code (the current tax is now 45% of net income). However, in accordance with Article 46 of the Mining Code, such income tax will not be due in respect to mining operations during the period of five years starting from the date of the first sale of products or five years from the beginning of the fourth year after the issue of the mining lease, whichever occurs first.

In the 1996 update to the 1994 full bank feasibility study of the Al Masane lease area, the independent mining consultants estimated the total capital costs of the Al Masane project to be $88.6 million. The Company and its Saudi Arabian advisors are in the process of forming a Saudi limited liability company to own and operate the project. On November 5, 1997, the Company and the Al Mashreq Company for Mining Investments ("Al Mashreq"), a Saudi limited liability company owned by Saudi Arabian investors, initialed a joint venture agreement to form a Saudi limited liability company which will be owned 50% by the Company and 50% by Al Mashreq. The new company, called "The Arabian Shield Company for Mining Industries Ltd.", is now under formation and has applied to the Saudi Ministry of Commerce for a charter to operate the mine.

The Company believes that 25% of the capital cost of the project may be obtained through loans from commercial banks, 50% of the capital cost of the project would come from an interest-free loan from the Saudi Industrial Development Fund ("SIDF") and that Saudi Arabian investors will contribute the remaining 25% of the capital cost of the project. A loan application was submitted to SIDF on September 30, 1995 and conditional approval was received on December 17, 1997 for a $38.08 million loan. In order to be eligible for the interest-free loan from the SIDF, the Company together with its Saudi Arabian advisors obtained an industrial license from The Ministry of Industry and Electricity on December 3, 1996. The license was amended to reflect the transfer from the two Saudi Arabian advisors to Al Mashreq on November 22, 1997. The Company owns 50% of the license and Al Mashreq the remaining 50%. Under the mining lease agreement, when actual profits are realized from commercial mining operations of the project, it is contemplated that the Saudi limited liability company will be transformed into a Saudi public stock company. The Company and Al Mashreq will own no less than 50% of the shares, the Petroleum and Mineral Organization ("Petromin"), a company wholly owned by the Saudi Arabian government, will have the option to acquire up to 25% of the shares, and the remaining shares will be offered for public subscription to Saudi Arabian citizens.

Pursuant to the terms of the mining lease agreement, the Company will undertake to repay the $11 million loan provided to the Company in 1979 by the Ministry of Finance and National Economy, in accordance with the terms of an agreement to be negotiated between the Company and the Ministry of Finance and National Economy. In a memorandum to His Majesty the King in 1986, the Minister of Petroleum and Mineral Resources and the Minister of Finance and National Economy recommended that the $11 million loan be rescheduled with the terms of rescheduling to be agreed upon after the mining lease is granted. The Company will instigate negotiations on that basis with the Ministry of Finance and National Economy.

Under the terms of the mining lease agreement, the Company agreed to pay advance rentals to the Ministry of Petroleum and Mineral Resources of 10,000 Saudi Riyals (approximately $2,667 at current exchange rate) per square kilometer per year (approximately $117,300 annually) during the period of the lease for the total lease area of 44 square kilometers. The Company has made all rental payments under the lease.

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

The Company owns, through a wholly owned subsidiary, South Hampton Refining Company, of Silsbee, Texas which owns and operates a special products refinery which produces pure pentanes and hexanes and other specialty chemicals for the plastics industry. Total gross revenues for 1997 for the refinery operations were approximately $26.2 million and earnings before interest, taxes and depreciation and amortization were approximately $2.2 million. It is significant that the plant sells about 40% of all pentanes consumed in the United States.

The Company directly owns approximately 44% and beneficially owns approximately 52% of the outstanding capital stock of Pioche-Ely Valley Mines, Inc. ("Pioche"), an inactive mining company. Pioche's principal assets are a 300 ton per day mill, and 48 patented and 81 unpatented federal lode mining claims in the Pioche Mining District in southeastern Nevada, on which is located the Ely Valley Mine which, between 1941 and 1952, produced 675,207 tons of ore with an average grade of 9.09% zinc. In October 1997, Pioche entered into an Exploration Agreement and Option to Purchase with a large mining company which provides for annual payments to Pioche of $50,000 for seven years until, or unless, the mining company exercises an option to purchase an 85% interest in the mining claims for $3 million. The agreement can be terminated upon 60 days written notice from the mining company. The mining company has agreed to expend at least $50,000 in exploration work each year and to drill at least one hole in the first year.

                                             Respectfully submitted,

                                             John A. Crichton
                                             Chairman of the Board

                                             Hatem El-Khalidi
                                             President and Chief Executive
                                             Officer

                                             March 30, 1998

THE COMPANY.

Arabian Shield Development Company (the "Company") was organized as a Delaware corporation in 1967 and is principally engaged in the refining of various specialty petrochemical products and developing various mineral properties. All of its mineral properties are undeveloped and require significant capital expenditures before any commercial operations are commenced. The Company has operations in both the United States and Saudi Arabia. The Company's undeveloped mineral interests are primarily located in Saudi Arabia.

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

The Company was granted exploration licenses for the Wadi Qatan and Jebel Harr areas in southwestern Saudi Arabia, approximately 30 kilometers east of the Al Masane area, in 1971 and 1977, respectively. The exploration licenses by their terms have expired. The Company has been orally advised by Saudi Arabian government officials that the licenses will be extended as long as mineral exploration is being conducted on the areas which they cover, although there can be no assurance that the Company's license rights will be honored. The Company remains a party to an agreement with the Petroleum and Mineral Organization ("Petromin"), the official mining and petroleum company of the Saudi Arabian government, which governs the rights of the parties if an exploration license is converted into a mining lease. When financing for the Al Masane project is completed, the Company plans to make an application for an expanded exploration license for an area of approximately 2,800 square kilometers which includes the original Greater Al Masane area and the Wadi Qatan and Jebel Harr areas.

In May 1993, the Company had discussions with Chevron Chemical Company regarding the Company's proposal to purchase 5,000 barrels per day of mixed pentanes from an Aromax(R) petrochemical project to be built in Jubail, Saudi Arabia by Chevron Chemical in a joint venture with Saudi Venture Capital Group (SVCS). The Company and some Saudi partners, all of whom are directors and/or stockholders of the Company, plan to form a Saudi limited liability company which will build and manage a processing plant located next to the Aromax(R) plant in Saudi Arabia. The Company would have a 25% interest in the limited liability company and would manage the plant. The plant will be similar to the South Hampton refinery in producing purified pentanes from a feedstock of mixed pentanes obtained from the Aromax(R) plant. Chevron Chemical advised the Company by letter in July 1993 that Chevron Chemical and SVCS jointly agreed to commit to supply the proposed pentane project with up to 5,000 barrels per day of mixed pentane feedstock. Engineering and marketing studies of the project made in 1994 by outside consultants reflected positive results. Planning then began toward the construction and operation of the Aromax(R) plant and the processing plant. The Aromax(R) plant received final approval from the Saudi Arabian government in March 1996 and Chevron Chemical began construction soon thereafter. The source of feedstock supply to the Aromax(R) plant has changed resulting in Chevon Chemical and SVCS being unable to supply the proposed processing plant. The Company has held discussions with several Saudi Arabian companies regarding feedstock and transportation arrangements, although there can be no assurances that any such arrangements can be made. The Company applied for and received a license to build the proposed processing plant and further planning and design work are underway.

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

The Company owns all of the capital stock of a coal company which does not presently own or hold any mineral interests and is presently inactive. The coal company had a net operating loss carryforward of approximately $5.9 million at December 31, 1997.

The Company beneficially owns approximately 52% and directly owns approximately 44% of the outstanding capital stock of a company which leases mineral properties containing 129 inactive mining claims totalling approximately 3,600 acres in southeastern Nevada. There are prospects and mines on these claims which formerly produced silver, gold, lead, zinc and copper. In October 1997, Pioche entered into an Exploration Agreement and Option to Purchase with a large mining company which provides for annual payments to Pioche of $50,000 for seven years until, or unless, the mining company exercises an option to purchase an 85% interest in the mining claims for $3 million. The agreement can be terminated upon 60 days written notice by the mining company. The mining company has agreed to expend at least $50,000 in exploration work each year and to drill at least one hole in the first year.

The Company leases office space in Jeddah, Saudi Arabia and in Dallas, Texas. It also has a base camp with a capacity to accommodate 60 people in its Al Masane mining lease area. The Company owns heavy mining equipment at the lease area, which will be used for future mining operations. The Company also has an exploration and drilling camp in the Wadi Qatan area in Saudi Arabia.

MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS.

The Company's Common Stock traded on The NASDAQ Stock Market under the symbol:
ARSD. The following table sets forth the high and low closing sale prices for each quarter of 1997 and 1996, respectively, as reported by NASDAQ.

                                         1997                                     1996
                          -----------------------------------    ---------------------------------------
                            1st     2nd      3rd        4th        1st        2nd        3rd       4th
                            ---     ---      ---        ---        ---        ---        ---       ---
High                        2 3/4    2       6 3/8      3 31/32    3 3/4      3 3/8      2 5/8     2 3/32
Low                         1 1/2    1       1          1 3/4        1/4      1 1/2      1 1/2     1 5/8

At March 16, 1998, there were 831 record holders of the Company's Common Stock. The Company has not paid a dividend since its inception.

SELECTED FINANCIAL DATA.

The following is a five-year summary of selected financial data of the Company (in thousands, except per share amounts):

                                            1997      1996      1995      1994      1993
                                           -------   -------   -------   -------   -------
Revenues.................................  $26,174   $22,014   $18,359   $17,765   $15,267
Net Income (Loss)........................  $   818   $  (391)  $  (369)  $ 2,852   $(1,338)
Net Income (Loss) Per Share..............  $   .04   $  (.02)  $  (.02)  $   .14   $  (.08)
Total Assets (at December 31)............  $45,053   $44,096   $40,805   $41,057   $41,090
Notes Payable (at December 31)...........  $11,376   $11,376   $15,086   $15,945   $18,044
Total Long-Term Obligations (at December
  31)....................................  $ 4,236   $ 4,293   $ 1,676   $ 1,148   $   908

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The Company's revenues and cash flows have been insufficient to meet its debt service and capital expenditure requirements. Accordingly, it has been necessary for the Company continually to seek additional debt and equity financing in order to have funds to continue development and other investing activities. The Company experienced serious difficulties during prior years in obtaining additional financing, and is currently in need of additional funds to meet its obligations and continue development activities. The Company is exploring various alternatives for obtaining additional operating funds, including additional debt or equity financing, but there is no assurance that sufficient funds can be obtained. It is also possible that the terms of any additional financing that the Company is able to obtain will be unfavorable to the Company and its existing stockholders. For example, additional equity financing could result in a significant dilution of the interests of existing stockholders. Management of the Company expects to be devoting a significant amount of its attention in the near future to addressing the Company's immediate and longer term needs for the funds that are required in order to continue its business and maintain and develop its assets.

During 1997, the Company took certain actions designed to generate additional equity capital and improve its financial condition, including: (i) approval by the Company's Board of Directors in August 1997 of the sale of up to 1 million shares of the Company's Common Stock through private placements at a price no less than $1.00 per share; (ii) the sale of 450,000 shares of the Company's Common Stock at $1.00 per share to a Saudi Arabian investor who is a stockholder of the Company; (iii) the sale of 50,000 shares of the Company's Common Stock at $1.00 per share to a Saudi Arabian investor; (iv) the issuance of 10,000 shares of its Common Stock at $1.375 per share pursuant to an option exercise by an officer of the Company; (v) the issuance of 345,000 shares of its Common Stock in exchange for the cancellation of certain indebtedness; (vi) borrowing $200,000 from a Saudi Arabian investor pursuant to a two-year demand promissory note bearing interest at prime plus 2% per annum; (vii) the sale by South Hampton Refining Company, an indirect, wholly owned subsidiary of the Company ("South Hampton"), in June 1997 of an office building to a third party for approximately $695,000, on terms which included a ten-year promissory note having a principal amount of $610,000 and bearing interest at 9% per annum; and
(viii) receiving conditional approval for a $38.08 million loan from the SIDF.

The exploration licenses held by the Company for the Wadi Qatan and Jebel Harr areas in Saudi Arabia, by their terms, have expired, although officials of the Saudi Arabian government have provided verbal assurance to the Company that the licenses will be extended as long as exploratory work is being carried out on the areas which they cover. None of the related projects at Al Masane or the other interests in Saudi Arabia were being developed at December 31, 1997 and significant additional expenditures will be necessary before commercial operations are commenced. A substantial portion of the Company's total assets is comprised of the mineral acquisition, exploration and development costs in Saudi Arabia. The ultimate recoverability of these deferred costs cannot be determined at the present time. The Company holds the mining lease for the Al Masane area exclusively.

The 1996 update to the 1994 feasibility study shows the estimated total capital cost to bring the Al Masane project into production to be $88.6 million. At the present time, the Company does not have sufficient funds to bring the project into production.

On May 20, 1996, the Company entered into a Financial and Legal Services and Advice Agreement with Nasir Ali Kadasah, for legal advice, and Dar Al Khaleej, a Saudi Arabian consulting company, for research and economic advice. The purpose of this agreement was for the two Saudi Arabian advisors to assist the Company in obtaining financing for the Al Masane project. To this end, the agreement contemplated that the Saudi Arabian advisors would perform the following:

     1. The formation of a Saudi limited liability company, 50% of which would be owned by the Company and the remaining 50% of which would be owned by Saudi Arabian investors who will contribute 25% of the total capital cost of the project.

     2. Obtain an industrial license for the project from the Ministry of Industry and Electricity. This license was a necessary prerequisite for obtaining an interest-free loan from the Saudi Industrial Development Fund ("SIDF") to fund 50% of the capital cost of the project.

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

The agreement provided that the Saudi Arabian advisors would be solely responsible for the performance of the foregoing obligations and that the Company had no obligation therefor.

As consideration for performing these obligations, the Company agreed to pay Mr. Kadasah and Dar Al Khaleej $10,000 each upon the issuance of the industrial license and Mr. Kadasah $10,000 upon approval of the loan by the SIDF. The Company also agreed to issue to Mr. Kadasah and Mr. Tawfiq Abdulaziz Al-Sowailim, as agent for Dar Al Khaleej, up to 1,025,000 and 975,000 shares of the Company's Common Stock, respectively, and to grant Mr. Kadasah and Mr. Tawfiq Abdulaziz Al-Sowailim, as agent for Dar Al Khaleej, options to purchase up to 1,425,000 and 875,000 shares of the Company's Common Stock, respectively. The Company was obligated to issue such shares and grant such options in designated amounts upon completion of each of the foregoing obligations. The issuance of the shares would be for consideration consisting solely of services rendered to the Company. The options are immediately exercisable on the date of grant, have a five-year term commencing on the date of formation of the Saudi limited liability company and an exercise price of $1.00 per share. On December 3, 1996, the industrial license was issued to the Company and its Saudi Arabian advisors. As a result, the Company paid the advisors $20,000 in the aggregate and was obligated at December 31, 1997 to issue to these advisors 300,000 shares of the Company's Common Stock in the aggregate and options to purchase 345,000 shares of the Company's Common Stock in the aggregate having an exercise price of $1.00 per share. The agreement was terminated in August 1997 and negotiations are being held to complete a new agreement, although there can be no assurances that any such agreement can be reached.

A loan application was submitted to SIDF on September 30, 1995 and conditional approval was received on December 17, 1997 for a $38.08 million loan. The SIDF makes interest-free loans to industrial projects in Saudi Arabia and charges a 2.5% service fee. The Company believes that it may also be able to finance the remaining cost of the project through arrangements with suppliers and equipment manufacturers, custom smelters and additional debt or equity financing secured by the Company, however, there can be no assurances to that effect.

On November 5, 1997, the Company initialed a joint venture agreement with Al Mashreq Company for Mining Investments ("Al Mashreq"), a Saudi limited liability company owned by Saudi Arabian investors, which contemplates the formation of a new Saudi limited liability company, "The Arabian Shield Company for Mining Industries Ltd.", to be owned 50% by the Company and 50% by Al Mashreq. As contemplated, the Saudi limited liability company will be responsible for the construction and operation of the mining facilities. Title to the mining lease would be transferred to the Saudi limited liability company. The joint venture agreement further contemplates the Company transferring its beneficial interest in the Al Masane project to the Saudi limited liability company when title to the mining lease is transferred to the Saudi limited liability company. The Company and Al Mashreq agree to attempt to obtain financing for the project, and that if firm commitments for such financing on acceptable terms are not obtained by November 5, 1998, either party may terminate the agreement without liability, except that the Company will return to Al Mashreq any consideration paid for the assignment of the beneficial interest in the project and full title to the mining lease will revert to the Company.

Pursuant to the mining lease agreement, when the profitability of the project is established, the Company is obligated to form a Saudi public stock company with Petromin. It is contemplated that the Saudi limited liability company then will be transformed into a Saudi public stock company, that the Company and Al Mashreq will own no less than 50% of the shares of the Saudi public stock company, that Petromin will have an option to acquire up to 25% of the shares and that the remaining shares will be offered for sale in Saudi Arabia pursuant to a public subscription. Title to the mining lease and the other obligations specified in the mining lease will be transferred to the Saudi public stock company. Responsibility for the repayment of the $11 million loan from the Saudi Arabian government will remain with the Company. In December 1994, the Company received instructions from the office of the Minister of Petroleum and Mineral Resources stating that it is possible for the Company to form a Saudi company without Petromin but that the sale of stock to the Saudi public could occur only after two years of profits from commercial operations of the mine. The instructions added that Petromin will still have the right to purchase shares in the Saudi public stock company any time it desires.

On October 15, 1996, South Hampton entered into an Amended and Restated Credit Agreement (the "Credit Agreement") with Den norske Bank ASA (the "Bank"), amending and restating the then outstanding credit agreement to provide for a revolving loan facility in an aggregate principal amount of up to $1,965,000. The Bank's commitment to make funds available under the credit facility will be reduced by (i) $75,000 on the last day of each fiscal quarter commencing December 31, 1996 and (ii) the amount of any distribution by South Hampton to Saudi Fal Co., Ltd. ("Saudi Fal"), the Company, American Shield Refining Company, a wholly owned subsidiary of the Company (the "Refining Company"), or Texas Oil and Chemical Co. II, a wholly owned subsidiary of the Refining Company ("TOCCO"), in excess of amounts permitted under the Credit Agreement. Advances under the Credit Agreement may not at any time exceed the lesser of the commitment or a borrowing base calculated based upon the cash collateral account, eligible accounts receivable and inventory. Interest is payable monthly in arrears on all outstanding advances under the credit facility at the Bank's prime lending rate, as in effect from time to time, plus 1%. Principal and accrued and unpaid interest was payable on December 31, 1998, but in March 1998 the maturity date was extended to December 31, 1999. Subject to certain conditions and South Hampton maintaining various financial covenants and ratios, the Credit Agreement permits South Hampton to make distributions to (i) Saudi Fal, the Company, the Refining Company and TOCCO for legal, auditing and accounting fees attributable to the operations of South Hampton in an annual aggregate amount not in excess of $60,000, (ii) Saudi Fal and the Company in respect of accrued interest on any debt owned by South Hampton to Saudi Fal or the Company in an amount not in excess of $17,500 per month and (iii) Saudi Fal and the Company in respect of principal on any debt owed by South Hampton to Saudi Fal or the Company. The Credit Agreement is secured by all of the assets of South Hampton and Gulf State Pipe Line Company, Inc., a wholly owned subsidiary of South Hampton ("Gulf State"), and all of the issued and outstanding shares of TOCCO, South Hampton and Gulf State. South Hampton is required to collect all receivables through a cash collateral account at a local bank.

In connection with South Hampton's entry into the Credit Agreement with the Bank, South Hampton issued a Second Lien Promissory Note to Saudi Fal and a Third Lien Promissory Note to the Refining

Company in the original principal amounts of $1,945,773.49 and $1,694,605.08, respectively, evidencing certain indebtedness of South Hampton owed to such parties. The promissory notes bear interest at the Bank's prime lending rate, as in effect from time to time, plus 1%. Interest only is due and payable monthly on the promissory notes, and the entire unpaid balance of principal and accrued and unpaid interest was due on December 31, 1998, but in March 1998 the maturity date was extended to December 31, 1999. The promissory notes are secured by all of the assets of South Hampton and Gulf State. The promissory notes and related liens are subordinated to the Credit Agreement. The promissory note issued to the Refining Company and related liens are subordinate to the promissory note issued to Saudi Fal.

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

RESULTS OF OPERATIONS

  COMPARISON OF THE YEARS 1997 TO 1996

During the fiscal year ended December 31, 1997, the Company had a net income of $818,364 compared to a net loss of $390,896 for the fiscal year ended December 31, 1996.

The gross revenues in 1997 of $26,174,119 was an increase of $4,159,833 from 1996 while the cost of sales in 1997 of $22,119,668 was an increase of $2,761,931 from 1996, resulting in a net margin increase in 1997 of $1,462,231. After processing fee income, general and administrative expenses and depreciation and amortization, the operating income of the Company in 1997 of $821,168 was an improvement of $1,142,292 over the operating loss in 1996 of $321,124. The net income for the refinery in 1997 of $1,171,206 was $1,036,815 more than the net income in 1996 of $134,391.

The refinery's net income for 1997 increased despite operating losses during the first two months of the year resulting from the increased prices of natural gasoline, its primary feedstock, and natural gas used for fuel. During March 1997, feedstock prices and natural gas fuel prices returned to their normal levels which, combined with an increase in the sales prices of the refinery's products, resulted in improved gross and operating margins. The volume of refined products sold increased 14% to 28 million gallons versus 24.5 million gallons sold in 1996. The total volume of refined product sales was the largest volume achieved by the refinery since it began processing special products in 1985. The strong volume of sales reflected increased sales to existing customers and an increased marketing effort which resulted in new customers. The plastics industry continued to experience a steady demand which resulted in the continued growth in the volume of refined products sold.

The primary feedstock of the refinery, natural gasoline, is the heavier liquid produced by natural gas processing plants and by LPG fractionators. Feedstock prices in 1997 were on average identical to 1996 prices. The refinery's products had an average selling price approximately 4% above 1996 levels, resulting in gross margins for the year being slightly above the 1996 average gross margin. The chemical industry, particularly the ethylene crackers, continued to be the big user of natural gasoline in 1997 which contributed to feedstock prices remaining higher than in recent years. Feedstock prices, which peaked during the period from November 1996 through February of 1997, returned to their former levels throughout most of 1997 and decreased in the fourth quarter of 1997.

With the exception of 1997 when toll processing fees decreased as a result of the cancellation of a processing contract, the refinery has experienced a healthy growth in its toll processing business over the last several years. Toll processing and tank rental fees were $694,797, $724,849 and $660,519 in 1995, 1996 and 1997, respectively. The increase in the toll processing business is indicative of the direction of the refining and petrochemical industries in the U.S. Many larger companies are "right sizing" and outsourcing smaller jobs and processes which have been formerly managed within their own facilities. The refinery has been in the toll processing business for over 30 years and enjoys a good reputation in the industry. Management intends to expand the refinery's involvement in this area as opportunities arise.

General and administrative expenses increased by $410,621, or 18%, to $2,695,043 in 1997 from $2,284,422 in 1996. A portion of this increase was attributable to stock option expenses of $125,000 and $50,000 for the cost of issuing 50,000 shares at no cost in 1997. Interest expense, which was practically all attributable to the debt of the refinery, increased by $68,291 from $336,979 in 1996 to $405,270 in 1997. This increase was primarily due to an increased amount of interest bearing debt, which was a result of a major debt restructuring in October 1996 when accrued interest was rolled over into principal and the new interest rates were higher.

There has been no activity in several years on the Pioche Ely Valley Mines, Inc. ("Pioche") properties primarily due to the lack of financing for claims to be explored and developed; however, in October 1997, Pioche entered into an Exploration Agreement and Option to Purchase with a large mining company. Interest income in 1997 and 1996 was from the investment of temporary excess cash in time deposits in Saudi Arabia and a short-term investment by the refinery. In 1997 and 1996, there was no operating activity on any of the Saudi Arabia mining properties. Assuming financing can be obtained, the results of the 1996 update to the 1994 feasibility study contemplate that construction of an ore treatment plant and all infrastructure for a mining facility at Al Masane is estimated to take 18 months to complete at an estimated cost of $88.6 million, an increase of $7.3 million over the 1994 study estimate.

Miscellaneous income represents various items of other income which individually are not significant enough to warrant being separately disclosed. These items primarily include income from tank rentals, building rentals, commission income and occasional small asset sale proceeds. In 1997 and 1996, the refinery received $25,410 and $101,640, respectively, from the leasing of an office building. This office building was sold to the lessee in June 1997. Tank rentals accounted for $78,000 in each year.

Primarily as a result of the Company's write-off of its total investment in the coal leases in 1988, the Company had net operating loss carryforwards of approximately $32.3 million at December 31, 1997, of which approximately $5.9 million is limited to any future net income of the coal company and approximately $1.7 million is limited to any future net income of the refinery. These carryforwards expire during the years 1998 through 2011.

At December 31, 1997, a total of approximately $1,581,000 in salaries and termination benefits accrued since 1971 was due to Company employees in Saudi Arabia in accordance with Saudi Arabian employment laws, which includes approximately $779,000 due to Hatem El-Khalidi, the Company's President and Chief Executive Officer. Accrued salaries and termination benefits to Company employees in Saudi Arabia and to Mr. El-Khalidi at December 31, 1996 were approximately $776,000 and $714,000, respectively. The payment of these amounts has been deferred until the Company's working capital position improves.

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

  OTHER MATTERS

Year 2000. The Year 2000 issue relates to computer systems and applications that currently use two-digit date fields to designate a year. As the century date change occurs, date-sensitive systems will recognize the Year 2000 as 1900, or not at all. This inability to recognize or properly treat the Year 2000 may cause systems to process critical financial and operational information incorrectly, which may have a material adverse effect on the Company's business, operating results and financial condition.

The Company is utilizing both internal and external resources to identify, correct or reprogram and test information systems for Year 2000 compliance. The Company estimates that its costs for addressing the Year 2000 issue will be approximately $25,000. These costs will be expensed as incurred.

Furthermore, there can be no assurance that the Company's customers and suppliers are or will be Year 2000 compliant. The failure of the Company's customers and suppliers to achieve Year 2000 compliance could have a material adverse effect on the Company's business, operating results and financial condition.

Quantitative and Qualitative Disclosures About Market Risks. The market risk inherent in the Company's financial instruments represents the potential loss resulting from adverse changes in interest rates, foreign currency rates and commodity prices. The Company's exposure to interest rate changes results from its variable rate debt instruments which are vulnerable to changes in short term United States prime interest rates. At December 31, 1997, the Company had $4.0 million in variable rate debt outstanding. A hypothetical 10% change in interest rates underlying these borrowings would result in approximately a $38,000 annual change in the Company's earnings and cash flows.

The Company is exposed to market risk in the exchange rate of the Saudi Arabian riyal as measured against the United States dollar. The Company does not view this exposure as significant and has not acquired or issued any foreign currency derivative financial instruments. The Company's strategy in managing its exposure to commodity prices is to purchase options on commodity based derivative futures contracts. At December 31, 1997, the Company's investment in such instruments was insignificant.

                           (Intentionally Left Blank)

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
Arabian Shield Development Company

We have audited the accompanying consolidated balance sheets of Arabian Shield Development Company and Subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Arabian Shield Development Company and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's sources of cash flow in 1997 were the operations of its refinery and the proceeds from loans and the sale of common stock. Cash flow from the refinery is dedicated to repaying debt and funding refinery operations. As discussed in Notes 5 and 7 to the financial statements, the majority of the Company's assets consist of costs related to the acquisition, exploration, and development of mineral interests in Saudi Arabia. The ability of the Company to develop these properties is dependent upon obtaining additional financing. As discussed in Note 9, the Company is obligated to the Saudi Arabian government for a loan in the amount of $11,000,000. The Company does not currently have the financial resources to pay this obligation and is attempting to reschedule the payment. Management's plans with regard to these matters are discussed in Note
2. These matters raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties .

As discussed in Note 3, the Company adopted the consolidation method of accounting for its investment in Pioche-Ely Valley Mines, Inc. in 1996.

GRANT THORNTON LLP

Dallas, Texas
March 13, 1998

                       REPORT OF INDEPENDENT ACCOUNTANTS

To The Stockholders and Board of Directors of Arabian Shield Development Company

In our opinion, the accompanying consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the results of operations and cash flows of Arabian Shield Development Company and its subsidiaries for the year ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. We have not audited the consolidated financial statements of Arabian Shield Development Company for any period subsequent to December 31, 1995.

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

As described in Note 9 to the financial statements, the Company is in default on repayment of an $11 million loan from the Saudi Arabian government which was made to the Al Masane Project. The Company is attempting to reschedule payment of the loan.

As described in Note 9 to the financial statements, the Company's refining subsidiary, South Hampton Refining Company ("South Hampton"), has short-term notes payable and current portions of long-term obligations totaling $3.8 million. South Hampton does not have the ability to fully repay these current obligations from internally generated funds. Arabian Shield Development Company has not guaranteed the debt obligations of South Hampton. The Company's financial statements do not include any adjustments that might be necessary should South Hampton be unable to satisfy its current obligations in an orderly manner.

PRICE WATERHOUSE LLP

Dallas, Texas
March 25, 1996

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1997           1996
                                                              -----------    -----------
Current Assets
  Cash and cash equivalents.................................  $   534,086    $   385,290
  Short-term investments....................................      407,542        298,726
  Trade receivables.........................................    3,047,311      2,643,691
  Inventories...............................................      548,320        565,346
                                                              -----------    -----------
          Total current assets..............................    4,537,259      3,893,053

Refinery Plant, Pipeline and Equipment -- At Cost...........    5,926,188      5,758,852
Less Accumulated Depreciation...............................   (3,238,623)    (2,911,823)
                                                              -----------    -----------
Refinery Plant, Pipeline and Equipment, Net.................    2,687,565      2,847,029

Al Masane Project...........................................   33,522,427     32,882,838
Other Interests in Saudi Arabia.............................    2,431,248      2,431,248
Mineral Properties in the United States.....................    1,411,190      1,418,615
Goodwill....................................................           --        117,598
Other Assets................................................      463,230        505,566
                                                              -----------    -----------
          Total Assets......................................  $45,052,919    $44,095,947
                                                              ===========    ===========

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1997           1996
                                                              -----------    -----------
Current Liabilities
  Accounts payable-trade....................................  $   790,759    $ 1,408,677
  Accrued liabilities.......................................      673,511        520,445
  Accrued liabilities in Saudi Arabia.......................    1,283,401      1,174,229
  Notes payable.............................................   11,375,780     11,375,780
  Current portion of long-term debt.........................      598,000        992,729
  Current portion of long-term obligations..................       37,915        150,904
                                                              -----------    -----------
          Total current liabilities.........................   14,759,366     15,622,764

Long-Term Debt..............................................    3,435,773      3,544,112
Long-Term Obligations.......................................       21,205         35,009
Accrued Liabilities in Saudi Arabia.........................      779,149        714,143
Deferred Revenue............................................      114,181        129,685
Commitments and Contingencies...............................           --             --
Minority Interest in Consolidated Subsidiary................    1,044,487      1,003,590
Stockholders' Equity
  Common stock, authorized 40,000,000 shares of $.10 par
     value: issued and outstanding, 21,861,494 shares in
     1997 and 20,956,494 shares in 1996.....................    2,186,149      2,095,649
  Additional paid-in capital................................   35,875,950     34,932,700
  Receivable from stockholder...............................     (126,000)      (126,000)
  Accumulated deficit.......................................  (13,037,341)   (13,855,705)
                                                              -----------    -----------
          Total stockholders' equity........................   24,898,758     23,046,644
                                                              -----------    -----------
          Total Liabilities and Stockholders' Equity........  $45,052,919    $44,095,947
                                                              ===========    ===========

        The accompanying notes are an integral part of these statements.

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  FOR THE THREE YEARS ENDED DECEMBER 31, 1997

                                                     1997           1996           1995
                                                  -----------    -----------    -----------
Revenues
  Refined product sales.......................    $25,591,600    $21,367,438    $17,741,862
  Processing fees.............................        582,519        646,848        616,796
                                                  -----------    -----------    -----------
                                                   26,174,119     22,014,286     18,358,658
Operating costs and expenses
  Cost of refined product sales and
     processing...............................     22,119,668     19,357,737     15,575,054
  General and administrative..................      2,695,043      2,284,422      2,372,683
  Depreciation and amortization...............        538,240        693,251        677,157
                                                  -----------    -----------    -----------
                                                   25,352,951     22,335,410     18,624,894
                                                  -----------    -----------    -----------
Operating income (loss).......................        821,168       (321,124)      (266,236)

Other income (expense)
  Interest income.............................         51,062         25,310         33,395
  Interest expense............................       (405,270)      (336,979)      (369,546)
  Minority interest...........................         19,282         13,072             --
  Equity in losses of affiliate...............             --             --        (24,112)
  Miscellaneous income........................        332,122        228,825        257,267
                                                  -----------    -----------    -----------
Net income (loss).............................    $   818,364    $  (390,896)   $  (369,232)
                                                  ===========    ===========    ===========
Net income (loss) per common share:
  Basic.......................................    $      0.04    $     (0.02)   $     (0.02)
                                                  ===========    ===========    ===========
  Diluted.....................................    $      0.04    $     (0.02)   $     (0.02)
                                                  ===========    ===========    ===========
Weighted average number of common and common
  equivalent shares outstanding:
  Basic.......................................     21,306,040     20,286,208     20,030,434
                                                  ===========    ===========    ===========
  Diluted.....................................     22,017,652     20,286,208     20,030,434
                                                  ===========    ===========    ===========

        The accompanying notes are an integral part of these statements.

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                        COMMON STOCK          ADDITIONAL     RECEIVABLE
                                  ------------------------      PAID-IN         FROM        ACCUMULATED
                                    SHARES        AMOUNT        CAPITAL      STOCKHOLDER      DEFICIT          TOTAL
                                  ----------    ----------    -----------    -----------    ------------    -----------
December 31, 1994...............  20,028,494    $2,002,849    $32,899,119     $(276,000)    $(13,095,577)   $21,530,391
  Common stock and common stock
    subscriptions sold..........     278,000        27,800        250,200            --               --        278,000
  Payment on stockholder
    receivables.................          --            --             --        50,000               --         50,000
  Write-off of stockholder
    receivable..................    (100,000)      (10,000)       (90,000)      100,000               --             --
  Stock options issued..........          --            --        151,431            --               --        151,431
  Net loss......................          --            --             --            --         (369,232)      (369,232)
                                  ----------    ----------    -----------     ---------     ------------    -----------
December 31, 1995...............  20,206,494     2,020,649     33,210,750      (126,000)     (13,464,809)    21,640,590
  Common stock sold.............     450,000        45,000        405,000            --               --        450,000
  Common stock issued for
    services....................     300,000        30,000        520,000            --               --        550,000
  Stock options issued..........          --            --        796,950            --               --        796,950
  Net loss......................          --            --             --            --         (390,896)      (390,896)
                                  ----------    ----------    -----------     ---------     ------------    -----------
December 31, 1996...............  20,956,494     2,095,649     34,932,700      (126,000)     (13,855,705)    23,046,644
  Common stock sold.............     500,000        50,000        450,000            --               --        500,000
  Common stock issued for
    services....................      50,000         5,000         45,000            --               --         50,000
  Common stock issued on debt
    conversion..................     345,000        34,500        310,500            --               --        345,000
  Stock options exercised.......      10,000         1,000         12,750            --               --         13,750
  Stock options issued for
    services....................          --            --        125,000            --               --        125,000
  Net income....................          --            --             --            --          818,364        818,364
                                  ----------    ----------    -----------     ---------     ------------    -----------
December 31, 1997...............  21,861,494    $2,186,149    $35,875,950     $(126,000)    $(13,037,341)   $24,898,758
                                  ==========    ==========    ===========     =========     ============    ===========

        The accompanying notes are an integral part of these statements.

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  FOR THE THREE YEARS ENDED DECEMBER 31, 1997

                                                         1997         1996          1995
                                                       ---------    ---------    ----------
Operating activities
  Net income (loss)..................................  $ 818,364    $(390,896)   $ (369,232)
  Adjustments for non-cash transactions
     Depreciation and amortization...................    538,240      693,251       677,157
     Equity in losses of affiliate...................         --           --        24,112
     Common stock and stock options issued for
       services......................................    175,000           --       151,431
  Effects of changes in
     Increase in trade receivables...................   (403,620)    (845,570)     (388,839)
     Decrease (increase) in inventories..............     17,026     (134,614)       40,342
     Decrease in other assets........................     42,336      135,287        87,016
     (Decrease) increase in accounts payable and
       accrued liabilities...........................   (464,852)     454,810      (267,830)
     Decrease in deferred revenue....................    (15,504)     (15,504)      (15,504)
  Other..............................................     (7,945)     (70,529)      (12,190)
                                                       ---------    ---------    ----------
          Net cash provided by (used for) operating
            activities...............................    699,045     (173,765)      (73,537)
                                                       ---------    ---------    ----------
Investing activities
  Additions to short-term investments................   (108,816)      (4,116)     (291,915)
  Proceeds from sale of short-term investments.......         --           --       255,787
  Additions to Al Masane Project.....................   (639,589)    (451,110)     (785,751)
  Additions to refinery plant, pipeline and
     equipment.......................................   (167,336)    (195,076)     (153,235)
  Reduction in mineral properties in the United
     States..........................................      7,425           --            --
  Decrease in cash in Saudi Arabia...................         --      396,809        34,167
  Increase in accrued liabilities in Saudi Arabia....    174,178       53,450       276,366
                                                       ---------    ---------    ----------
          Net cash used for investing activities.....   (734,138)    (200,043)     (664,581)
                                                       ---------    ---------    ----------
Financing activities
  Common stock sold..................................    513,750      450,000            --
  Decrease in receivable from stockholder............         --           --        50,000
  Additions to notes payable and long-term
     obligations.....................................    200,000      445,773       721,000
  Reduction of notes payable and long-term
     obligations.....................................   (529,861)    (438,714)     (809,192)
                                                       ---------    ---------    ----------
          Net cash provided by (used for) financing
            activities...............................    183,889      457,059       (38,192)
                                                       ---------    ---------    ----------
Net increase (decrease) in cash......................    148,796       83,251      (776,310)
Cash and cash equivalents at beginning of year.......    385,290      302,039     1,078,349
                                                       ---------    ---------    ----------
Cash and cash equivalents at end of year.............  $ 534,086    $ 385,290    $  302,039
                                                       =========    =========    ==========

        The accompanying notes are an integral part of these statements.

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- BUSINESS AND OPERATIONS OF THE COMPANY

Since its organization on May 4, 1967, the principal activity of Arabian Shield Development Company (the "Company") has been the exploration and development of mineral deposits in Saudi Arabia (Note 7). In February 1986, the Company purchased all of the issued and outstanding capital stock of Dorchester Coal Company, which was subsequently renamed American Shield Coal Company (the "Coal Company") and is currently dormant. The Company, through its wholly-owned subsidiary American Shield Refining Company (the "Refining Company"), owns all of the outstanding common stock of Texas Oil and Chemical Company II, Inc. ("TOCCO"). South Hampton Refining Company ("South Hampton") is a wholly-owned subsidiary of TOCCO, and Gulf State Pipe Line Company, Inc. ("Gulf State") is a wholly-owned subsidiary of South Hampton. The principal assets of TOCCO and its subsidiaries are a specialty products refinery located outside of Beaumont, Texas, which currently processes light naphtha feedstock, and 50 miles of natural gas and product pipelines which connect the refinery to supplies and a marine terminal on the Neches River near Beaumont. The Company also owns 44% of Pioche-Ely Valley Mines, Inc. ("Pioche") which owns mineral deposits in Nevada (Note 8). Pioche has been consolidated for financial statement purposes since January 1, 1996.

NOTE 2 -- GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company's sources of cash flow in 1997 were the operations of South Hampton's refinery and the proceeds from stock sales and loans. The Company is not currently generating cash flow from any other activities. As the cash flow attributable to South Hampton is fully dedicated to repayment of debt and funding of refinery operations (described in Note 9), the cash flow attributable to South Hampton currently is not adequate to support the Company's operations. As described in Note 9, the Company is liable to the Saudi Arabian government for an $11,000,000 loan. The Company does not currently have the financial resources to pay this obligation.

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

NOTE 3 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation -- The Company consolidates all subsidiaries for which it has majority ownership or voting control which is other than temporary. All material intercompany accounts and transactions are eliminated.

As discussed in Note 8, the Company owns 44% of Pioche and has had voting control for a number of years as a result of a loan which is collateralized by 8% of the outstanding common stock of Pioche. In 1996, the Company concluded that its voting control of Pioche was no longer temporary. Therefore, Pioche has been consolidated in 1996 and 1997. The financial statements for 1995, which account for the investment in Pioche on the equity method, have not been restated.

Cash and cash equivalents -- The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

Short-term investment -- At December 31, 1997 and 1996, the Company held a United States treasury bill with an original maturity of less than one year. The Company intends to hold this investment to maturity.

Inventories -- Refined products and feedstock are recorded at the lower of cost, determined on the last-in, first-out method (LIFO), or market.

Mineral Exploration and Development Costs -- All costs related to the acquisition, exploration, and development of mineral deposits are capitalized until such time as (1) the Company commences commercial exploitation of the related mineral deposits at which time the costs will be amortized, (2) the related project is abandoned and the capitalized costs are charged to operations, or (3) when any or all deferred costs are permanently impaired. At December 31, 1997, none of the projects described in Notes 7 and 8 had reached the commercial exploitation stage. No indirect overhead or general and administrative costs have been allocated to any of the projects. In 1996 the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and has concluded that there is no impairment.

Refinery Plant, Pipeline and Equipment -- Refinery plant, pipeline, buildings and equipment are being depreciated using the straight-line method over useful lives of 3 to 15 years. Maintenance and repairs are charged to expense. Renewals and betterments are capitalized.

Other Assets -- Other assets include catalysts used in refinery operations, prepaid expenses, a note receivable and certain refinery assets which are being leased to a third party.

Environmental Liabilities -- Remediation costs are accrued based on estimates of known environmental remediation exposure. Such accruals are recorded even if uncertainties exist over the ultimate cost of the remediation. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred.

Deferred Revenue -- Deferred revenue represents funds advanced by a supplier and customer for equipment purchases and is being amortized over a 15 year period.

Statements of Cash Flows -- On the statements of cash flows, cash includes cash held in the United States and Saudi Arabia. Significant noncash changes in financial position in 1997 include the issuance of 345,000 shares of common stock at $1.00 per share for the conversion of $345,000 of indebtedness (Note
9), as well as the issuance of stock and options for services, valued at a total of $175,000, which is included in general and administrative expenses (Note 11). Transactions of this type in 1996 include a restructure of debt to include $445,773 of accrued interest in the loan principal, as well as the issuance of stock and options for services, valued at a total of $1,346,950, which is capitalized as a cost of the Al Masane Project (Note 7). Transactions of this type in 1995 include the write-off of a stockholder receivable to purchase 100,000 shares of common stock at $1.00 per share and the issuance of 278,000 shares of common stock at $1.00 per share for the cancellation of $278,000 of indebtedness (Note 9).

Hedging Program -- In July 1994, South Hampton established a hedging program to help decrease the volatility of the price of fuel gas to the refinery. South Hampton purchased several commodity based derivative futures contracts during 1994. Gains and losses related to these contracts are recognized when the contracts expire. The natural gas market suffered severe price declines in the last few months of 1994 and into 1995, which resulted in net recognized losses of $101,000 in 1995. These losses are included as a cost of refined product sales and processing in the consolidated statements of operations. Since the fuel prices decreased in 1995 and were expected to soften in the next year or two, the hedging program was discontinued in June 1995. In June 1997, the hedging program resumed and resulted in a net recognized gain of $46,000 in 1997.

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

Net Income (Loss) Per Share -- In the fourth quarter of 1997, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS No. 128). In accordance with SFAS No. 128, the Company computes basic income per common share based on the weighted-average number of common shares outstanding. Diluted income per common share is computed based on the weighted-average number of common shares outstanding plus the number of additional common shares that would have been outstanding if dilutive potential common shares, consisting of stock options and shares issuable upon conversion of debt, had been issued (Note 15). Retroactive application, which is required by SFAS No. 128, did not result in restatement of 1995 or 1996 per share data.

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

Goodwill -- Goodwill acquired in connection with the acquisition of TOCCO in 1987 was fully amortized in 1997. The amount reflected in the balance sheet at December 31, 1996 is net of accumulated amortization of $2,655,925.

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

Stock-Based Compensation -- Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("Statement No. 123") is effective for years after 1995. Statement No. 123 establishes accounting and reporting standards for various stock-based compensation plans. Statement No. 123 encourages the adoption of a fair value based method of accounting for employee stock options, but permits continued application of the accounting method prescribed by Accounting Principles Board Opinion No. 25 ("Opinion 25"), "Accounting for Stock Issued to Employees." Entities that continue to apply the provisions of Opinion 25 are required to make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied. Refer to Note 11.

NOTE 4 -- FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

At December 31, 1997, the Company's financial instruments included cash, cash equivalents, investments, accounts receivable, current obligations, and noncurrent liabilities. The fair values of these items approximate their carrying amounts at December 31, 1997. Accrued liabilities in Saudi Arabia consist primarily of accrued salary and benefits. Payment of these items is contingent on the Company's ability to obtain future financing. As such, a fair value cannot be reasonably estimated.

Financial instruments that are potentially subject to concentrations of credit risk consist of cash equivalents, short-term investments, and trade accounts receivable. The Company places its cash equivalents and short-term investments with high credit quality financial institutions.

South Hampton, the Company's only revenue producing asset, sells its products primarily to companies in the chemical and plastics industries. Downturns in these industries could negatively impact refinery operations in the future. South Hampton does not require collateral on its outstanding accounts

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES receivable balances. South Hampton's largest customer accounted for 10%, 17% and 25% of total sales in 1997, 1996 and 1995, respectively.

NOTE 5 -- CONTINGENCIES

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

South Hampton, was a defendant in two lawsuits in two district courts in Jefferson County, Texas brought on July 21, 1993 and July 18, 1994 by two former employees of the Goodyear Tire & Rubber Company, seeking unspecified actual and punitive damages for certain alleged illness and diseases resulting from alleged exposure to certain chemicals during their employment with Goodyear. One of these lawsuits was settled in March 1997 and the other in January 1998. The cost to the Company was not significant. A new lawsuit by another former Goodyear employee was filed in a Jefferson County District Court on December 16, 1997 for unspecified actual and punitive damages for the same reasons as the other two. The outcome of this lawsuit is not expected to have a material effect on the Company's financial position, results of operations or liquidity.

South Hampton has been spending an increased amount of time and expense on environmental and regulatory functions and compliance. It is South Hampton's policy to accrue costs associated with regulatory compliance when those costs are reasonably determinable. In 1993, while remediating a small spill area, The Texas Natural Resources Conservation Commission ("TNRCC") requested that the refinery drill a well to check for groundwater contamination under the spill area. Based on the results, estimated costs of $60,000 were accrued at December 31, 1996 to cover the recovery and remediation activity expected to take place in 1997. However, no action was taken other than further study, and another $50,000 was accrued at December 31, 1997, for a total of $110,000. This amount is considered adequate in that various alternative and less expensive means of recovery are being developed by the South Hampton. Approximately $85,000 has been expended over a three year period to develop recovery alternatives. The consulting engineers expect approximately 10,000 barrels of recoverable material may be available to South Hampton for use in their refining process, but no reduction has been made in the accrual for estimated remediation costs due to the uncertainties relating to the recovery process.

In August 1997, the TNRCC notified South Hampton that it had violated various rules and procedures and has proposed administrative penalties totaling $709,408 and recommended that South Hampton undertake certain actions necessary to bring its operations at the refinery into compliance. The violations generally relate to various air and water quality issues. South Hampton intends to vigorously defend against this action on the basis that the allegations are in error or involve matters that are relatively minor in importance.

In addition to the various Environmental Protection Agency and TNRCC air, water and solid waste regulations, South Hampton is also subject to the regulations of the U.S. Department of Transportation,

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES the Occupational, Health and Safety Administration and the Texas General Land Office, among others. In response to various regulations from these and other agencies, South Hampton has developed OPA-90 Emergency Response Plans for the pipeline and the refinery, and is in the process of voluntarily adopting the requirements of the OSHA Process Safety Management rules. Approximately $37,000, $35,000 and $80,000 was spent in 1997, 1996 and 1995, respectively, on development of this OSHA program. The program is approximately 75% completed and is expected to be completed in 1998 at an additional cost of approximately $37,000. Due to the uncertain timing and scope of the additional work, no accruals have been provided.

At December 31, 1997, the Company had not made all of the surface rental payments due to the government of Saudi Arabia under the terms of the Al Masane Project lease. The past due amount of these rent payments was approximately $426,000 but, in February 1998, a payment in full of approximately $469,000 was made. In addition, the Company has not complied with certain statutory reporting requirements in Saudi Arabia. Management of the Company believes that the lack of compliance with these requirements will not have any effect on the Company's planned operations in Saudi Arabia.

At December 31, 1997, South Hampton had a $100,000 letter of credit in support of payment for purchases of natural gas used in the refinery from its main supplier.

NOTE 6 -- INVENTORIES

Inventories include the following:

                                                                  DECEMBER 31,
                                                             ----------------------
                                                               1997          1996
                                                             --------      --------
Refinery feedstock.........................................  $ 86,591      $     --
Refined products...........................................   461,729       565,346
                                                             --------      --------
          Total inventories................................  $548,320      $565,346
                                                             ========      ========

At December 31, 1997, LIFO value approximated current cost. At December 31, 1996, current cost exceeded LIFO value by approximately $163,000.

NOTE 7 -- MINERAL EXPLORATION AND DEVELOPMENT COSTS IN SAUDI ARABIA

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

On April 26, 1993, the Council of Ministers passed a resolution granting the Company a mining lease for the Al Masane Project, and on May 22, 1993, a Royal Decree was issued by the King. The initial period of

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES the mining lease is 30 years, which can be renewed for another period or periods, not to exceed 20 years. The lease area is 44 square kilometers in size. The lease agreement stipulates that the Company is to pay the Saudi government a surface rental of approximately $117,000 a year. The Company made the first year's payment in August 1993. As of December 31, 1997, the Company had not paid for rentals of approximately $426,000 but, in February 1998, a payment in full of approximately $469,000 was made. A loan from the Saudi Industrial Development Fund ("SIDF"), was applied for on September 30, 1995, and conditional approval was received in December 1997. The Company intends to form a Saudi limited liability company to be owned 50% by the Company and 50% by the Al Mashreq Company for Mining Investments (Al Mashreq), and transfer the mining lease to it, free and clear of any lien interest the Saudi government has. The lease agreement stipulates that, after two years of profitable mine operations, a Saudi public stock company will be formed to which the limited liability company will transfer its interest in the Al Masane Project. The limited liability company will own no less than 50% of the stock in the public stock company. The Petroleum and Mineral Organization ("PETROMIN"), a company wholly-owned by the Saudi government, has an option to acquire up to 25% of the stock and the remaining interests not owned by the Company and Al Mashreq or acquired by PETROMIN are to be put out for public subscription to Saudi citizens.

The Company has an $11 million interest-free loan from the Saudi Arabian government, the proceeds of which were used to fund the Project. The loan was scheduled to be repaid in ten annual installments beginning in 1984. None of the scheduled payments have been made. Pursuant to Article 18 of the Mining Lease Agreement, the Company intends to repay the loan in accordance with a repayment schedule to be agreed upon with the Saudi Arabian government from its share of Project cash flows. While the mining lease was granted in 1993, a rescheduling of the loan payments has not yet been negotiated. All of the Company's "movable and immovable" assets in Saudi Arabia are pledged as collateral for the loan.

On May 20, 1996, the Company entered into a Financial and Legal Services and Advice Agreement with two Saudi Arabian advisors to provide the following services in connection with the Al Masane mining project: (1) the formation of a Saudi limited liability company with the necessary capital to purchase the Company's interest in the mining lease and to pay its share of the project costs, (2) to finalize the required procedures for the issuance of an industrial license, (3) to finalize the necessary procedures to obtain the loan from the SIDF, (4) to apply for and receive loans from commercial banks necessary to finance the project and (5) to apply and obtain approval for the transfer of the mining lease to the limited liability company. As consideration for their services, the Company agreed to pay the two advisors $10,000 each for the issuance of the industrial license and to pay one of them $10,000 upon approval of the loan by the SIDF. The Company also agreed to issue them up to 2,000,000 shares of the Company's common stock and to grant them options to purchase up to 2,300,000 shares of the Company's common stock. The Company was obligated to issue such shares and options in designated amounts upon completion of each of the foregoing services. The options would have a five-year term commencing on the date of formation of the Saudi limited liability company with an exercise price of $1.00 per share. On December 3, 1996, the industrial license was issued to the Company and its Saudi Arabian advisors, and the Company has paid $20,000 in cash and is obligated at December 31, 1997 for the issuance of 300,000 shares of common stock and stock options for 345,000 shares at $1.00 per share. The Agreement was terminated in August 1997 and negotiations are being held to complete a new agreement.

Phase I of the work on the Project (sinking shaft, tunneling and drilling) was completed in April 1981. Since that time, there have been a series of project feasibility studies in 1982, 1984, 1989, 1992, and 1994, conducted by Watts, Griffis and McOuat Limited, consulting geologist, indicating the commercial viability of the Project. The 1994 report, and an update prepared in 1996, estimates proven and probable reserves of copper, zinc, silver and gold of 7.2 million tonnes in the Project with the potential to increase

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES these reserves with further exploration. The report projects production of the proven and probable reserves over a ten-year period. A cash flow projection was made based on the assumption that 50% of the financing of the project will come from loans from the Saudi Industrial Development Fund, 25% from bank loans, and 25% from equity financing of the new Saudi limited liability company. Revenues were estimated utilizing projected mineral prices from a third party pricing expert. The report projected positive net cash flows to the Company of $47.5 million over the life of the Project. According to the provisions of Article 46 of the Saudi Mining Code, no taxes will be payable to the Saudi government during the first stage of operations on a mining lease, which is the period of five years starting from the earlier of (a) the date of the first sale of products or (b) the beginning of the fourth year since the issue of the lease.

Deferred development costs of the Al Masane Project at December 31, 1997, 1996 and 1995, and the changes in these amounts for each of the three years then ended are detailed below:

                               BALANCE AT                BALANCE AT                  BALANCE AT
                              DECEMBER 31,   ACTIVITY   DECEMBER 31,    ACTIVITY    DECEMBER 31,   ACTIVITY
                                  1997       FOR 1997       1996        FOR 1996        1995       FOR 1995
                              ------------   --------   ------------   ----------   ------------   --------
Property and equipment:
  Mining equipment..........  $ 2,160,206               $ 2,160,206                 $ 2,160,206
  Construction costs........    3,140,493                 3,140,493                   3,140,493
                              -----------               -----------                 -----------
         Total..............    5,300,699                 5,300,699                   5,300,699
Other costs:
  Labor, consulting services
    and project
    administration costs....   19,145,296    $562,523    18,582,773    $1,942,586    16,640,187    $616,912
  Materials and
    maintenance.............    6,168,661         737     6,167,924           914     6,167,010       5,326
  Feasibility study.........    2,907,771      76,329     2,831,442        41,455     2,789,987     163,513
                              -----------    --------   -----------    ----------   -----------    --------
         Total..............   28,221,728     639,589    27,582,139     1,984,955    25,597,184     785,751
                              -----------    --------   -----------    ----------   -----------    --------
                              $33,522,427    $639,589   $32,882,838    $1,984,955   $30,897,883    $785,751
                              ===========    ========   ===========    ==========   ===========    ========

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

NOTE 8 -- MINERAL PROPERTIES IN THE UNITED STATES

The Company has voting rights of approximately 52% and directly owns approximately 44% of the outstanding common stock of Pioche. During 1988, 634,223 shares of Pioche stock were deemed acquired through in-substance foreclosure on a $114,537 note due from the issuer's estate. The original date of the note was May 31, 1985, and the note was due on May 31, 1995; however, management of the Company extended the due date to December 31, 1998 to allow the estate the opportunity to pay off the note. Until the note is paid, the Company has the voting rights to these shares. At this time, it is not possible to determine whether the issuer's estate will be able to repay the note when due. If the note is not repaid, the Company could take ownership of the shares. At December 31, 1996, the Company determined the loan was not likely to be repaid, and has consolidated the accounts of Pioche in the accompanying financial statements for 1997 and 1996. Previously, the investment in Pioche was accounted for on the equity method. The consolidation of Pioche increased total assets at December 31, 1996 by approximately $1,200,000 and had no effect on the net loss reported for 1996.

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

The principal assets of Pioche are an undivided interest in 48 patented and 81 unpatented mining claims and a 300 ton-per-day mill located on the aforementioned properties in the Pioche Mining District in southeastern Nevada. Due to the lack of capital, the properties held by Pioche have not been commercially operated for approximately 35 years. During 1994, Pioche attempted to drill a core hole on this property. The core hole was intended to go down to 1,500 feet but encountered formation problems at 700 feet and further drilling had to be abandoned. A new site will be selected and management expects a second core hole to be drilled when financing becomes available. In late 1996, Pioche was extended a proposal from a prominent mining company for the lease of its mining claims and on October 1997, an "Exploration Agreement and Option to Purchase" was entered into. The agreement provides for annual payments to Pioche of $50,000 for seven years until, or unless, an option is exercised to purchase an 85% interest in the mining claims for $3,000,000. The mining company will pay all annual taxes and claim rentals and has agreed to expend at lease $50,000 in exploration work each year and to drill at least one hole during the first year. The agreement can be terminated upon 60 days written notice from the mining company.

The Company has an option to buy 720,000 shares (approximately 10% of the outstanding shares) of Pioche common stock at $0.20 per share. The option expires on June 1, 2002.

On June 30, 1997, Pioche entered into an option agreement to lease the mill for one year, or as long thereafter as there are operations within the mill and /or active milling of ore. The lease provides for lease payments of $1.00 per short ton of ore milled with a maximum daily payment of $300 and a minimum daily payment of $100.

NOTE 9 -- NOTES PAYABLE, LONG-TERM DEBT AND LONG-TERM OBLIGATIONS

Notes payable, long-term debt and long-term obligations at December 31 are summarized as follows:

                                                             1997           1996
                                                          -----------    -----------
Notes payable:
  Secured note to Saudi Arabian government. See (B).....  $11,000,000    $11,000,000
  Unsecured note to a Saudi investor. See (D)...........       13,280         13,280
  Unsecured note to a Saudi investor. See (E)...........      350,000        350,000
  Other.................................................       12,500         12,500
                                                          -----------    -----------
          Total.........................................  $11,375,780    $11,375,780
                                                          ===========    ===========
Long-term debt:
  Revolving bank note. See (A)..........................  $ 1,590,000    $ 1,890,000
  Unsecured note to a Saudi company. See (C)............    1,945,773      1,945,773
  Unsecured notes to foreign investors. See (F).........      498,000        598,000
  Bank note. See (G)....................................           --        103,068
                                                          -----------    -----------
          Total.........................................    4,033,773      4,536,841
  Less current portion..................................     (598,000)      (992,729)
                                                          -----------    -----------
          Total.........................................  $ 3,435,773    $ 3,544,112
                                                          ===========    ===========
Long-term obligations:
  Noninterest-bearing note to a supplier and customer
     for capital improvements. See (H)..................  $    24,000    $   128,683
  Deferred compensation contracts. See (I)..............       35,120         57,230
                                                          -----------    -----------
          Total.........................................       59,120        185,913
  Less current portion..................................      (37,915)      (150,904)
                                                          -----------    -----------
          Total.........................................  $    21,205    $    35,009
                                                          ===========    ===========

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

---------------

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

     On October 15, 1996, South Hampton and the bank agreed to amend and restate the Agreement (the "Restated Agreement"). South Hampton executed a new Promissory Note in the original principal amount of $1,965,000 having a December 31, 1998 maturity date (extended in March 1998 to December 31,
     1999) and bearing interest at the rate of one percent above the prime lending rate in effect at the bank's New York office payable monthly in arrears on the last day of each month. Advances under the Restated Agreement are not to exceed the lesser of $1,965,000 or the borrowing base, which is calculated as the cash collateral account and eligible receivables and inventory. Minimum principal payments of $75,000 are to be made, payable by the last day of each quarter commencing December 31, 1996. As in the previous Agreement, South Hampton has agreed to collect all receivables through a cash collateral account at a local bank. Various restrictions have been placed on how funds may be spent by South Hampton and periodic reports must be provided to the bank. Under certain guidelines, the Restated Agreement permits certain cash distributions to Saudi Fal Co., Ltd. ("Saudi Fal"), TOCCO, the Refining Company, and the Company. The note is collateralized by all of the assets of TOCCO and its subsidiaries and a pledge of TOCCO common stock owned by the Refining Company. The Restated Agreement contains certain financial covenants, including a minimum current ratio and fixed charges coverage ratio.

(B) The Company has an interest-free loan of $11,000,000 from the Saudi Arabia Ministry of Finance and National Economy, the proceeds of which were used to finance the development phase of the Al Masane Project. The loan was repayable in ten equal annual installments of $1,100,000, with the initial installment payable on December 31, 1984. None of the ten scheduled payments have been made. Pursuant to the mining lease agreement covering the Al Masane Project, the Company intends to repay the loan in accordance with a repayment schedule to be agreed upon with the Saudi Arabian government from its share of Project cash flow. An agreement has not yet been reached regarding either the rescheduling or source of these payments. The loan is collateralized by all of the Company's "movable and immovable" assets in Saudi Arabia.

(C) In 1990, Saudi Fal, a Saudi company owned by a shareholder of the Company, agreed to issue a guarantee of $1,500,000 securing a letter of credit facility to enable South Hampton to buy feedstock. In return for the guarantee, Saudi Fal was given an option to purchase all of the outstanding stock of TOCCO. The option was not exercised and has expired. On March 31, 1992, the $1,500,000 guarantee was not renewed by Saudi Fal. As a result, the bank drew on the letter of credit provided by Saudi Fal for its guarantee and applied the $1,500,000 to reduce the principal amount of the bank note. The note is now owed by South Hampton to Saudi Fal. On October 15, 1996, South Hampton and Saudi Fal agreed to restructure the loan terms, whereby the accrued interest to date of $445,773 was added to principal, the interest rate was set at prime plus 1%, and the maturity date was changed to December 31, 1998. In March 1998, the maturity date was extended to December 31, 1999. This new note has a second lien position behind the bank's position as discussed in (A) above and is convertible into 1,945,773 shares of common stock.

(D)  Represents a noninterest-bearing demand loan payable.

(E) Represents an unsecured, noninterest-bearing advance made in 1984 to the Al Masane Project.

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

(F) Represents loans payable to a stockholder of the Company for $445,000, and the Company's president for $53,000. $200,000 is due in 1999, with interest payable at the LIBOR rate plus 2% at maturity. The remaining amounts are due on demand, with interest payable at the LIBOR rate plus 2%. Each loan provides for an option to convert the loan amount to shares of the Company's common stock at $1.00 per share anytime within five years from the date of the loan. In December 1997, a relative of the Company's president and stockholder who had loaned $300,000 to the Company in 1995, exercised the option and converted his loan amount, plus accrued interest of $45,000, into common stock.

(G) This note payable was collateralized by land, an office building, and all equipment and furniture and fixtures of TOCCO. As described in Note 10, the building collateralized by this note had been leased to a third party and, in June 1997, was sold and part of the proceeds was used by TOCCO to pay off this note.

(H) Balance represents amount due under a note payable to an unrelated refining company that provided loans to South Hampton to fund certain refining processes. Repayment was to be made when certain feed rate criteria and number of days of operations had been reached. As of December 31, 1997, these criteria had been met and the loan is being repaid.

(I) In connection with the acquisition of TOCCO, deferred compensation contracts between TOCCO and a certain former employee and one current employee were restructured, reducing the gross payments due under the original contracts. Default on payments due under the restructured agreements would invalidate the negotiated settlement amounts resulting in TOCCO being liable for the amounts due under the original contracts. TOCCO has complied with the terms of these contracts through 1997. However, if TOCCO were to default on these contracts, it would be liable for an additional amount of $440,130. The recorded liability at December 31, 1997 and 1996 has been determined utilizing a discount rate of 8.0%.

Scheduled maturities of long-term debt and long-term obligations, which exclude current notes payable balances aggregating $11,375,780, are as follows:


1998........................................................  $  635,915
1999........................................................   3,456,978
                                                              ----------
          Total.............................................  $4,092,893
                                                              ==========

Interest of $305,007, $186,190 and $244,828 was paid in 1997, 1996 and 1995, respectively.

NOTE 10 -- COMMITMENTS

South Hampton leases vehicles and equipment for use in operations for approximately $29,000 per month from a related party on a month to month basis. South Hampton incurred costs related to this agreement of approximately $349,000, $349,000 and $316,000 in 1997, 1996 and 1995, respectively.

The Company incurred total rental expenses for office space and certain vehicles and equipment of approximately $361,000, $361,000 and $302,000 in 1997, 1996 and 1995, respectively.

In February 1993, TOCCO entered into an agreement to lease to a third party a building with a net book value at December 31, 1996 of $310,926 which TOCCO did not use in its operations. The lease was recorded as an operating lease and the building was included in Other Assets. As described in Note 9, the leased building was pledged as collateral for a note payable. In June 1997, the building was sold for approximately $695,000. The sale resulted in a 10 year note receivable for $610,000 bearing interest at 9%. The note is pledged to a bank. Miscellaneous income includes approximately $25,000, $102,000, and $102,000 in 1997, 1996 and 1995, respectively of rental income pursuant to this lease. The gain on sale of approximately $387,000 has been deferred, and is being recognized on the installment method as payments are received on the note. The note is included in Other Assets, net of the deferred gain.

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

A provision of the purchase agreement related to the acquisition of TOCCO by the Refining Company requires TOCCO to reserve up to 10% of its common stock to be available for sale to the employees of TOCCO on such terms and conditions and at such times as determined by TOCCO.

South Hampton has guaranteed a note for $160,000 for a limited partnership in which South Hampton has a 19% interest.

NOTE 11 -- COMMON STOCK AND STOCK OPTIONS

At December 31, 1997, Saudi Arabian investors owned approximately 64% of the Company's outstanding common stock.

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

Notes receivable from stockholders for the purchase of common stock of $126,000 at December 31, 1997 and 1996 represents a note from a director and officer which matures on December 31, 1998. Notes receivable from stockholders are classified as a reduction of stockholders' equity.

Stock Options -- Under the terms of the Company's Employee Stock Option Plan (the "Employee Plan"), incentive options are granted at the market price of the stock on the date of grant and non-incentive options are granted at a price not less than 85% of the market price of the stock on the date of grant. The Employee Plan was adopted on May 16, 1983 for a term of ten years. At the Company's annual stockholders meeting on December 29, 1992, the stockholders approved an extension of the term of the Employee Plan for another ten years to May 16, 2003 and also approved an increase in the number of shares reserved for issuance thereunder from 250,000 to 500,000. On November 5, 1997, the Employee Plan was registered with the Securities and Exchange Commission.

To enhance the Company's ability to obtain and retain qualified directors, it instituted the 1987 Non-Employee Director Stock Option Plan (the "Non-Employee Director Plan") which provides for each non-employee director to receive an option for 10,000 shares of common stock upon election to the board of directors with the exercise price equal to the fair market value of the stock at the date of grant. The number of shares reserved for issuance under this plan is 100,000. The Non-Employee Director Plan was instituted in 1987 for a duration of ten years and in 1997 it expired. A new plan may be instituted at a later date.

Under the above plans, 325,000 shares were reserved for grant at December 31, 1997. The options for the Employee Plan vest at such times and in such amounts as is determined by the Compensation Committee of the Board of Directors at the date of grant. The options for the Non-Employee Director Plan vest in cumulative annual installments of 20% beginning one year from the date of grant. The options for both plans are exercisable for a period of ten years.

In 1995, the Company wrote off a receivable from a company controlled by a director of the Company in the amount of $100,000 resulting from the exercise of stock options.

In 1995, three foreign investors and the president of the Company loaned the Company $668,000 and $53,000, respectively (See Note 9). The agreements provide that the lender would have the option, at anytime within five years from the date of the loan, to convert the debt plus accrued interest into restricted shares of the Company's common stock at $1.00 per share. In September 1995, one of the investors exercised his option and converted $123,000 of his loan to 123,000 shares of common stock outstanding.

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

In October 1995, the Board of Directors approved an option for the president of the Company to exchange $400,000 of his unpaid salary for restricted shares of the Company's common stock at $1.00 per share. The options do not expire and they were exercisable immediately upon grant.

On May 20, 1996, the Company entered into a Financial and Legal Services and Advice Agreement with two Saudi Arabian advisors who assisted the Company with the Al Masane Project (See Note 7). The Agreement was terminated by the Company in August 1997. The Agreement provided for consideration to the advisors of up to 2,000,000 shares of the Company's common stock and options to purchase up to 2,300,000 shares of common stock at $1.00 per share. The options were to be granted in designated amounts upon the completion of various obligations by the advisors. The options were immediately exercisable upon grant and would have a five year term beginning on the date of the formation of the Saudi limited liability company. At December 31, 1996, 300,000 shares of common stock, valued at $550,000, and options to purchase 345,000 restricted shares, valued at $796,950, had been earned under the Agreement.

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

For the options to purchase 668,000 shares of stock granted to investors during 1995, the Company recognized an expense of $76,500, which is included in general and administrative expense in the Company's results of operations for the year ended December 31, 1995. For the options to purchase 400,000 shares of stock granted to the Company's president in 1995, the Company recorded compensation expense in the amount of $74,900, which is included in general and administrative expense in the Company's results of operations for the year ended December 31, 1995.

During 1997, the Company granted options to purchase 100,000 shares of stock and issued 50,000 shares of stock for services to two directors of the Company. The Company recorded compensation expense in the amount of $175,000, which is included in general administrative expense in the Company's results of operations for the year ended December 31, 1997. The Company has adopted only the disclosure provisions of Statement No. 123, as discussed in Note 3. Therefore, compensation expense for stock options granted to employees is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. If the Company recognized compensation expense based upon the fair value at the grant date for options granted to employees in 1997 and 1995 (none were granted in 1996), the Company's 1997, 1996 and 1995 net income (loss) and income
(loss) per share would be the pro forma amounts indicated as follows:

                                                  1997        1996         1995
                                                --------    ---------    ---------
Net income (loss)
  As reported.................................  $818,364    $(390,896)   $(369,232)
  Pro forma...................................  $635,714    $(390,896)   $(726,332)
Income (loss) per common share -- basic and
  diluted
  As reported.................................  $    .04    $    (.02)   $    (.02)
  Pro forma...................................  $    .03    $    (.02)   $    (.04)

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: expected volatility of 85 percent; risk-free interest rate of 6 percent; no dividend yield; and expected lives of three to 10 years.

The pro forma amounts presented are not representative of the amounts that will be disclosed in the future because they do not take into effect pro forma expenses related to grants before 1995.

Additional information with respect to all options outstanding at December 31, 1997, and changes for the three years then ended was as follows:

                                                                     1995
                                                         -----------------------------
                                                                      WEIGHTED AVERAGE
                                                          SHARES       EXERCISE PRICE
                                                         ---------    ----------------
Outstanding at beginning of year.......................    215,000         $1.83
  Granted..............................................  1,121,000          1.00
  Exercised............................................   (123,000)         1.00
                                                         ---------
Outstanding at end of year.............................  1,213,000         $1.15
                                                         =========         =====
Options exercisable at December 31, 1995...............  1,163,500         $1.12
                                                         =========         =====

                                                                     1996
                                                         -----------------------------
                                                                      WEIGHTED AVERAGE
                                                          SHARES       EXERCISE PRICE
                                                         ---------    ----------------
Outstanding at beginning of year.......................  1,213,000         $1.15
  Granted..............................................    345,000          1.00
                                                         ---------
Outstanding at end of year.............................  1,558,000         $1.11
                                                         =========         =====
Options exercisable at December 31, 1996...............  1,550,000         $1.10
                                                         =========         =====

Weighted average fair value per share of options granted in 1996 was $2.31.

                                                                     1997
                                                         -----------------------------
                                                                      WEIGHTED AVERAGE
                                                          SHARES       EXERCISE PRICE
                                                         ---------    ----------------
Outstanding at beginning of year.......................  1,558,000         $1.11
  Granted..............................................    110,000          1.14
  Forfeited............................................    (10,000)         3.50
  Exercised............................................    (10,000)         1.38
                                                         ---------
Outstanding at end of year.............................  1,648,000         $1.10
                                                         =========         =====
Options exercisable at December 31, 1997...............  1,639,000         $1.09
                                                         =========         =====

Weighted average fair value per share of options granted in 1997 was $1.77.

Information about stock options outstanding at December 31, 1997 is summarized as follows:

                                                        OPTIONS OUTSTANDING
                                         -------------------------------------------------
                                                       WEIGHTED AVERAGE
               RANGE OF                    NUMBER         REMAINING       WEIGHTED AVERAGE
            EXERCISE PRICES              OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE
            ---------------              -----------   ----------------   ----------------
$0 to 1................................   1,443,000       7.1 years            $1.00
$1 to 2................................     165,000       7.3 years             1.55
$2 to $3.75............................      40,000       5.7 years             2.85
                                          ---------
                                          1,648,000                            $1.10
                                          =========                            =====

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

                                                              OPTIONS EXERCISABLE
                                                         ------------------------------
                                                           NUMBER      WEIGHTED AVERAGE
               RANGE OF EXERCISE PRICES                  EXERCISABLE    EXERCISE PRICE
               ------------------------                  -----------   ----------------
  $0 to 1..............................................   1,443,000         $1.00
  $1 to 2..............................................     165,000          1.55
  $2 to $3.75..........................................      31,000          2.84
                                                          ---------
                                                          1,639,000         $1.09
                                                          =========         =====

NOTE 12 -- INCOME TAXES

The income (loss) before income taxes was $818,364, ($390,896) and ($369,232) for the years ended December 31, 1997, 1996 and 1995, respectively.

Income tax expense (benefit) for the years ended December 31, 1997, 1996 and 1995 differs from the amount computed by applying the applicable U.S. corporate income tax rate of 34% to net income (loss) before income taxes. The reasons for this difference are as follows:

                                                   1997        1996        1995
                                                 ---------   ---------   ---------
Income taxes at U.S. statutory rate............  $ 278,244   $(132,905)  $(125,539)
Goodwill amortization..........................     39,252      94,228      95,303
Net operating losses carried forward
  (utilized)...................................   (326,839)     37,924      25,731
Other items....................................      9,343         753       4,505
                                                 ---------   ---------   ---------
          Total tax expense....................  $      --   $      --   $      --
                                                 =========   =========   =========

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities for 1997, 1996 and 1995 were as follows:

                                                       DECEMBER 31,
                                       --------------------------------------------
                                           1997            1996            1995
                                       ------------    ------------    ------------
Deferred tax liabilities:
  Refinery plant, pipeline and
     equipment.....................    $   (323,513)   $   (287,845)   $   (368,385)
Deferred tax assets:
  Accounts receivable..............          45,967          57,284          49,544
  Mineral interests................         196,446         196,446         196,446
  Accrued liabilities..............          49,341          32,300              --
  Net operating loss carryforwards
     (NOLs)........................      10,943,970      11,333,611      11,274,638
  Tax credit carryforwards.........         147,501         221,322         651,504
                                       ------------    ------------    ------------
Gross deferred tax assets..........      11,383,225      11,840,963      12,172,132
Valuation allowance................     (11,059,712)    (11,553,118)    (11,803,747)
                                       ------------    ------------    ------------
          Net deferred tax
            assets.................         323,513         287,845         368,385
                                       ------------    ------------    ------------
          Net deferred taxes.......    $         --    $         --    $         --
                                       ============    ============    ============

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

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

At December 31, 1997, the Company had approximately $32,300,000 of net operating loss carryforwards and approximately $148,000 of general business credit carryforwards. These carryforwards expire during the years 1998 through 2011. In addition, the Company has minimum tax credit carryforwards of approximately $49,000 that may be carried over indefinitely. Approximately $1,700,000 of the net operating loss carryforwards and $13,000 of the general business credit carryforwards are limited to the net income of TOCCO. Approximately $5,900,000 of the net operating loss carryforwards are limited to the net income of the Coal Company.

The Company has no Saudi Arabian tax liability.

NOTE 13 -- SEGMENT INFORMATION

The Company has operations in two industry segments and geographic regions. Its refinery operations represent the significant portion of its current operating results and are exclusively in the United States, whereas its mining operations, conducted mainly in Saudi Arabia, mostly relate to costs which have been deferred during the development phase of these operations. The only mining operations conducted in the United States relate to the Company's subsidiary, Pioche. The Company has no significant corporate activities.

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

For 1997, 1996 and 1995, essentially all activity on the Company's consolidated statement of operations relates to the refinery. The 1997, 1996 and 1995 results include $39,475, $33,944 and $54,063, respectively, of unallocated costs recorded in general and administrative expenses related to the Saudi Arabian operations. The 1997, 1996 and 1995 results include immaterial amounts of interest expense related to notes payable that relate to the Saudi Arabian mining operations. All items included in the Company's consolidated balance sheet related to the Saudi Arabian operations are specifically identified on the face of the consolidated balance sheet with the exception of notes payable which have been identified in Note 9.

NOTE 14 -- RELATED PARTY TRANSACTIONS

The Company shares office facilities and certain expenses with companies owned by the chairman of the Company. At December 31, 1997 and 1996, these companies did not owe any amounts to the Company.

Noncurrent Accrued Liabilities in Saudi Arabia in the consolidated balance sheet represent amounts payable to the Company's president.

Other significant related party transactions have been addressed in the related notes to the consolidated financial statements. In particular, see Notes 9 and 11 for additional information.

              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

NOTE 15 -- NET INCOME (LOSS) PER COMMON SHARE

Net income per share for 1997 has been calculated as follows:

                                                                  WEIGHTED
                                                                   AVERAGE
                                                       NET         SHARES        PER
                                                      INCOME     OUTSTANDING    SHARE
                                                     --------    -----------    -----
Basic income per share.............................  $818,364    21,306,040     $.04
Dilutive effect of stock options...................        --       711,612       --
                                                     --------    ----------     ----
Diluted income per share...........................  $818,364    22,017,652     $.04
                                                     ========    ==========     ====

In 1996 and 1995, the effect of stock options and convertible debt was anti-dilutive. Accordingly, loss per share is calculated by dividing the net loss by the weighted average shares outstanding. In 1997, the effect of assumed debt conversions is anti-dilutive.

        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SCHEDULES

Board of Directors and Stockholders
Arabian Shield Development Company

In connection with our audit of the consolidated financial statements of Arabian Shield Development Company and Subsidiaries referred to in our report dated March 13, 1998, which is included in the annual report to stockholders in Part II of this Form 10-K, we have also audited Schedule II at December 31, 1997 and 1996 and for the years then ended. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein. Our report on the financial statements referred to above includes an explanatory paragraph which discusses that there is substantial doubt about the Company's ability to continue as a going concern.

GRANT THORNTON LLP

Dallas, Texas
March 13, 1998

                                  SCHEDULE II
              ARABIAN SHIELD DEVELOPMENT COMPANY AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS
                      THREE YEARS ENDED DECEMBER 31, 1997

                                                      CHARGED
                                      BEGINNING     (CREDITED)                      ENDING
            DESCRIPTION                BALANCE      TO EARNINGS     DEDUCTIONS      BALANCE
            -----------              -----------    -----------     ----------    -----------
Allowance for Deferred Tax Asset
  December 31, 1995................  $ 9,789,307    $2,014,440      $      --     $11,803,747
  December 31, 1996................   11,803,747       179,553(a)    (430,182)     11,553,118
  December 31, 1997................   11,553,118            --(b)    (326,839)     11,059,712
                                                              (a)    (166,567)

---------------

(a)  Expiration of carryforwards

(b)  Credit to earnings

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

         Jonathan Cocks
         Vice President

         Drew Wilson, Jr.
         Secretary/Treasurer

         Nicholas N. Carter
         President of Texas Oil and Chemical Co. II, Inc.
TRANSFER AGENT AND REGISTRAR

         Harris Trust

STOCK LISTING

         NASDAQ National Market System
         Symbol ARSD

         FORM 10-K

         Single copies of the Annual Report on Form 10-K which the Company has filed with the Securities and Exchange Commission can be obtained by stockholders without charge by writing to Arabian Shield Development Company, Suite 175, 10830 North Central Expressway, Dallas, Texas 75231, Attention: Secretary.

                             [ARABIAN SHIELD LOGO]

                             10830 North Central Expressway, Suite 175, Dallas, Texas
General Office:              75231
Field Office:                P.O. Box 1516, Jeddah, Saudi Arabia

Transfer Agent:              Harris Trust